ING Life Insurance and Annuity Company
Variable Annuity Account B
Individual Nonqualified Variable Annuity
CONTRACT PROSPECTUS – APRIL 29, 2011

The Contract. The contracts described in this prospectus are individual nonqualified deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company, we, us, our). They are intended to provide retirement benefits to individuals who either are not participating in a formal retirement plan or are participating in a formal retirement plan but want to supplement their benefits.

> *Why Reading this Prospectus Is Important.* This prospectus contains facts about the contracts and their investment options you should know before purchasing. This information will help you decide if the contracts are right for you. Please read this prospectus carefully and keep it for future reference.

Investment Options. The contracts offer variable investment options and a fixed interest option. When we establish your account, you instruct us to direct your account dollars to any of the available investment options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying mutual fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Option.

• Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the Fixed Account in Appendix I of this prospectus.

Risks Associated with Investing in the Funds. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 10 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

These contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the FDIC. The contracts are subject to investment risk, including the possible loss of the principal amount invested.

The Funds

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio (Initial Class)

Fidelity® VIP Growth Portfolio (Initial Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

ING Balanced Portfolio (Class I)

ING BlackRock Large Cap Growth Portfolio (Class I)

ING BlackRock Science and Technology Opportunities Portfolio (Class I)

ING Global Bond Portfolio (I Class)

ING Growth and Income Portfolio (Class I)

ING Intermediate Bond Portfolio (Class I)

ING International Index Portfolio (Class S)

ING Invesco Van Kampen Equity and Income Portfolio (Class I)[2]

ING Large Cap Growth (Class I)

ING Money Market Portfolio (Class I)

ING Oppenheimer Global Portfolio (Class I)

ING Russell™ Large Cap Growth Index Portfolio (Class I)

ING Strategic Allocation Conservative Portfolio (Class I)[1]

ING Strategic Allocation Growth Portfolio (Class I)[1]

ING Strategic Allocation Moderate Portfolio (Class I)[1]

ING Templeton Foreign Equity Portfolio (Class I)

ING Thornburg Value Portfolio (Class I)

ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

ING T. Rowe Price Growth Equity Portfolio (Class I)

ING UBS U.S. Large Cap Equity Portfolio (Class I)

---

(1) These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" for additional information.

(2) This fund has changed its name to the name listed above on or about the date of this prospectus. See Appendix II – Description of Underlying Funds for a complete list of former and current fund names.

Compensation. We pay compensation to broker/dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the April 29, 2011 Statement of Additional Information ("SAI") free of charge by indicating your request on your application materials, by calling the Company at 1-800-262-3862 or by writing us at the address listed in the "Contract Overview - Questions: Contacting the Company" section of this prospectus. You may also obtain a prospectus or an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") web site, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75998. The SAI table of contents is listed on page 39 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. To answer your questions, contact your local representative or write or call the Company through:

ING
USFS Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending Forms and Written Requests in Good Order.
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact us or your local representative to learn what information is required for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon requests that are received in good order.

The following summarizes contract information. Read each section of this prospectus for additional information.

Contract Design

The contracts described in this prospectus are individual nonqualified fixed and variable annuity contracts. They are intended as a retirement savings vehicle that defers taxes on investment earnings and offers a variety of investment options to help meet long-term financial goals.

Contract Facts

Free Look/Right to Cancel: You may cancel your contract within ten days (some states may require more than ten days) of receipt. See "Right to Cancel."

Death Benefit: Your beneficiary may receive a financial benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends on the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. See "Withdrawals."

Systematic Distribution Options: These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees and Expenses: Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

Taxation: You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Tax Considerations."

Contract Phases

The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

STEP 2: You direct us to invest your purchase payment in one or more of the following investment options:

- Fixed Interest Option
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.



Payments to Your Account
Step 1
ING Life Insurance and Annuity Company
Step 2
Fixed Interest Option
Variable Annuity Account B
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B

The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see “The Income Phase”). In general, you may:

- Receive income phase payments for a specified period of time or for life;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an income phase payment option that provides for payments to your beneficiary; and
- Select income phase payments that are fixed or that vary depending on the performance of the variable investment options you select.

FEE TABLE

In This Section:
- Maximum Contract Holder Transaction Expenses
- Maximum Periodic Fees and Charges
- Total Annual Fund Operating Expenses
- Examples
- Fees Deducted by the Funds

See "Fees" for:
- How, When and Why Fees are Deducted
- Reduction, Waiver and/or Elimination of Certain Fees
- Redemption Fees
- Premium and Other Taxes

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing account value from your contract. The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1] (as a percentage of amount withdrawn)	5%

The next table describes the fees and expenses that you may pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Periodic Fees and Charges

Annual Maintenance Fee

Installment Purchase Payment Contracts[2]	$20.00

Maximum Separate Account Annual Expenses
(as a percentage of average account value)

Mortality and Expense Risk Charge	1.25%
Administrative Expense Charge[3]	0.00% - 0.25%
Total Separate Account Annual Expenses	1.25% - 1.50%

* State premium taxes (which currently range from 0% to 4% of premium payments) may apply but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

1 This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

2 The annual maintenance fee is generally deducted only from installment purchase payment contracts. Under certain contracts, the annual maintenance fee may also be deducted upon full withdrawals. See "Fees - Annual Maintenance Fee."

3 We currently do not impose this charge, however; if allowed by your contract, we reserve the right to charge up to 0.25% annually. See "Fees - Administrative Expense Charge."

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees and other expenses)	Minimum	Maximum
	0.34%	1.05%

Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, contract fees including the annual maintenance fee of $20 (converted to a percentage of assets equal to (0.066%), separate account annual expenses, and fund fees and expenses.

Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$725	$1,296	$1,9061,894	$2,950	$265	$813	$1,388	$2,950

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period*:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$657	$1,092	$1,554	$2,228	$194	$599	$1,029	$2,228

*   This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Contracts. The Installment Purchase Payment Contracts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth year the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**   This example does not apply during the income phase if you elect to receive income phase payments under a nonlifetime variable payment option and subsequently request a lump-sum withdrawal after the income phase payments start. In this circumstance, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where the affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix III of this prospectus, we provide condensed financial information about Variable Annuity Account B subaccounts you may invest in through the contract. The tables show value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company (the Company) are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the company and our general account.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holding Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING Groep N.V. has agreed to separate its banking and insurance business by 2013. ING Groep N.V. intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING Groep has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Regulatory Matters. As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or financial services industry. Some of these investigations and inquires could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company. It is the practice of the company and its affiliates to cooperate fully in these matters.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS").For example, U.S. federal income tax law imposes requirements relating to product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

INVESTMENT OPTIONS

The contract offers variable investment options and a fixed interest option.

Variable Interest Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B ("the separate account"), a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

- **Mutual Fund (fund) Descriptions:** We provide brief descriptions of the funds in Appendix II. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our administrative service center at the address and phone number listed in "Contract Overview - Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

Fixed Interest Option. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. For a description of the Fixed Account, see Appendix I.

When Selecting Investment Options:
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses and Appendix I.

Limits on Availability of Options. Some funds or the fixed interest option may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on How Many Investment Options You May Select. You may select no more than 18 investment options during the accumulation phase. Each subaccount you select and the Fixed Account counts as one option once you have made an allocation to it, even if you no longer have amounts allocated to that option.

Additional Risks of Investing in the Funds.

Insurance-Dedicated Funds (Mixed and Shared Funding). The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding - bought for annuities and life insurance
- Shared funding - bought by more than one company

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

TRANSFERS AMONG INVESTMENT OPTIONS

During the accumulation phase, you may transfer amounts among the available subaccounts. Transfers from the Fixed Account may be restricted as outlined in Appendix I, and the total number of investment options that you may select during the accumulation period is limited. See "Investment Options - Limits on How Many Investment Options You May Select." The minimum transfer amount is $500. You may establish automated transfers of account value. See "Dollar Cost Averaging." Transfers must be made in accordance with the terms of your contract. You may not make transfers once you enter the income phase. See "The Income Phase."

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

Charges for Transfers. We currently do not charge for transfers.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our the address listed in "Contract Overview-Questions: Contacting the Company," or, if you are participating in the dollar cost averaging program, after your scheduled transfer.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from one of your investment options to one or more of the subaccounts. Transfers from the Fixed Account under the dollar cost averaging program may be restricted. (See Appendix I.) Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program. For additional information about this program, contact your local representative or call us at the number listed in "Contract Overview - Questions: Contacting the Company." Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

PURCHASE AND RIGHTS

How to Purchase. Complete the application and deliver it along with your initial purchase payment to us. Upon our approval, we will issue you a contract and set up an account for you.

Two types of contracts are available:
- Installment Purchase Payment contracts. Under these contracts, you make continuing periodic payments.
- Single Purchase Payment contracts. Under these contracts you make a single payment to the contract or a lump-sum transfer of amounts accumulated under a pre-existing annuity or retirement arrangement.

Payment Amounts. The minimum payment amount for each type of contract is as follows:
- The minimum payment for a single purchase payment contract is $5,000; and
- Installment purchase payments must be at least $100 per month ($1,200 annually) and may not be less than $25 per payment.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be a limit on the number of investment options you may select. When selecting investment options, you may find it helpful to review the "Investment Options" section.

Factors to Consider in the Purchase Decision. The decision to purchase the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

RIGHT TO CANCEL

When and How to Cancel. You may cancel the contract within ten days of receipt (some states require more than ten days) by returning it to the address listed in "Contract Overview-Questions: Contacting the Company" along with a written notice of cancellation.

Refunds. We will issue you a refund within seven calendar days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those amounts allocated to the subaccounts. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires, we will refund all purchase payments made.

If the purchase payments for your cancelled contract came from a transfer or rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

FEES

The following repeats and adds to information provided under "Fee Table." Please review both sections for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your contract. The schedules are listed below and appear on your contract schedule page. The charge will never be more than 8.5% of your total payments to the contract.

Early Withdrawal Charge Schedules

Schedule A - Installment Purchase Payment Contracts

Completed Payment Periods	Early Withdrawal Charge
Less than 5	5%
5 or more but less than 7	4%
7 or more but less than 9	3%
9 or more but less than 10	2%
10 or more	0%

Schedule B - Single Purchase Payment Contracts*

Completed Contract Years	Early Withdrawal Charge
Less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more but less than 8	2%
8 or more but less than 9	1%
9 or more	0%

* Schedule B may also apply to certain older contracts that accept more than one purchase payment. Check your contract to determine which early withdrawal charge schedule applies to you.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Types of Fees

The following types of fees or deductions may affect your account:

- Periodic Fees and Charges
  - ▷ Early Withdrawal Charge
  - ▷ Redemption Fees
- Periodic Fees and Charges
  - ▷ Annual Maintenance Fee
  - ▷ Mortality and Expense Risk Charge
  - ▷ Administrative Expense Charge
- Fund Fees and Expenses
- Premium and Other Taxes

Terms to Understand

- **"Payment Period"** (for installment purchase payment contracts) - The period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 payments are made. If only 11 payments are made, the payment period is not completed until the twelfth payment is made. The number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

- **Contract Year** (for single purchase payment contracts) - A 12 month period measured from the date we establish your account, or measured from any anniversary of that date.

Waiver. The early withdrawal charge is waived if the withdrawal is:
- Used to provide income phase payments to you;
- Paid because of your death;
- Taken under a systematic distribution option (see "Systematic Distribution Options");
- Taken on or after the tenth anniversary of the effective date of an installment purchase payment contract;
- Paid when your account value is $2,500 or less and no withdrawal has been taken from the account within the prior 12 months;
- Taken in part or in full from an installment purchase payment contract provided you are at least 59½ and nine purchase payment periods have been completed; or
- Taken in an amount of ten percent or less of your account value. This applies only to the first partial withdrawal in each calendar year and does not apply to full withdrawals or withdrawals under a systematic distribution option. The ten percent amount will be calculated using your account value as of the next valuation after your withdrawal request is received in good order at the address listed in "Contract Overview-Questions: Contacting the Company." This waiver does not apply to contracts issued in the state of Washington.

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $20.00 for installment purchase payment contracts. There is no maintenance fee for single purchase payment contracts.

When/How. Each year during the accumulation phase, we deduct this fee from your account value on your account anniversary. It is also deducted at the time of a full withdrawal, to the extent permitted under state law. It is deducted proportionately from each subaccount and fixed interest option in which you have interest.

Purpose. This fee reimburses us for administrative expenses related to the establishment and maintenance of your account.

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts. See "The Income Phase - Charges Deducted."

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option. This charge is deducted during the accumulation phase and the income phase.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contracts. Namely:

- Mortality risks are those risks associated with our promises to pay the death benefit available under the contract and to make lifetime income phase payments based on annuity rates specified in the contract; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount. 0.25%. We currently do not impose this charge. We reserve the right, however, on 30 days' notice, if allowed by your contract, to charge up to 0.25% annually of your daily net assets invested in the subaccounts.

When/How. If imposed, we will deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest option. This charge may be assessed during the accumulation phase and/or the income phase. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our administrative expenses that cannot be recovered by the mortality and expense risk charge described above. The charge is not intended to exceed the average expected cost of administering the contracts. We do not expect to make a profit from this charge.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The Company may receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds

The revenues received by the Company from affiliated funds may be deducted from fund assets and may include:
*   A share of the management fee;
*   Service fees;
*   For certain share classes, compensation paid from 12b-1 fees; and
*   Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenues received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
*   Service Fees;
*   For certain share classes, compensation paid from 12b-1 fees; and
*   Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

As of the date of this prospectus, Fidelity Investments is the only unaffiliated fund family offered through this prospectus. The Company receives the most fund revenue from Directed Services LLC, ING Investments, LLC and other Company affiliates.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to: co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunities to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. See also "Contract Distribution."

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our income phase payment rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account, see "Tax Considerations."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts; plus
- The current dollar value of amounts held in the Fixed Account, including interest to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund's shares. The value of your interest in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

Illustration. As a hypothetical illustration, assume that your initial purchase payment is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment, the applicable AUV's after the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $25 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.


$5,000 Purchase Payment
Step 1 ||
ING Life Insurance and Annuity Company
Step 2 ||
Variable Annuity Account B
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B

Step 1: You make an initial purchase payment of $5,000.

Step 2:

- You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

- You direct us to invest $2,000 in Fund B. The purchase payment purchases 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of the initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The value of subaccounts may vary day to day.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making A Withdrawal. To make withdrawal:
- Select the withdrawal amount. You must properly complete a disbursement form and deliver it to our administrative service center at the address listed in "Contract Overview – Questions: Contacting the Company":
  - ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value, minus any applicable early withdrawal charge, redemption fees, and annual maintenance fee; or
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and redemption fees. See Appendix I for more information about withdrawals from the Fixed Account; and
- Select investment options. If you do not specify, we will withdraw dollars from each investment option in which you have account value in the same proportion as that value bears to your total account value; and
- Properly complete a disbursement form and send it to the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly completed disbursement form in good order.

Reinvesting a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinvest all or a portion of the withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinvested based upon the subaccount values next computed following our receipt of your request and the amount to be reinvested. We will credit the amount reinvested proportionally for annual maintenance fees and for early withdrawal charges imposed at the time of withdrawal. We will deduct from the amount reinvested any annual maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of withdrawal.

Taxes, Fees and Deductions
Amounts withdrawn may be subject to one or more of the following:
- **Early Withdrawal Charge**
- (see "Fees - Early Withdrawal Charge")
- **Annual Maintenance Fee** (see "Fees - Annual Maintenance Fee")
- **Redemption Fees** (See "Fees - Redemption Fees")
- **Tax Penalty** (see "Tax Considerations")
- **Tax Withholding** (see "Tax Considerations")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your local representative or call us at the number listed in "Contract Overview - Questions: Contacting the Company."

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option
A systematic distribution option allows you to receive regular payments from your contract, without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

These options may be exercised at any time during the accumulation phase of the contract.

The following systematic distribution options may be available:
- **SWO - Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.; and
- **Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by calling us at the number listed in "Contract Overview - Questions: Contacting the Company."

Systematic Distribution Option Availability. If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time, and/or to change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your local representative or the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to the address listed in "Contract Overview-Questions: Contacting the Company." Once you revoke an option, you may not elect it again, until the next calendar year, nor may you elect any other systematic distribution option that may be available, unless you are allowed under the Internal Revenue Code of 1986, as amended (Tax Code).

Charges and Taxation. When you elect a systematic distribution option, your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option may have tax consequences. See "Tax Considerations."

DEATH BENEFIT

During the Accumulation Phase

Who Receives the Death Benefit? If you would like certain individuals or entities to receive a death benefit when it becomes payable, you may name them as your beneficiaries. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your local representative or us as indicated in "Contract Overview - Questions: Contacting the Company."

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when you, the contract holder, die.

Death Benefit Amount. The death benefit will equal your account value as of the next time we value your account after the date on which we receive proof of death and a payment request in a form acceptable to us. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by law.

Death Benefit - Methods of Payment

(For payment options during the income phase, see "The Income Phase.")

If you die during the accumulation phase of your contract, the following payment options are available to your beneficiary, if allowed by the Tax Code:

  ▷ Lump-sum payment; or
  ▷ Payment in accordance with any of the available income phase payment plans. See "The Income Phase - Payment Plans."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit proceeds at any time through the draftbook without penalty. Interest credited under this account may be less than you could earn if the lump sum payment was invested outside of the contract. Additionally, interest credited on this account may be less than under other settlement options available through the contract, and the Company seeks to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the address shown in the "Contract Overview - Questions: Contacting the Company" section of this prospectus.

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Terms to Understand:
- **Annuitant(s):** The person(s) on whose life (lives) or life expectancy(ies) the income phase payments are based.
- **Beneficiary(ies)**: The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.
- **Claim Date:** The date proof of death and the beneficiary's right to receive the death benefit and election of a death benefit payment option are received in good order at our administrative service center. Please contact our administrative service center to learn what information is required for a request for payment of the death benefit to be in good order.
- **Contingent Beneficiary(ies)**: The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.

The following options are also available, however, the Tax Code limits how long the death benefit proceeds may be left in these options:
- Leave the account value invested in the contract; or
- Leave the account value on deposit in the Company's general account, and receive monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. Your beneficiary can withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment plans. See "The Income Phase - Payment Plans."

Steps Required for Death Benefits to be Paid to Your Beneficiary:
- You must have designated a beneficiary(ies) for your contract;
- Your beneficiary or someone on their behalf must provide us with proof of your death acceptable to us; and
- Your beneficiary must elect one of the payment options available under the contract.

We will not pay any death proceeds until the beneficiary elects a method of payment. Prior to the election of a payment method by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary will have the right to allocate or transfer amounts among available investment options. (Limitations may apply to transfers from the Fixed Account - see Appendix I.)

We will mail payment to the beneficiary within seven calendar days after we receive proof of death and an election of the method of payment acceptable to us.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time frame required by the Tax Code. See "Tax Considerations."

THE INCOME PHASE

We may have used the following terms in prior prospectuses:
- **Annuity Phase** - Income Phase
- **Annuity Option** - Income Phase Payment Option
- **Annuity Payment** - Income Phase Payment
- **Annuitization -** Initiating Income Phase Payments

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days before the date you want to start receiving income phase payments, you must notify us in writing of all of the following:
- Payment start date;
- Income phase payment option (see the payment options table in this section);
- Payment frequency (i.e. monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments or a combination of fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed.

What Affects Payment Amounts? Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected, and whether you select fixed, variable or a combination of both fixed and variable payments, and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be invested in subaccount(s) you select. Subaccounts available during the accumulation phase may not be available during the income phase. Currently, the ING Balanced Portfolio, ING Intermediate Bond Portfolio and ING Growth and Income Portfolio are the only subaccounts available during the income phase. For variable payments, you must also select an assumed net investment rate.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.5%. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview - Questions: Contacting the Company."

Minimum Payment Amounts. The income phase payment option you select must result in:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts you will receive one lump-sum payment.

Restrictions on Start Dates and the Duration of Payments. When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering this course of action.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company." If the continuing income phase payments are elected, the beneficiary may not elect to receive a lump-sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments we made after the date of death.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit proceeds at any time through the draftbook without penalty. Interest credited under this account may be less than you could earn if the lump sum payment was invested outside of the contract. Additionally, interest credited on this account may be less than under other settlement options available through the contract, and the Company seeks to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the address shown in the "Contract Overview - Questions: Contacting the Company" section of this prospectus.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Consult a tax adviser before electing this option. The same or a different income phase payment option may be selected for the portion left invested in the accumulation phase. See Tax Considerations – Taxation of Income Phase Annuity Payments.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Tax Considerations" for additional information.

Income Phase Payment Options

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time.

Once income phase payments begin, the income phase payment option selected may not be changed.

Terms to understand:
•**Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based; and
•**Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit - None:** All payments end upon the annuitant's death.
Life Income - Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5, 10, 15 or 20 years or as otherwise specified in the contract. **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining guaranteed payments unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income - Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment will continue to the second annuitant on the annuitant's death. **Death Benefit - None:** All payments end upon the death of both annuitants.
Life Income - Two Lives with Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months. **Continuing Payments:** 100% of the payment will continue to the surviving annuitant after the first death. **Death Benefit - Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining guaranteed payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Nonlifetime Income Phase Payment Options	
Nonlifetime- Guaranteed Payments*	**Length of Payment:** You may select payments for 3-30 years. In certain cases a lump-sum payment may be requested at any time. (see below) **Death Benefit - Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining guaranteed payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

Lump-Sum Payment: If the Nonlifetime - Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payment will be treated as a withdrawal during the accumulation phase and if the election is made during the early withdrawal charge period we will charge the applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments have begun is treated as a completed purchase payment period even though no additional purchase payments have been made. See "Fees - Early Withdrawal Charge." We will send lump-sum payments within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Lump-Sum Payments: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value for the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e. the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate used for variable payments).

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

CONTRACT DISTRIBUTION

General. The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the company and have entered into selling agreements with ING Financial Advisers, LLC or the sale of our variable annuity contracts:
• ING Financial Partners, Inc; and
• Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and sales expenses paid to distributors through fees and charges imposed under the contracts.

Occasionally, ING Financial Advisers, LLC may enter into arrangements with independent entities to help find broker-dealers or banks interested in distributing the contract or to provide training, marketing and other sales-related functions, or administrative services. We will reimburse such entities for expenses related to and may pay fees to such entities in return for these services.

ING Financial Advisers, LLC may also contract with independent third party broker-dealers who will act as wholesalers by assisting us in selecting broker-dealers or banks interested in acting as distributors. These wholesalers may also provide training, marketing and other sales related functions to the distributors and may provide certain administrative services in connection with the contract. ING Financial Advisers, LLC may pay such wholesalers compensation based upon purchase payments to contracts purchased through distributors that they select.

ING Financial Advisers, LLC may also designate third parties to provide services in connection with the contracts such as reviewing applications for completeness and compliance with insurance requirements and providing the distributors with approved marketing material, prospectuses or other supplies. These parties may also receive payments for their services based upon purchase payments. ING Financial Advisers, LLC will pay all costs and expenses related to these services.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is 2.75%. We may also pay asset-based compensation up to 0.10%. In addition, we may pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 2.75% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated assets under management, sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum 2.75% commission rate noted above. These special compensation arrangements will not be offered to all distributors, the terms of such arrangements may differ among distributors based on various factors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2010, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- LPL Financial Corporation
- Symetra Investment Services, Inc.
- ING Financial Partners, Inc.
- American Portfolios Financial Services, Inc.
- NIA Securities, L.L.C.
- Morgan Stanley Smith Barney LLC
- SagePoint Financial, Inc.
- Valor Insurance Agency Inc.
- Lincoln Financial Group
- Financial Network Investment Corporation
- Walnut Street Securities, Inc.®
- NFP Securities, Inc.
- Morgan Keegan and Company, Inc.
- Cadaret, Grant & Co., Inc.
- Financial Telesis Inc./Jhw Financial Services Inc.
- Lincoln Investment Planning, Inc.
- Wells Fargo & Company
- Multi-Financial Securities Corporation
- M Holdings Securities, Inc.
- NRP Financial, Inc.
- UVEST Financial Services Group, Inc.
- Securities America, Inc.
- National Planning Corporation
- Royal Alliance Associates, Inc.
- Woodbury Financial Services, Inc.

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations; and
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.

TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section

Introduction

Taxation of Nonqualified Contracts

Possible Changes in Taxation

Taxation of the Company

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Types of Contracts: Nonqualified

The contracts described in this prospectus may be purchased on a non-tax qualified basis ("nonqualified contracts") or purchased on a tax-qualified basis ("qualified contracts").

Nonqualified Contracts. Nonqualified contracts are not related to retirement plans that receive special income tax treatment under the Tax Code. Rather, they are purchased with after- tax contributions and are purchased to save money for retirement in exchange for with the right to receive annuity payments for either a specified period of time or over the a lifetime of an individual. .

Taxation of Nonqualified Contracts

Taxation of Gains Prior to Distribution.

General. Tax Code section 72 governs the general federal income taxation of annuity contracts in general. We believe that if the contract owner is you are a natural person (in other words, an individual), the contract owner you will generally not be taxed on increases in the value of his or her nonqualified contract until a distribution occurs or until income phase annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract's account contract value generally will be treated as a distribution. In order to be eligible to defer federal income receive deferral of taxation on increases in the account value, each of, the following requirements must be satisfied.

- **Diversification.** Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary to do so;

- **Investor Control.** Although earnings under nonqualified contracts are generally are not taxed until withdrawn, the Internal Revenue Service (IRS) has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over such assets.. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which contract owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts, such as the contract described in this prospectus. The Company therefore reserves the right to modify the contracts contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account for federal income tax purposes.;
- **Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements;
- **Non-Natural Holders of a Nonqualified-Qualified Contract.** If the contract owner of If you are not a natural person, a nonqualified contract is not a natural person, the contract generally is not treated as an annuity for federal income tax purposes and any such the income on such contract for the applicable taxable year is currently taxable as ordinary income. Income on the contract during the taxable year is equal to any increase in the account contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract, less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule, and a non-natural person considering an investment in the contract should consult with a qualified its tax adviser prior to purchasing the contract. When the contract owner is not a natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner. When the contract owner is a non-natural person, a change in the annuitant is treated as the death of the contract owner.; and
- **Delayed Income Phase Annuity Starting Date.** If the contract's income phase annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached, or will have reached, an advanced age (e.g., after age 9585), it is possible that the contract could would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under such the contract could be currently includible in your taxable income.

Taxation of Distributions

General. When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to federal income tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any early withdrawal surrender charge) immediately before the distribution over the contract owner's investment in the contract at such that time. Investment in the contract is generally equal to the amount of all premiums to the contract, plus amounts previously included in your taxable gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a nonqualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:
- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:
- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½ , may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

On September 27, 2010, President Obama signed into law the Small Business Jobs Act of 2010 which included language that permits the partial annuitization of non-qualified annuities, effective for amounts received in taxable years beginning after December 31, 2010. The provision applies an exclusion ratio to any amount received as an annuity under a portion of an annuity provided that the annuity payments are made for a period of 10 years or more or for life. Pending the issuance of clarifying guidance, the application of this law change is unclear. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows:
- If distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or
- If distributed under a payment option, they are taxed in the same way as annuity payments.

Special rules may apply to amounts distributed after a Beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:
- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed by August 31, 2015. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under section 72 of the Tax Code, an immediate annuity means an annuity:
- Which is purchased with a single premium;
- With annuity payments starting within one year from the date of purchase; and
- Which provides a series of substantially equal periodic payments made annually or more frequently.

While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all nonqualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Contact Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Same-Sex Marriages. Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor. In some states, to the extent that an annuity contract accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account B is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
- On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e. mortality and expense risk charges, annual maintenance fees, administrative expense charges, if any, and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of an annual maintenance fee. If we reflected these charges in the calculation it would decrease the level of performance reflected by the calculation. Non-standardized returns may include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which we receive no instructions in the same proportion as those for which we receive instructions. You will receive periodic reports relating to the funds in which you have an interest as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts:
* During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
* During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership where such assignments are not prohibited, with proper notification. The date of any such assignment or transfer of ownership will be the date we receive the notification at the address listed in "Contract Overview-Questions: Contacting the Company." An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to us at the address listed in "Contract Overview-Questions: Contacting the Company." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. Your rights and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI:

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

APPENDIX I
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase of the contract.

Additional information about this option may be found in the contract.

Amounts allocated to the Fixed Account are held in the Company's general account, which supports insurance and annuity obligations.

General Disclosure.

- Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- The SEC has not reviewed disclosure in this Appendix regarding the Fixed Account.

Interest Rates.

- The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will receive a compound interest rate as credited by us. The rate we quote is an annual effective yield. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company.
- Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Except for contracts issued in the state of New York, withdrawals from the Fixed Account over $250,000 (for contracts issued prior to 1988) or $500,000 (for contracts issued after 1988) will be paid pursuant to a five year schedule. See your contract for details. Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for period of up to 6 months or as provided by applicable federal or state law.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option once during each calendar year. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying us at the address listed in "Contract Overview-Questions: Contacting the Company" at least 30 days before income payments begin you may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

APPENDIX II
DESCRIPTION OF UNDERLYING FUNDS

List of Fund Name Changes

Former Fund Name	New Fund Name
ING Van Kampen Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Objective(s)
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. and other affiliates of FMR	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. and other affiliates of FMR	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.

Fund Name	Investment Objective(s)
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. and other affiliates of FMR	Seeks to achieve capital appreciation.
Fidelity® VIP Overseas Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. and other affiliates of FMR	Seeks long-term growth of capital.
ING Balanced Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING BlackRock Science and Technology Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.

Fund Name	Investment Objective(s)
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide investors with a high level of current income, consistent with the preservation of capital and liquidity.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted international index.
ING Invesco Van Kampen Equity and Income Portfolio **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital appreciation.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser**: ING Investment Management Co.	Seeks long-term capital growth.
ING Money Market Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser**: ING Investment Management Co. ***There is no guarantee that the ING Money Market Subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.

Fund Name	Investment Objective(s)
ING Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Strategic Allocation Conservative Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth
ING Thornburg Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Thornburg Investment Management, Inc.	Seeks long-term capital appreciation, and secondarily, current income.

Fund Name	Investment Objective(s)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	
ING UBS U.S. Large Cap Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.

APPENDIX III
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2010, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2010, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2010 are not reflected in the following information.

TABLE I
FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%

(Selected data for accumulation units outstanding throughout each period)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33	$19.354	$22.333
Value at end of period	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33	$19.354
Number of accumulation units outstanding at end of period	301,881	336,876	381,493	507,337	603,500	638,978	578,222	459,840	368,356	350,846
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06	$18.363	$19.565
Value at end of period	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06	$18.363
Number of accumulation units outstanding at end of period	157,760	186,032	218,532	345,239	390,753	444,733	517,940	447,621	362,704	304,410
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858
Value at end of period	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588
Number of accumulation units outstanding at end of period	142,167	148,639	172,394	206,681	248,285	300,061	376,032	444,798	424,020	497,068
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46	$9.51	$12.077	$15.514
Value at end of period	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46	$9.51	$12.077
Number of accumulation units outstanding at end of period	77,854	92,767	102,748	128,515	129,186	131,286	132,647	99,214	41,584	40,745
ING BALANCED PORTFOLIO										
Value at beginning of period	$25.04	$21.26	$29.94	$28.72	$26.44	$25.68	$23.77	$20.25	$22.856	$24.163
Value at end of period	$28.21	$25.04	$21.26	$29.94	$28.72	$26.44	$25.68	$23.77	$20.25	$22.856
Number of accumulation units outstanding at end of period	558,020	602,421	720,069	917,406	1,060,627	1,203,120	1,342,969	1,352,428	1,483,863	1,725,814
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO (Funds were first received in this option during April 2007)										
Value at beginning of period	$8.09	$6.27	$10.40	$10.67						
Value at end of period	$9.08	$8.09	$6.27	$10.40						
Number of accumulation units outstanding at end of period	136,293	158,773	168,583	207,180						
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.44	$2.94	$4.95	$4.21	$3.98	$3.60	$3.70	$2.57	$4.436	$5.831
Value at end of period	$5.20	$4.44	$2.94	$4.95	$4.21	$3.98	$3.60	$3.70	$2.57	$4.436
Number of accumulation units outstanding at end of period	129,462	127,833	87,832	94,120	131,384	184,668	238,094	325,256	240,058	172,469
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$20.45	$15.90	$25.81	$24.34	$21.58	$20.20	$18.87	$15.16	$20.465	$25.397
Value at end of period	$23.05	$20.45	$15.90	$25.81	$24.34	$21.58	$20.20	$18.87	$15.16	$20.465
Number of accumulation units outstanding at end of period	1,354,950	1,472,079	1,651,069	2,022,081	2,298,689	2,705,207	3,268,534	3,649,456	4,278,162	5,447,988
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$20.66	$18.75	$20.74	$19.81	$19.27	$18.92	$18.27	$17.40	$16.266	$15.147
Value at end of period	$22.41	$20.66	$18.75	$20.74	$19.81	$19.27	$18.92	$18.27	$17.40	$16.266
Number of accumulation units outstanding at end of period	421,242	448,725	532,304	677,264	769,351	897,910	1,012,407	688,345	807,470	862,575

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.72	$11.74								
Value at end of period	$13.52	$12.72								
Number of accumulation units outstanding at end of period	3,922	3,325								
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$13.02	$9.97	$16.60	$17.08	$15.69	$14.25	$13.15	$9.64	$15.086	$20.426
Value at end of period	$16.01	$13.02	$9.97	$16.60	$17.08	$15.69	$14.25	$13.15	$9.64	$15.086
Number of accumulation units outstanding at end of period	145,187	151,591	165,318	200,911	246,323	280,808	327,368	365,960	353,915	420,422
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95	$13.905	$13.547
Value at end of period	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95	$13.905
Number of accumulation units outstanding at end of period	228,953	290,406	471,161	456,245	457,899	400,551	546,292	760,049	1,044,246	1,134,800
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.61	$8.42	$14.29	$13.57	$11.65	$10.01				
Value at end of period	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65				
Number of accumulation units outstanding at end of period	465,820	523,838	567,230	768,015	872,887	946,187				
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.53	$9.60	$11.51	$10.72	$10.01	$9.88				
Value at end of period	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01				
Number of accumulation units outstanding at end of period	212,251	191,664	208,418	279,773	212,296	235,801				
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.54	$10.70								
Value at end of period	$13.96	$12.54								
Number of accumulation units outstanding at end of period	974	921								
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$16.91	$14.53	$19.25	$18.42	$17.21	$16.78	$15.74	$14.02	$14.844	$15.397
Value at end of period	$18.55	$16.91	$14.53	$19.25	$18.42	$17.21	$16.78	$15.74	$14.02	$14.844
Number of accumulation units outstanding at end of period	16,258	27,916	41,708	52,539	54,761	53,837	49,393	52,209	88,782	82,972
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$16.86	$13.63	$21.59	$20.81	$18.62	$17.75	$16.05	$13.07	$15.344	$17.566
Value at end of period	$18.83	$16.86	$13.63	$21.59	$20.81	$18.62	$17.75	$16.05	$13.07	$15.344
Number of accumulation units outstanding at end of period	32,561	40,958	39,243	71,729	75,157	74,359	69,724	75,583	72,637	76,069
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$16.78	$13.94	$20.31	$19.50	$17.76	$17.17	$15.78	$13.37	$14.966	$16.295
Value at end of period	$18.56	$16.78	$13.94	$20.31	$19.50	$17.76	$17.17	$15.78	$13.37	$14.966
Number of accumulation units outstanding at end of period	38,888	37,701	37,418	52,633	58,717	59,246	63,295	77,501	89,224	99,986
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.87	$7.52	$13.39	$11.95	$11.09	$9.93				
Value at end of period	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09				
Number of accumulation units outstanding at end of period	413,503	423,967	477,757	612,088	691,090	810,723				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643
Value at end of period	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189
Number of accumulation units outstanding at end of period	96,633	105,890	102,326	145,889	164,311	196,161	217,537	218,596	192,650	212,838

CFI 2

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.20	$6.28	$10.20							
Value at end of period	$8.82	$8.20	$6.28							
Number of accumulation units outstanding at end of period	373,838	415,687	465,424							
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$27.54	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73	$27.159	$36.551
Value at end of period	$30.29	$27.54	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73	$27.159
Number of accumulation units outstanding at end of period	82,310	88,751	97,407	114,239	117,112	147,962	177,277	204,828	249,445	300,792
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$13.70	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37	$13.976	$17.889
Value at end of period	$15.35	$13.70	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37	$13.976
Number of accumulation units outstanding at end of period	137,853	144,256	181,081	194,855	215,491	248,139	261,134	279,653	300,021	351,117
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.15	$9.20	$12.16	$11.89	$10.69	$9.98				
Value at end of period	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69				
Number of accumulation units outstanding at end of period	267,662	301,174	413,810	523,595	608,591	666,187				

TABLE II
FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33	$19.354	$22.333
Value at end of period	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33	$19.354
Number of accumulation units outstanding at end of period	10,435	8,961	12,125	18,196	24,115	27,427	25,162	22,238	18,503	11,769
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06	$18.363	$19.565
Value at end of period	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06	$18.363
Number of accumulation units outstanding at end of period	10,714	10,879	22,407	24,016	35,909	35,428	34,515	16,683	28,494	5,108
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588	$22.858
Value at end of period	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83	$18.588
Number of accumulation units outstanding at end of period	1,636	1,847	3,860	4,116	6,352	7,210	13,505	13,739	16,200	30,698
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46	$12.60		
Value at end of period	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46		
Number of accumulation units outstanding at end of period	91	36	47	18,290	17,029	23,281	2,467	680		
ING BALANCED PORTFOLIO										
Value at beginning of period	$25.83	$21.88	$30.74	$29.42	$27.01	$26.17	$24.16	$20.53	$23.119	$24.379
Value at end of period	$29.19	$25.83	$21.88	$30.74	$29.42	$27.01	$26.17	$24.16	$20.53	$23.119
Number of accumulation units outstanding at end of period	86,310	94,481	107,148	118,074	135,748	189,050	217,194	210,963	226,171	340,426

CFI 3

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.10	$6.28	$10.41	$10.67						
Value at end of period	$9.08	$8.10	$6.28	$10.41						
Number of accumulation units outstanding at end of period	8,561	8,554	12,302	13,169						
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.52	$3.00	$5.04	$4.28	$4.03	$3.65	$3.73	$2.59	$4.454	$5.841
Value at end of period	$5.29	$4.52	$3.00	$5.04	$4.28	$4.03	$3.65	$3.73	$2.59	$4.454
Number of accumulation units outstanding at end of period	404	0	0	0	3,642	3,642	14,402	10,422	1,785	7,505
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$21.10	$16.36	$26.50	$24.93	$22.04	$20.59	$19.19	$15.37	$20.70	$25.624
Value at end of period	$23.84	$21.10	$16.36	$26.50	$24.93	$22.04	$20.59	$19.19	$15.37	$20.70
Number of accumulation units outstanding at end of period	486,741	562,385	659,379	793,302	950,496	1,152,266	1,401,295	1,674,699	1,943,271	2,540,138
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$21.05	$19.07	$21.07	$20.10	$19.52	$19.14	$18.45	$17.55	$16.378	$15.229
Value at end of period	$22.87	$21.05	$19.07	$21.07	$20.10	$19.52	$19.14	$18.45	$17.55	$16.378
Number of accumulation units outstanding at end of period	68,530	80,339	110,037	121,126	145,608	170,190	237,188	248,725	332,174	362,413
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$13.02	$9.97	$16.60	$17.08	$15.69	$14.25	$13.15	$9.64	$15.086	$20.426
Value at end of period	$16.01	$13.02	$9.97	$16.60	$17.08	$15.69	$14.25	$13.15	$9.64	$15.086
Number of accumulation units outstanding at end of period	4,561	5,469	6,491	6,500	8,232	13,528	16,173	15,712	9,981	15,417
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95	$13.905	$13.547
Value at end of period	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95	$13.905
Number of accumulation units outstanding at end of period	55,687	71,098	81,227	142,592	168,142	165,286	182,060	236,795	340,943	362,580
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.61	$8.42	$14.29	$13.57	$11.65	$9.72				
Value at end of period	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65				
Number of accumulation units outstanding at end of period	17,607	17,610	18,704	20,539	28,855	35,013				
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.53	$9.60	$11.51	$10.72	$10.01	$9.89				
Value at end of period	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01				
Number of accumulation units outstanding at end of period	9,958	2,838	32,501	4,627	10,508	11,136				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$17.67	$15.13	$19.97	$19.05	$17.74	$17.24	$16.10	$14.30	$14.41	
Value at end of period	$19.45	$17.67	$15.13	$19.97	$19.05	$17.74	$17.24	$16.10	$14.30	
Number of accumulation units outstanding at end of period	0	0	5,339	5,341	5,340	5,339	23,796	20,520	22,791	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$17.62	$14.20	$22.40	$21.52	$19.19	$18.23	$16.42	$13.33	$15.591	$17.786
Value at end of period	$19.74	$17.62	$14.20	$22.40	$21.52	$19.19	$18.23	$16.42	$13.33	$15.591
Number of accumulation units outstanding at end of period	3,999	3,999	9,861	10,406	10,405	10,401	11,857	18,356	19,199	21,776
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$17.53	$14.52	$21.08	$20.16	$18.30	$17.63	$16.14	$13.63	$15.207	$16.499
Value at end of period	$19.47	$17.53	$14.52	$21.08	$20.16	$18.30	$17.63	$16.14	$13.63	$15.207
Number of accumulation units outstanding at end of period	1,286	0	2,679	2,679	2,679	2,679	4,239	9,896	9,897	9,895
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$10.87	$7.52	$13.39	$11.95	$11.09	$9.48				
Value at end of period	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09				
Number of accumulation units outstanding at end of period	12,053	15,073	17,418	17,064	20,517	27,390				

	2010	2009	2008	2007	2006	2005	2004	2003	2002	2001
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189	$21.643
Value at end of period	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54	$19.189
Number of accumulation units outstanding at end of period	12,198	12,200	5,446	6,163	7,951	9,403	10,065	9,380	6,422	6,688
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$8.20	$6.28	$10.20							
Value at end of period	$8.82	$8.20	$6.28							
Number of accumulation units outstanding at end of period	4,565	5,164	8,167							
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$27.54	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73	$27.159	$36.551
Value at end of period	$30.29	$27.54	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73	$27.159
Number of accumulation units outstanding at end of period	3,333	3,544	3,715	4,644	3,729	3,729	5,194	5,195	9,460	9,287
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$13.70	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37	$13.976	$17.889
Value at end of period	$15.35	$13.70	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37	$13.976
Number of accumulation units outstanding at end of period	46,077	56,771	74,615	84,934	96,025	114,960	136,060	108,922	121,245	141,938
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.15	$9.20	$12.16	$11.89	$10.69	$9.81				
Value at end of period	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69				
Number of accumulation units outstanding at end of period	3,935	3,941	6,325	10,552	18,613	22,007				

TABLE III
FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2010	2009	2008	2007	2006	2005	2004	2003	2002
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during December 2002)									
Value at beginning of period	$16.00	$11.90	$20.91	$17.95	$16.22	$14.00	$12.24	$17.33	$9.70
Value at end of period	$18.58	$16.00	$11.90	$20.91	$17.95	$16.22	$14.00	$12.24	$17.33
Number of accumulation units outstanding at end of period	42,673	45,165	43,318	47,295	55,171	80,017	37,912	25,359	2,695
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$12.33	$9.56	$16.83	$16.73	$14.05	$13.40	$12.13	$8.78	
Value at end of period	$14.06	$12.33	$9.56	$16.83	$16.73	$14.05	$13.40	$12.13	
Number of accumulation units outstanding at end of period	3,490	5,390	8,694	14,069	11,871	11,456	11,244	5,511	
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$11.58	$9.12	$17.42	$13.85	$13.09	$12.49	$12.19	$8.80	
Value at end of period	$14.25	$11.58	$9.12	$17.42	$13.85	$13.09	$12.49	$12.19	
Number of accumulation units outstanding at end of period	6,610	2,237	2,510	1,881	2,235	3,344	4,116	5,490	
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$15.16	$12.09	$21.73	$18.70	$15.98	$13.56	$12.04	$8.09	
Value at end of period	$16.98	$15.16	$12.09	$21.73	$18.70	$15.98	$13.56	$12.04	
Number of accumulation units outstanding at end of period	4,733	6,207	6,271	7,686	7,070	6,566	6,279	1,756	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING BALANCED PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$12.38	$10.48	$14.71	$14.07	$12.91	$12.51	$11.54	$9.56	
Value at end of period	$13.99	$12.38	$10.48	$14.71	$14.07	$12.91	$12.51	$11.54	
Number of accumulation units outstanding at end of period	4,804	0	0	82,646	93,249	91,215	12	12	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2007)									
Value at beginning of period	$8.16	$6.31	$10.43	$10.67					
Value at end of period	$9.18	$8.16	$6.31	$10.43					
Number of accumulation units outstanding at end of period	889	888	888	888					
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO									
Value at beginning of period	$14.96	$9.89	$16.58	$14.07	$13.24	$11.96	$12.23	$8.44	
Value at end of period	$17.57	$14.96	$9.89	$16.58	$14.07	$13.24	$11.96	$12.23	
Number of accumulation units outstanding at end of period	1,427	1,207	865	586	578	311	223	223	
ING GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during December 2002)									
Value at beginning of period	$12.55	$9.73	$15.75	$14.81	$13.09	$12.22	$11.38	$15.16	$9.42
Value at end of period	$14.19	$12.55	$9.73	$15.75	$14.81	$13.09	$12.22	$11.38	$15.16
Number of accumulation units outstanding at end of period	28,576	26,993	27,883	34,872	40,044	39,142	49,972	69,060	94,985
ING INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$12.60	$11.40	$12.58	$11.97	$11.62	$11.37	$10.94	$10.51	
Value at end of period	$13.71	$12.60	$11.40	$12.58	$11.97	$11.62	$11.37	$10.94	
Number of accumulation units outstanding at end of period	4,097	4,203	4,166	5,124	4,483	3,884	6,479	4,656	
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$12.65	$9.65	$16.02	$16.44	$15.05	$13.63	$12.55	$8.77	
Value at end of period	$15.59	$12.65	$9.65	$16.02	$16.44	$15.05	$13.63	$12.55	
Number of accumulation units outstanding at end of period	1,107	201	201	550	1,079	723	1,505	5,591	
ING MONEY MARKET PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$11.19	$11.26	$11.07	$10.63	$10.23	$10.12	$10.02	$10.02	
Value at end of period	$11.11	$11.19	$11.26	$11.07	$10.63	$10.23	$10.02	$10.02	
Number of accumulation units outstanding at end of period	3,390	11,063	19,892	24,749	68,143	9,105	0	3,292	
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
Value at beginning of period	$11.78	$8.52	$14.41	$13.65	$11.68	$10.02			
Value at end of period	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68			
Number of accumulation units outstanding at end of period	22,363	29,598	27,487	37,111	36,554	38,507			
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO									
Value at beginning of period	$11.70	$9.72	$11.61	$10.78	$10.03	$9.91			
Value at end of period	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03			
Number of accumulation units outstanding at end of period	14,792	8,891	9,583	11,365	11,291	15,502			
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$12.43	$10.02	$14.42						
Value at end of period	$13.92	$12.43	$10.02						
Number of accumulation units outstanding at end of period	4,516	4,516	4,516						
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO									
(Funds were first received in this option during November 2005)									
Value at beginning of period	$12.38	$10.26	$14.90	$14.26	$12.95	$12.72			
Value at end of period	$13.74	$12.38	$10.26	$14.90	$14.26	$12.95			
Number of accumulation units outstanding at end of period	0	4,349	3,933	3,581	3,282	2,925			

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006	2005	2004	2003	2002
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$11.03	$7.60	$13.50	$12.02	$11.12	$9.93			
Value at end of period	$14.04	$11.03	$7.60	$13.50	$12.02	$11.12			
Number of accumulation units outstanding at end of period	6,324	1,879	1,316	1,834	4,473	5,717			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$14.39	$10.16	$17.75	$16.31	$14.53	$13.82	$12.68	$9.30	
Value at end of period	$16.66	$14.39	$10.16	$17.75	$16.31	$14.53	$13.82	$12.68	
Number of accumulation units outstanding at end of period	3,072	8,923	8,699	34,631	7,393	7,203	4,347	3,154	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$8.24	$6.30	$10.20						
Value at end of period	$8.89	$8.24	$6.30						
Number of accumulation units outstanding at end of period	1,269	2,427	2,857						
ING THORNBURG VALUE PORTFOLIO									
(Funds were first received in this option during February 2003)									
Value at beginning of period	$14.03	$9.79	$16.40	$15.44	$13.34	$13.26	$11.86	$8.79	
Value at end of period	$15.48	$14.03	$9.79	$16.40	$15.44	$13.34	$13.26	$11.86	
Number of accumulation units outstanding at end of period	376	376	287	287	287	287	287	287	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during March 2007)									
Value at beginning of period	$12.73	$9.76	$16.35	$16.25					
Value at end of period	$14.31	$12.73	$9.76	$16.35					
Number of accumulation units outstanding at end of period	244	244	244	585					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Funds were first received in this option during April 2005)									
Value at beginning of period	$11.32	$9.31	$12.27	$11.96	$10.71	$10.00			
Value at end of period	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71			
Number of accumulation units outstanding at end of period	13,007	13,233	17,039	8,513	8,390	8,585			

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Account B Individual Nonqualified Variable Annuity Prospectus dated April 29, 2011.

___ Please send an Account B Statement of Additional Information (Form No. SAI. 75998-11) dated April 29, 2011.

CONTRACT HOLDER' S SIGNATURE

DATE

PRO.75998-11

VARIABLE ANNUITY ACCOUNT B
OF
ING LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated April 29, 2011

Individual Nonqualified Variable Annuity Contracts

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated April 29, 2011.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2010, 2009 and 2008 amounted to $1,947,487.78, $1,658,134.85, and $2,501,353.46 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units of the separate account subaccounts corresponding to the funds you select. The number of annuity units purchased is based on your account value and the value of each unit on the day the annuity units are purchased. Thereafter, variable payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation period to the next (see "Account Value" in the prospectus): such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:
Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation period prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation period in which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as, The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

4

EXPERTS

The statements of assets and liabilities of the Variable Annuity Account B, of ING Life Insurance and Annuity Company, as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of ING Life Insurance and Annuity Company as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year ended December 31, 2010
with Report of Independent Registered Public Accounting Firm

This page intentionally left blank.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2010

Contents

This page intentionally left blank.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

American Funs Insurance Series:
  American Funds Insurance Series® International Fund - Class 2
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Federated Insurance Series:
  Federated Capital Appreciation Fund II - Primary Shares
  Federated Capital Income Fund II
  Federated Clover Value Fund II - Primary Shares
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II - Primary Shares
  Federated International Equity Fund II
  Federated Kaufmann Fund II - Primary Shares
  Federated Mid Cap Growth Strategies Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class

ING Investors Trust (continued):
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo HealthCare Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
  ING Money Market Portfolio - Class S

ING Partners, Inc.:
- ING American Century Small-Mid Cap Value Portfolio - Service Class
- ING Baron Asset Portfolio - Service Class
- ING Baron Small Cap Growth Portfolio - Service Class
- ING Columbia Small Cap Value Portfolio - Service Class
- ING Davis New York Venture Portfolio - Service Class
- ING JPMorgan Mid Cap Value Portfolio - Service Class
- ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
- ING Oppenheimer Global Portfolio - Initial Class
- ING Oppenheimer Global Strategic Income Portfolio - Initial Class
- ING Oppenheimer Global Strategic Income Portfolio - Service Class
- ING PIMCO Total Return Portfolio - Service Class
- ING Pioneer High Yield Portfolio - Initial Class
- ING Solution 2015 Portfolio - Service Class
- ING Solution 2025 Portfolio - Service Class
- ING Solution 2035 Portfolio - Service Class
- ING Solution 2045 Portfolio - Service Class
- ING Solution Income Portfolio - Service Class
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
- ING T. Rowe Price Growth Equity Portfolio - Initial Class
- ING Templeton Foreign Equity Portfolio - Initial Class
- ING Thornburg Value Portfolio - Initial Class
- ING UBS U.S. Large Cap Equity Portfolio - Initial Class
- ING Van Kampen Comstock Portfolio - Service Class
- ING Van Kampen Equity and Income Portfolio - Initial Class

ING Strategic Allocation Portfolios, Inc.:
- ING Strategic Allocation Conservative Portfolio - Class I
- ING Strategic Allocation Growth Portfolio - Class I
- ING Strategic Allocation Moderate Portfolio - Class I

ING Variable Funds:
- ING Growth and Income Portfolio - Class I

ING Variable Insurance Trust:
- ING GET U.S. Core Portfolio - Series 5
- ING GET U.S. Core Portfolio - Series 6
- ING GET U.S. Core Portfolio - Series 7
- ING GET U.S. Core Portfolio - Series 8
- ING GET U.S. Core Portfolio - Series 9
- ING GET U.S. Core Portfolio - Series 10
- ING GET U.S. Core Portfolio - Series 11
- ING GET U.S. Core Portfolio - Series 12
- ING GET U.S. Core Portfolio - Series 13
- ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
- ING BlackRock Science and Technology Opportunities Portfolio - Class I
- ING Euro STOXX 50 Index Portfolio - Institutional Class

ING Variable Portfolios, Inc. (continued):
- ING Index Plus LargeCap Portfolio - Class I
- ING Index Plus MidCap Portfolio - Class I
- ING Index Plus SmallCap Portfolio - Class I
- ING International Index Portfolio - Class I
- ING International Index Portfolio - Class S
- ING Opportunistic Large Cap Portfolio - Class I
- ING Russell™ Large Cap Growth Index Portfolio - Class I
- ING Russell™ Large Cap Index Portfolio - Class I
- ING Russell™ Large Cap Value Index Portfolio - Class I
- ING Russell™ Large Cap Value Index Portfolio - Class S
- ING Russell™ Mid Cap Growth Index Portfolio - Class S
- ING Russell™ Mid Cap Index Portfolio - Class I
- ING Russell™ Small Cap Index Portfolio - Class I
- ING Small Company Portfolio - Class I
- ING U.S. Bond Index Portfolio - Class I

ING Variable Products Trust:
- ING International Value Portfolio - Class I
- ING MidCap Opportunities Portfolio - Class I
- ING MidCap Opportunities Portfolio - Class S
- ING SmallCap Opportunities Portfolio - Class I
- ING SmallCap Opportunities Portfolio - Class S

Invesco Variable Insurance Funds:
- Invesco V.I. Capital Appreciation Fund - Series I Shares
- Invesco V.I. Core Equity Fund - Series I Shares

Janus Aspen Series:
- Janus Aspen Series Balanced Portfolio - Institutional Shares
- Janus Aspen Series Enterprise Portfolio - Institutional Shares
- Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
- Janus Aspen Series Janus Portfolio - Institutional Shares
- Janus Aspen Series Worldwide Portfolio - Institutional Shares

Lord Abbett Series Fund, Inc.:
- Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC

Oppenheimer Variable Account Funds:
- Oppenheimer Global Securities/VA
- Oppenheimer Main Street Fund®/VA
- Oppenheimer Main Street Small Cap Fund®/VA
- Oppenheimer Small- & Mid-Cap Growth Fund/VA

PIMCO Variable Insurance Trust:
- PIMCO Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:
- Pioneer Emerging Markets VCT Portfolio - Class I
- Pioneer High Yield VCT Portfolio - Class I

Premier VIT:
- Premier VIT OpCap Mid Cap Portfolio - Class I

Wanger Advisors Trust:
- Wanger International
- Wanger Select
- Wanger USA

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the transfer agents or custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2010, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 7, 2011

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	American Funds Insurance Series® International Fund - Class 2		Calvert VP SRI Balanced Portfolio		Federated Capital Appreciation Fund II - Primary Shares		Federated Capital Income Fund II		Federated Fund for U.S. Government Securities II	
Assets										
Investments in mutual funds										
at fair value	$	4	$	962	$	6,511	$	3,562	$	1,260
Total assets		4		962		6,511		3,562		1,260
Net assets	$	4	$	962	$	6,511	$	3,562	$	1,260
Net assets										
Accumulation units	$	4	$	962	$	6,442	$	3,530	$	1,260
Contracts in payout (annuitization)										
period		-		-		69		32		-
Total net assets	$	4	$	962	$	6,511	$	3,562	$	1,260
Total number of mutual fund shares		225		567,477		1,017,401		389,328		109,596
Cost of mutual fund shares	$	4	$	935	$	5,984	$	3,326	$	1,224

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 4,115	$ 2,136	$ 1,959	$ 63,098	$ 9,794
Total assets	4,115	2,136	1,959	63,098	9,794
Net assets	$ 4,115	$ 2,136	$ 1,959	$ 63,098	$ 9,794
Net assets					
Accumulation units	$ 4,075	$ 2,136	$ 1,947	$ 63,098	$ 9,794
Contracts in payout (annuitization) period	40	-	12	-	-
Total net assets	$ 4,115	$ 2,136	$ 1,959	$ 63,098	$ 9,794
Total number of mutual fund shares	585,398	142,795	1,958,968	3,317,473	264,048
Cost of mutual fund shares	$ 3,934	$ 1,866	$ 1,959	$ 78,002	$ 9,237

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 187	$ 4,929	$ 127,170	$ 22,102	$ 868
Total assets	187	4,929	127,170	22,102	868
Net assets	$ 187	$ 4,929	$ 127,170	$ 22,102	$ 868
Net assets					
Accumulation units	$ -	$ 4,929	$ 127,170	$ 22,102	$ 868
Contracts in payout (annuitization)					
period	187	-	-	-	-
Total net assets	$ 187	$ 4,929	$ 127,170	$ 22,102	$ 868
Total number of mutual fund shares	33,645	293,931	5,325,386	166,945	67,637
Cost of mutual fund shares	$ 157	$ 5,192	$ 147,137	$ 20,560	$ 857

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Assets					
Investments in mutual funds					
at fair value	$ 3,417	$ 81,044	$ 101,061	$ 12,525	$ 10,115
Total assets	3,417	81,044	101,061	12,525	10,115
Net assets	$ 3,417	$ 81,044	$ 101,061	$ 12,525	$ 10,115
Net assets					
Accumulation units	$ 3,417	$ 57,212	$ 91,846	$ 10,247	$ 8,270
Contracts in payout (annuitization)					
period	-	23,832	9,215	2,278	1,845
Total net assets	$ 3,417	$ 81,044	$ 101,061	$ 12,525	$ 10,115
Total number of mutual fund shares	210,285	7,004,628	8,372,923	247,586	300,958
Cost of mutual fund shares	$ 2,822	$ 88,281	$ 102,007	$ 12,874	$ 11,129

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING American Funds International Portfolio		ING Artio Foreign Portfolio - Service Class		ING BlackRock Inflation Protected Bond Portfolio - Institutional Class		ING BlackRock Large Cap Growth Portfolio - Institutional Class		ING Clarion Global Real Estate Portfolio - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	13,439	$	4,771	$	297	$	24,230	$	1,619
Total assets		13,439		4,771		297		24,230		1,619
Net assets	$	13,439	$	4,771	$	297	$	24,230	$	1,619
Net assets										
Accumulation units	$	11,401	$	4,771	$	297	$	22,309	$	1,619
Contracts in payout (annuitization)										
period		2,038		-		-		1,921		-
Total net assets	$	13,439	$	4,771	$	297	$	24,230	$	1,619
Total number of mutual fund shares		802,827		413,050		28,582		2,472,495		166,047
Cost of mutual fund shares	$	13,901	$	4,399	$	299	$	28,465	$	1,427

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,145	$ 2,302	$ 18,278	$ 2,007	$ 4,307
Total assets	1,145	2,302	18,278	2,007	4,307
Net assets	$ 1,145	$ 2,302	$ 18,278	$ 2,007	$ 4,307
Net assets					
Accumulation units	$ 1,145	$ 2,302	$ 16,128	$ 2,007	$ 4,307
Contracts in payout (annuitization)					
period	-	-	2,150	-	-
Total net assets	$ 1,145	$ 2,302	$ 18,278	$ 2,007	$ 4,307
Total number of mutual fund shares	118,066	105,036	1,199,370	132,150	429,432
Cost of mutual fund shares	$ 1,205	$ 1,871	$ 15,852	$ 1,620	$ 4,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,831	$ 8,254	$ 1,340	$ 8,255	$ 11,521
Total assets	1,831	8,254	1,340	8,255	11,521
Net assets	$ 1,831	$ 8,254	$ 1,340	$ 8,255	$ 11,521
Net assets					
Accumulation units	$ 1,831	$ 8,254	$ 1,340	$ 8,255	$ 11,521
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 1,831	$ 8,254	$ 1,340	$ 8,255	$ 11,521
Total number of mutual fund shares	227,738	383,911	111,035	360,167	504,183
Cost of mutual fund shares	$ 1,741	$ 7,311	$ 1,196	$ 6,736	$ 9,639

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,093	$ 324	$ 8,989	$ 2,705	$ 432
Total assets	2,093	324	8,989	2,705	432
Net assets	$ 2,093	$ 324	$ 8,989	$ 2,705	$ 432
Net assets					
Accumulation units	$ 2,093	$ 324	$ 7,964	$ 2,705	$ 432
Contracts in payout (annuitization)					
period	-	-	1,025	-	-
Total net assets	$ 2,093	$ 324	$ 8,989	$ 2,705	$ 432
Total number of mutual fund shares	158,223	24,643	677,414	301,233	47,853
Cost of mutual fund shares	$ 2,022	$ 299	$ 7,231	$ 2,796	$ 335

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,523	$ 4,700	$ 40,810	$ 1,091	$ 2,489
Total assets	1,523	4,700	40,810	1,091	2,489
Net assets	$ 1,523	$ 4,700	$ 40,810	$ 1,091	$ 2,489
Net assets					
Accumulation units	$ 1,523	$ 4,700	$ 40,810	$ 1,091	$ 2,489
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 1,523	$ 4,700	$ 40,810	$ 1,091	$ 2,489
Total number of mutual fund shares	88,954	403,079	2,724,308	72,858	187,106
Cost of mutual fund shares	$ 1,203	$ 5,408	$ 44,770	$ 974	$ 2,394

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING PIMCO High Yield Portfolio - Service Class		ING Pioneer Equity Income Portfolio - Institutional Class		ING Pioneer Fund Portfolio - Institutional Class		ING Pioneer Mid Cap Value Portfolio - Institutional Class		ING Pioneer Mid Cap Value Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	4,727	$	3,430	$	10,904	$	2,795	$	831
Total assets		4,727		3,430		10,904		2,795		831
Net assets	$	4,727	$	3,430	$	10,904	$	2,795	$	831
Net assets										
Accumulation units	$	4,727	$	3,430	$	7,937	$	2,795	$	831
Contracts in payout (annuitization) period		-		-		2,967		-		-
Total net assets	$	4,727	$	3,430	$	10,904	$	2,795	$	831
Total number of mutual fund shares		462,481		425,558		977,105		254,581		75,724
Cost of mutual fund shares	$	4,329	$	3,448	$	10,810	$	2,703	$	690

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 5,538	$ 6,453	$ 7,174	$ 11,444	$ 5,791
Total assets	5,538	6,453	7,174	11,444	5,791
Net assets	$ 5,538	$ 6,453	$ 7,174	$ 11,444	$ 5,791
Net assets					
Accumulation units	$ 5,538	$ 6,453	$ 7,174	$ 11,444	$ 5,791
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 5,538	$ 6,453	$ 7,174	$ 11,444	$ 5,791
Total number of mutual fund shares	529,995	604,782	666,117	504,805	491,569
Cost of mutual fund shares	$ 4,907	$ 5,754	$ 6,528	$ 10,250	$ 4,733

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING Money Market Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 327	$ 60	$ 857	$ 214	$ 97,671
Total assets	327	60	857	214	97,671
Net assets	$ 327	$ 60	$ 857	$ 214	$ 97,671
Net assets					
Accumulation units	$ 327	$ 60	$ 857	$ 214	$ 92,757
Contracts in payout (annuitization) period	-	-	-	-	4,914
Total net assets	$ 327	$ 60	$ 857	$ 214	$ 97,671
Total number of mutual fund shares	28,988	5,522	39,502	19,397	97,671,427
Cost of mutual fund shares	$ 323	$ 54	$ 827	$ 184	$ 97,671

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 313	$ 2,244	$ 3,700	$ 719	$ 2,620
Total assets	313	2,244	3,700	719	2,620
Net assets	$ 313	$ 2,244	$ 3,700	$ 719	$ 2,620
Net assets					
Accumulation units	$ 313	$ 2,244	$ 3,700	$ 719	$ 2,620
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 313	$ 2,244	$ 3,700	$ 719	$ 2,620
Total number of mutual fund shares	313,015	189,817	195,236	69,155	147,442
Cost of mutual fund shares	$ 313	$ 1,773	$ 3,262	$ 650	$ 2,170

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,745	$ 20,533	$ 92,120	$ 44,608	$ 115
Total assets	1,745	20,533	92,120	44,608	115
Net assets	$ 1,745	$ 20,533	$ 92,120	$ 44,608	$ 115
Net assets					
Accumulation units	$ 1,745	$ 19,664	$ 88,986	$ 41,489	$ -
Contracts in payout (annuitization)					
period	-	869	3,134	3,119	115
Total net assets	$ 1,745	$ 20,533	$ 92,120	$ 44,608	$ 115
Total number of mutual fund shares	125,724	424,505	6,636,893	3,789,982	9,751
Cost of mutual fund shares	$ 1,651	$ 15,485	$ 86,201	$ 40,816	$ 86

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 15,202	$ 19,661	$ 3,709	$ 2,404	$ 3,271
Total assets	15,202	19,661	3,709	2,404	3,271
Net assets	$ 15,202	$ 19,661	$ 3,709	$ 2,404	$ 3,271
Net assets					
Accumulation units	$ 15,202	$ 17,508	$ 3,709	$ 2,404	$ 3,271
Contracts in payout (annuitization)					
period	-	2,153	-	-	-
Total net assets	$ 15,202	$ 19,661	$ 3,709	$ 2,404	$ 3,271
Total number of mutual fund shares	1,262,614	1,749,167	335,626	216,345	288,991
Cost of mutual fund shares	$ 14,523	$ 15,314	$ 3,598	$ 2,135	$ 2,853

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class		ING Solution Income Portfolio - Service Class		ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class		ING T. Rowe Price Growth Equity Portfolio - Initial Class		ING Templeton Foreign Equity Portfolio - Initial Class	
Assets										
Investments in mutual funds										
at fair value	$	940	$	879	$	48,429	$	32,431	$	19,635
Total assets		940		879		48,429		32,431		19,635
Net assets	$	940	$	879	$	48,429	$	32,431	$	19,635
Net assets										
Accumulation units	$	940	$	879	$	48,429	$	28,147	$	18,173
Contracts in payout (annuitization)										
period		-		-		-		4,284		1,462
Total net assets	$	940	$	879	$	48,429	$	32,431	$	19,635
Total number of mutual fund shares		82,443		80,156		5,631,304		595,168		1,776,887
Cost of mutual fund shares	$	778	$	833	$	44,100	$	29,141	$	21,003

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 17,212	$ 15,770	$ 937	$ 61,835	$ 8,905
Total assets	17,212	15,770	937	61,835	8,905
Net assets	$ 17,212	$ 15,770	$ 937	$ 61,835	$ 8,905
Net assets					
Accumulation units	$ 14,643	$ 15,770	$ 937	$ 61,835	$ 6,441
Contracts in payout (annuitization)					
period	2,569	-	-	-	2,464
Total net assets	$ 17,212	$ 15,770	$ 937	$ 61,835	$ 8,905
Total number of mutual fund shares	538,201	1,740,595	92,001	1,806,977	855,468
Cost of mutual fund shares	$ 15,116	$ 14,717	$ 855	$ 61,784	$ 9,523

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I		ING Strategic Allocation Moderate Portfolio - Class I		ING Growth and Income Portfolio - Class I		ING GET U.S. Core Portfolio - Series 5		ING GET U.S. Core Portfolio - Series 6	
Assets										
Investments in mutual funds										
at fair value	$	8,728	$	10,595	$	225,273	$	1,377	$	15,203
Total assets		8,728		10,595		225,273		1,377		15,203
Net assets	$	8,728	$	10,595	$	225,273	$	1,377	$	15,203
Net assets										
Accumulation units	$	7,286	$	7,840	$	169,321	$	1,377	$	15,203
Contracts in payout (annuitization)										
period		1,442		2,755		55,952		-		-
Total net assets	$	8,728	$	10,595	$	225,273	$	1,377	$	15,203
Total number of mutual fund shares		852,313		1,027,611		10,267,688		177,262		1,876,923
Cost of mutual fund shares	$	9,636	$	12,067	$	196,240	$	1,668	$	17,868

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7		ING GET U.S. Core Portfolio - Series 8		ING GET U.S. Core Portfolio - Series 9		ING GET U.S. Core Portfolio - Series 10		ING GET U.S. Core Portfolio - Series 11	
Assets										
Investments in mutual funds at fair value	$	8,795	$	7,580	$	6,162	$	4,340	$	4,945
Total assets		8,795		7,580		6,162		4,340		4,945
Net assets	$	8,795	$	7,580	$	6,162	$	4,340	$	4,945
Net assets										
Accumulation units	$	8,795	$	7,580	$	6,162	$	4,340	$	4,945
Contracts in payout (annuitization) period		-		-		-		-		-
Total net assets	$	8,795	$	7,580	$	6,162	$	4,340	$	4,945
Total number of mutual fund shares		1,109,132		953,418		770,243		533,881		616,536
Cost of mutual fund shares	$	10,294	$	8,975	$	7,170	$	5,030	$	5,566

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12		ING GET U.S. Core Portfolio - Series 13		ING GET U.S. Core Portfolio - Series 14		ING BlackRock Science and Technology Opportunities Portfolio - Class I		ING Euro STOXX 50 Index Portfolio - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	12,788	$	12,706	$	9,684	$	6,924	$	34
Total assets		12,788		12,706		9,684		6,924		34
Net assets	$	12,788	$	12,706	$	9,684	$	6,924	$	34
Net assets										
Accumulation units	$	12,788	$	12,706	$	9,684	$	6,924	$	34
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	12,788	$	12,706	$	9,684	$	6,924	$	34
Total number of mutual fund shares		1,616,632		1,295,159		949,449		1,165,584		3,231
Cost of mutual fund shares	$	14,476	$	12,954	$	9,622	$	5,492	$	29

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 77,272	$ 9,868	$ 4,105	$ 10,272	$ 53
Total assets	77,272	9,868	4,105	10,272	53
Net assets	$ 77,272	$ 9,868	$ 4,105	$ 10,272	$ 53
Net assets					
Accumulation units	$ 58,649	$ 9,868	$ 4,105	$ 9,128	$ 53
Contracts in payout (annuitization) period	18,623	-	-	1,144	-
Total net assets	$ 77,272	$ 9,868	$ 4,105	$ 10,272	$ 53
Total number of mutual fund shares	5,563,120	636,255	291,959	1,202,858	6,245
Cost of mutual fund shares	$ 87,426	$ 10,621	$ 4,326	$ 9,143	$ 49

The accompanying notes are an integral part of these financial statements.

24

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 27,852	$ 19,011	$ 8,621	$ 1,547	$ 367
Total assets	27,852	19,011	8,621	1,547	367
Net assets	$ 27,852	$ 19,011	$ 8,621	$ 1,547	$ 367
Net assets					
Accumulation units	$ 27,438	$ 15,241	$ 8,621	$ 1,547	$ 367
Contracts in payout (annuitization) period	414	3,770	-	-	-
Total net assets	$ 27,852	$ 19,011	$ 8,621	$ 1,547	$ 367
Total number of mutual fund shares	1,935,494	1,963,925	684,208	123,099	22,487
Cost of mutual fund shares	$ 21,207	$ 15,233	$ 7,455	$ 1,350	$ 340

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 260	$ 373	$ 33,287	$ 1,305	$ 1,872
Total assets	260	373	33,287	1,305	1,872
Net assets	$ 260	$ 373	$ 33,287	$ 1,305	$ 1,872
Net assets					
Accumulation units	$ 260	$ 373	$ 28,347	$ 1,305	$ 1,872
Contracts in payout (annuitization) period	-	-	4,940	-	-
Total net assets	$ 260	$ 373	$ 33,287	$ 1,305	$ 1,872
Total number of mutual fund shares	22,503	30,212	1,814,976	121,464	220,466
Cost of mutual fund shares	$ 229	$ 354	$ 32,729	$ 1,312	$ 1,747

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Capital Appreciation Fund - Series I Shares
Assets					
Investments in mutual funds at fair value	$ 1,993	$ 3,477	$ 852	$ 2,465	$ 649
Total assets	1,993	3,477	852	2,465	649
Net assets	$ 1,993	$ 3,477	$ 852	$ 2,465	$ 649
Net assets					
Accumulation units	$ 1,993	$ 3,477	$ 852	$ 2,465	$ 603
Contracts in payout (annuitization) period	-	-	-	-	46
Total net assets	$ 1,993	$ 3,477	$ 852	$ 2,465	$ 649
Total number of mutual fund shares	170,468	303,375	40,049	118,510	27,858
Cost of mutual fund shares	$ 1,611	$ 2,258	$ 762	$ 2,113	$ 669

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 1,555	$ 14	$ 2	$ 3	$ 2
Total assets	1,555	14	2	3	2
Net assets	$ 1,555	$ 14	$ 2	$ 3	$ 2
Net assets					
Accumulation units	$ 1,358	$ 14	$ 2	$ 3	$ 2
Contracts in payout (annuitization) period	197	-	-	-	-
Total net assets	$ 1,555	$ 14	$ 2	$ 3	$ 2
Total number of mutual fund shares	57,525	507	53	245	82
Cost of mutual fund shares	$ 1,418	$ 13	$ 2	$ 3	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Assets					
Investments in mutual funds					
at fair value	$ 1	$ 2,550	$ 63	$ 286	$ 871
Total assets	1	2,550	63	286	871
Net assets	$ 1	$ 2,550	$ 63	$ 286	$ 871
Net assets					
Accumulation units	$ 1	$ 2,550	$ 63	$ -	$ 871
Contracts in payout (annuitization) period	-	-	-	286	-
Total net assets	$ 1	$ 2,550	$ 63	$ 286	$ 871
Total number of mutual fund shares	46	153,989	2,079	13,700	49,312
Cost of mutual fund shares	$ 2	$ 2,667	$ 66	$ 318	$ 803

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Oppenheimer Small- & Mid-Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International
Assets					
Investments in mutual funds at fair value	$ 55	$ 7,054	$ 4,363	$ 502	$ 1,990
Total assets	55	7,054	4,363	502	1,990
Net assets	$ 55	$ 7,054	$ 4,363	$ 502	$ 1,990
Net assets					
Accumulation units	$ -	$ 7,054	$ 4,363	$ 502	$ 1,990
Contracts in payout (annuitization) period	55	-	-	-	-
Total net assets	$ 55	$ 7,054	$ 4,363	$ 502	$ 1,990
Total number of mutual fund shares	1,179	536,838	138,415	47,199	55,039
Cost of mutual fund shares	$ 52	$ 6,799	$ 3,800	$ 396	$ 1,695

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Wanger Select	Wanger USA
Assets		
Investments in mutual funds at fair value	$ 3,507	$ 807
Total assets	3,507	807
Net assets	$ 3,507	$ 807
Net assets		
Accumulation units	$ 3,507	$ 807
Contracts in payout (annuitization) period	-	-
Total net assets	$ 3,507	$ 807
Total number of mutual fund shares	120,975	23,832
Cost of mutual fund shares	$ 2,651	$ 648

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares	Federated Capital Income Fund II	Federated Clover Value Fund II - Primary Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 14	$ -	$ 106	$ 144
Total investment income	-	14	-	106	144
Expenses:					
Mortality and expense risk and					
other charges	-	12	74	46	21
Total expenses	-	12	74	46	21
Net investment income (loss)	-	2	(74)	60	123
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(99)	(23)	1	(4,714)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(99)	(23)	1	(4,714)
Net unrealized appreciation					
(depreciation) of investments	-	211	527	251	4,849
Net realized and unrealized gain (loss)					
on investments	-	112	504	252	135
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 114	$ 430	$ 312	$ 258

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated International Equity Fund II	Federated Kaufmann Fund II - Primary Shares
Net investment income (loss)					
Income:					
Dividends	$ 76	$ 67	$ 345	$ 4	$ -
Total investment income	76	67	345	4	-
Expenses:					
Mortality and expense risk and other charges	6	20	59	4	24
Total expenses	6	20	59	4	24
Net investment income (loss)	70	47	286	-	(24)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(117)	13	(112)	78	8
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(117)	13	(112)	78	8
Net unrealized appreciation (depreciation) of investments	82	(5)	345	(189)	270
Net realized and unrealized gain (loss) on investments	(35)	8	233	(111)	278
Net increase (decrease) in net assets resulting from operations	$ 35	$ 55	$ 519	$ (111)	$ 254

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,082	$ 31	$ 14
Total investment income	-	-	1,082	31	14
Expenses:					
Mortality and expense risk and other charges	6	29	752	77	2
Total expenses	6	29	752	77	2
Net investment income (loss)	(6)	(29)	330	(46)	12
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(283)	-	(4,229)	149	6
Capital gains distributions	-	-	-	23	-
Total realized gain (loss) on investments and capital gains distributions	(283)	-	(4,229)	172	6
Net unrealized appreciation (depreciation) of investments	368	-	11,756	1,754	4
Net realized and unrealized gain (loss) on investments	85	-	7,527	1,926	10
Net increase (decrease) in net assets resulting from operations	$ 79	$ (29)	$ 7,857	$ 1,880	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2
Net investment income (loss)					
Income:					
Dividends	$ 64	$ 1,453	$ 401	$ 31	$ 25
Total investment income	64	1,453	401	31	25
Expenses:					
Mortality and expense risk and other charges	45	1,387	300	12	28
Total expenses	45	1,387	300	12	28
Net investment income (loss)	19	66	101	19	(3)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,115)	(3,857)	754	3	(622)
Capital gains distributions	9	53	426	9	-
Total realized gain (loss) on investments and capital gains distributions	(1,106)	(3,804)	1,180	12	(622)
Net unrealized appreciation (depreciation) of investments	1,618	21,493	1,431	24	1,416
Net realized and unrealized gain (loss) on investments	512	17,689	2,611	36	794
Net increase (decrease) in net assets resulting from operations	$ 531	$ 17,755	$ 2,712	$ 55	$ 791

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I	ING American Funds Growth Portfolio	ING American Funds Growth- Income Portfolio	ING American Funds International Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 2,239	$ 5,069	$ 14	$ 98	$ 132
Total investment income	2,239	5,069	14	98	132
Expenses:					
Mortality and expense risk and					
other charges	949	1,252	155	130	172
Total expenses	949	1,252	155	130	172
Net investment income (loss)	1,290	3,817	(141)	(32)	(40)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,473)	(1,292)	(1,563)	(1,195)	(2,521)
Capital gains distributions	-	-	-	-	19
Total realized gain (loss) on investments					
and capital gains distributions	(1,473)	(1,292)	(1,563)	(1,195)	(2,502)
Net unrealized appreciation					
(depreciation) of investments	9,754	6,154	3,569	2,081	3,068
Net realized and unrealized gain (loss)					
on investments	8,281	4,862	2,006	886	566
Net increase (decrease) in net assets					
resulting from operations	$ 9,571	$ 8,679	$ 1,865	$ 854	$ 526

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 113	$ 128	$ 93
Total investment income	-	-	113	128	93
Expenses:					
Mortality and expense risk and other charges	50	1	283	13	12
Total expenses	50	1	283	13	12
Net investment income (loss)	(50)	(1)	(170)	115	81
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,243)	1	(1,602)	(62)	(158)
Capital gains distributions	-	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,243)	2	(1,602)	(62)	(158)
Net unrealized appreciation (depreciation) of investments	2,467	(2)	4,463	164	224
Net realized and unrealized gain (loss) on investments	224	-	2,861	102	66
Net increase (decrease) in net assets resulting from operations	$ 174	$ (1)	$ 2,691	$ 217	$ 147

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 74	$ 62	$ 2	$ 227	$ 9
Total investment income	74	62	2	227	9
Expenses:					
Mortality and expense risk and other charges	17	207	12	51	23
Total expenses	17	207	12	51	23
Net investment income (loss)	57	(145)	(10)	176	(14)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(150)	(469)	(60)	(270)	(272)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(150)	(469)	(60)	(270)	(272)
Net unrealized appreciation (depreciation) of investments	549	4,608	409	561	458
Net realized and unrealized gain (loss) on investments	399	4,139	349	291	186
Net increase (decrease) in net assets resulting from operations	$ 456	$ 3,994	$ 339	$ 467	$ 172

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 72	$ -	$ 49	$ 41	$ 9
Total investment income	72	-	49	41	9
Expenses:					
Mortality and expense risk and other charges	75	10	89	71	23
Total expenses	75	10	89	71	23
Net investment income (loss)	(3)	(10)	(40)	(30)	(14)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,578)	276	(357)	(514)	(104)
Capital gains distributions	-	-	372	436	-
Total realized gain (loss) on investments and capital gains distributions	(1,578)	276	15	(78)	(104)
Net unrealized appreciation (depreciation) of investments	2,924	(164)	1,247	1,617	562
Net realized and unrealized gain (loss) on investments	1,346	112	1,262	1,539	458
Net increase (decrease) in net assets resulting from operations	$ 1,343	$ 102	$ 1,222	$ 1,509	$ 444

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 36	$ 21	$ 2	$ 9
Total investment income	-	36	21	2	9
Expenses:					
Mortality and expense risk and other charges	2	109	26	5	14
Total expenses	2	109	26	5	14
Net investment income (loss)	(2)	(73)	(5)	(3)	(5)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(9)	196	(609)	(102)	(175)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(9)	196	(609)	(102)	(175)
Net unrealized appreciation (depreciation) of investments	47	928	1,073	172	394
Net realized and unrealized gain (loss) on investments	38	1,124	464	70	219
Net increase (decrease) in net assets resulting from operations	$ 36	$ 1,051	$ 459	$ 67	$ 214

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 69	$ 192	$ 6	$ 62	$ 341
Total investment income	69	192	6	62	341
Expenses:					
Mortality and expense risk and					
other charges	55	530	10	18	52
Total expenses	55	530	10	18	52
Net investment income (loss)	14	(338)	(4)	44	289
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(835)	(2,960)	(173)	(274)	410
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(835)	(2,960)	(173)	(274)	410
Net unrealized appreciation					
(depreciation) of investments	1,324	6,835	272	501	(144)
Net realized and unrealized gain (loss)					
on investments	489	3,875	99	227	266
Net increase (decrease) in net assets					
resulting from operations	$ 503	$ 3,537	$ 95	$ 271	$ 555

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 79	$ 129	$ 30	$ 7	$ 20
Total investment income	79	129	30	7	20
Expenses:					
Mortality and expense risk and					
other charges	23	126	23	10	65
Total expenses	23	126	23	10	65
Net investment income (loss)	56	3	7	(3)	(45)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(200)	(448)	(176)	(37)	37
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(200)	(448)	(176)	(37)	37
Net unrealized appreciation					
(depreciation) of investments	684	1,817	588	152	522
Net realized and unrealized gain (loss)					
on investments	484	1,369	412	115	559
Net increase (decrease) in net assets					
resulting from operations	$ 540	$ 1,372	$ 419	$ 112	$ 514

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 32	$ 48	$ 181	$ 89	$ 5
Total investment income	32	48	181	89	5
Expenses:					
Mortality and expense risk and					
other charges	81	104	101	53	5
Total expenses	81	104	101	53	5
Net investment income (loss)	(49)	(56)	80	36	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	87	161	(671)	(758)	(107)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	87	161	(671)	(758)	(107)
Net unrealized appreciation					
(depreciation) of investments	574	522	1,956	1,404	120
Net realized and unrealized gain (loss)					
on investments	661	683	1,285	646	13
Net increase (decrease) in net assets					
resulting from operations	$ 612	$ 627	$ 1,365	$ 682	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 2	$ -	$ 3	$ 27
Total investment income	1	2	-	3	27
Expenses:					
Mortality and expense risk and					
other charges	-	7	2	3	1,413
Total expenses	-	7	2	3	1,413
Net investment income (loss)	1	(5)	(2)	-	(1,386)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	8	(47)	1	33	-
Capital gains distributions	-	-	-	-	276
Total realized gain (loss) on investments					
and capital gains distributions	8	(47)	1	33	276
Net unrealized appreciation					
(depreciation) of investments	6	139	14	(63)	-
Net realized and unrealized gain (loss)					
on investments	14	92	15	(30)	276
Net increase (decrease) in net assets					
resulting from operations	$ 15	$ 87	$ 13	$ (30)	$ (1,110)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Money Market Portfolio - Class S	ING American Century Small- Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 20	$ -	$ -	$ 6
Total investment income	-	20	-	-	6
Expenses:					
Mortality and expense risk and					
other charges	1	13	2	31	6
Total expenses	1	13	2	31	6
Net investment income (loss)	(1)	7	(2)	(31)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(18)	(33)	(11)	(39)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(18)	(33)	(11)	(39)
Net unrealized appreciation					
(depreciation) of investments	-	360	32	822	168
Net realized and unrealized gain (loss)					
on investments	-	342	(1)	811	129
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ 349	$ (3)	$ 780	$ 129

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 10	$ 12	$ -	$ 1,449	$ 1,378
Total investment income	10	12	-	1,449	1,378
Expenses:					
Mortality and expense risk and other charges	26	14	235	1,044	537
Total expenses	26	14	235	1,044	537
Net investment income (loss)	(16)	(2)	(235)	405	841
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(185)	(196)	915	499	1,275
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(185)	(196)	915	499	1,275
Net unrealized appreciation (depreciation) of investments	453	535	3,283	11,231	3,922
Net realized and unrealized gain (loss) on investments	268	339	4,198	11,730	5,197
Net increase (decrease) in net assets resulting from operations	$ 252	$ 337	$ 3,963	$ 12,135	$ 6,038

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 499	$ 1,179	$ 80	$ 34
Total investment income	3	499	1,179	80	34
Expenses:					
Mortality and expense risk and other charges	1	131	236	29	16
Total expenses	1	131	236	29	16
Net investment income (loss)	2	368	943	51	18
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	327	686	(42)	(51)
Capital gains distributions	-	20	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	347	686	(42)	(51)
Net unrealized appreciation (depreciation) of investments	13	262	1,442	341	306
Net realized and unrealized gain (loss) on investments	13	609	2,128	299	255
Net increase (decrease) in net assets resulting from operations	$ 15	$ 977	$ 3,071	$ 350	$ 273

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 33	$ 12	$ 32	$ 126	$ 11
Total investment income	33	12	32	126	11
Expenses:					
Mortality and expense risk and					
other charges	20	8	8	501	383
Total expenses	20	8	8	501	383
Net investment income (loss)	13	4	24	(375)	(372)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(96)	(122)	70	(154)	845
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(96)	(122)	70	(154)	845
Net unrealized appreciation					
(depreciation) of investments	464	203	(5)	11,138	3,932
Net realized and unrealized gain (loss)					
on investments	368	81	65	10,984	4,777
Net increase (decrease) in net assets					
resulting from operations	$ 381	$ 85	$ 89	$ 10,609	$ 4,405

The accompanying notes are an integral part of these financial statements.

48

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 451	$ 259	$ 142	$ 13	$ 1,115
Total investment income	451	259	142	13	1,115
Expenses:					
Mortality and expense risk and					
other charges	223	198	194	8	744
Total expenses	223	198	194	8	744
Net investment income (loss)	228	61	(52)	5	371
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,358)	919	93	(136)	(505)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,358)	919	93	(136)	(505)
Net unrealized appreciation					
(depreciation) of investments	2,480	578	1,702	277	6,484
Net realized and unrealized gain (loss)					
on investments	1,122	1,497	1,795	141	5,979
Net increase (decrease) in net assets					
resulting from operations	$ 1,350	$ 1,558	$ 1,743	$ 146	$ 6,350

The accompanying notes are an integral part of these financial statements.

49

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 387	$ 316	$ 423	$ 2,300	$ 25
Total investment income	387	316	423	2,300	25
Expenses:					
Mortality and expense risk and					
other charges	113	99	129	2,315	22
Total expenses	113	99	129	2,315	22
Net investment income (loss)	274	217	294	(15)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(439)	(826)	(969)	1,090	(40)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(439)	(826)	(969)	1,090	(40)
Net unrealized appreciation					
(depreciation) of investments	979	1,551	1,666	25,612	43
Net realized and unrealized gain (loss)					
on investments	540	725	697	26,702	3
Net increase (decrease) in net assets					
resulting from operations	$ 814	$ 942	$ 991	$ 26,687	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10
Net investment income (loss)					
Income:					
Dividends	$ 355	$ 208	$ 181	$ 138	$ 120
Total investment income	355	208	181	138	120
Expenses:					
Mortality and expense risk and other charges	291	172	139	112	78
Total expenses	291	172	139	112	78
Net investment income (loss)	64	36	42	26	42
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(844)	(582)	(331)	(295)	(144)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(844)	(582)	(331)	(295)	(144)
Net unrealized appreciation (depreciation) of investments	833	619	348	405	212
Net realized and unrealized gain (loss) on investments	(11)	37	17	110	68
Net increase (decrease) in net assets resulting from operations	$ 53	$ 73	$ 59	$ 136	$ 110

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 141	$ 397	$ 346	$ 433	$ -
Total investment income	141	397	346	433	-
Expenses:					
Mortality and expense risk and other charges	92	240	230	180	64
Total expenses	92	240	230	180	64
Net investment income (loss)	49	157	116	253	(64)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(343)	(1,049)	(127)	(25)	(104)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(343)	(1,049)	(127)	(25)	(104)
Net unrealized appreciation (depreciation) of investments	469	1,471	685	361	1,164
Net realized and unrealized gain (loss) on investments	126	422	558	336	1,060
Net increase (decrease) in net assets resulting from operations	$ 175	$ 579	$ 674	$ 589	$ 996

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Euro STOXX 50 Index Portfolio - Institutional Class	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,572	$ 104	$ 29	$ 393
Total investment income	-	1,572	104	29	393
Expenses:					
Mortality and expense risk and					
other charges	-	902	75	32	125
Total expenses	-	902	75	32	125
Net investment income (loss)	-	670	29	(3)	268
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(2,462)	(480)	(365)	145
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(2,462)	(480)	(365)	145
Net unrealized appreciation					
(depreciation) of investments	5	10,778	2,226	1,154	161
Net realized and unrealized gain (loss)					
on investments	5	8,316	1,746	789	306
Net increase (decrease) in net assets					
resulting from operations	$ 5	$ 8,986	$ 1,775	$ 786	$ 574

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 254	$ 186	$ 662	$ 143
Total investment income	1	254	186	662	143
Expenses:					
Mortality and expense risk and					
other charges	1	94	345	231	103
Total expenses	1	94	345	231	103
Net investment income (loss)	-	160	(159)	431	40
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(1,279)	736	686	351
Capital gains distributions	-	-	-	-	909
Total realized gain (loss) on investments					
and capital gains distributions	-	(1,279)	736	686	1,260
Net unrealized appreciation					
(depreciation) of investments	1	243	2,292	751	(416)
Net realized and unrealized gain (loss)					
on investments	1	(1,036)	3,028	1,437	844
Net increase (decrease) in net assets					
resulting from operations	$ 1	$ (876)	$ 2,869	$ 1,868	$ 884

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 22	$ -	$ 1	$ -	$ 170
Total investment income	22	-	1	-	170
Expenses:					
Mortality and expense risk and other charges	21	1	1	1	365
Total expenses	21	1	1	1	365
Net investment income (loss)	1	(1)	-	(1)	(195)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	25	5	28	38	(2,021)
Capital gains distributions	150	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	175	6	28	38	(2,021)
Net unrealized appreciation (depreciation) of investments	(41)	17	5	(9)	8,641
Net realized and unrealized gain (loss) on investments	134	23	33	29	6,620
Net increase (decrease) in net assets resulting from operations	$ 135	$ 22	$ 33	$ 28	$ 6,425

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 28	$ 47	$ 9	$ 15	$ -
Total investment income	28	47	9	15	-
Expenses:					
Mortality and expense risk and other charges	8	21	9	35	4
Total expenses	8	21	9	35	4
Net investment income (loss)	20	26	-	(20)	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	39	(900)	22	256	123
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	39	(900)	22	256	123
Net unrealized appreciation (depreciation) of investments	(16)	872	302	534	2
Net realized and unrealized gain (loss) on investments	23	(28)	324	790	125
Net increase (decrease) in net assets resulting from operations	$ 43	$ (2)	$ 324	$ 770	$ 121

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 5	$ 15	$ -	$ -
Total investment income	-	5	15	-	-
Expenses:					
Mortality and expense risk and					
other charges	24	5	16	-	-
Total expenses	24	5	16	-	-
Net investment income (loss)	(24)	-	(1)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(27)	(30)	(27)	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(27)	(30)	(27)	-	-
Net unrealized appreciation					
(depreciation) of investments	615	118	153	1	-
Net realized and unrealized gain (loss)					
on investments	588	88	126	1	-
Net increase (decrease) in net assets					
resulting from operations	$ 564	$ 88	$ 125	$ 1	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 9	$ 1
Total investment income	-	-	-	9	1
Expenses:					
Mortality and expense risk and other charges	-	-	-	19	-
Total expenses	-	-	-	19	-
Net investment income (loss)	-	-	-	(10)	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	-	(146)	(2)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(146)	(2)
Net unrealized appreciation (depreciation) of investments	-	-	-	655	10
Net realized and unrealized gain (loss) on investments	-	-	-	509	8
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ -	$ 499	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 4	$ -	$ 111	$ 12
Total investment income	3	4	-	111	12
Expenses:					
Mortality and expense risk and					
other charges	3	6	2	63	24
Total expenses	3	6	2	63	24
Net investment income (loss)	-	(2)	(2)	48	(12)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(9)	(11)	36	269	258
Capital gains distributions	-	-	-	66	-
Total realized gain (loss) on investments					
and capital gains distributions	(9)	(11)	36	335	258
Net unrealized appreciation					
(depreciation) of investments	47	149	1	147	207
Net realized and unrealized gain (loss)					
on investments	38	138	37	482	465
Net increase (decrease) in net assets					
resulting from operations	$ 38	$ 136	$ 35	$ 530	$ 453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)					
Income:					
Dividends	$ 29	$ 1	$ 39	$ 17	$ -
Total investment income	29	1	39	17	-
Expenses:					
Mortality and expense risk and					
other charges	5	1	12	24	5
Total expenses	5	1	12	24	5
Net investment income (loss)	24	-	27	(7)	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	16	167	66	(115)	17
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	16	167	66	(115)	17
Net unrealized appreciation					
(depreciation) of investments	39	(100)	238	801	103
Net realized and unrealized gain (loss)					
on investments	55	67	304	686	120
Net increase (decrease) in net assets					
resulting from operations	$ 79	$ 67	$ 331	$ 679	$ 115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares	Federated Capital Income Fund II
Net assets at January 1, 2009	$ -	$ 1,172	$ -	$ 1,491
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	12	-	71
Total realized gain (loss) on investments and capital gains distributions	-	(153)	-	(39)
Net unrealized appreciation (depreciation) of investments	-	366	-	300
Net increase (decrease) in net assets from operations	-	225	-	332
Changes from principal transactions:				
Total unit transactions	-	(156)	-	(286)
Increase (decrease) in assets derived from principal transactions	-	(156)	-	(286)
Total increase (decrease)	-	69	-	46
Net assets at December 31, 2009	-	1,241	-	1,537
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	(74)	60
Total realized gain (loss) on investments and capital gains distributions	-	(99)	(23)	1
Net unrealized appreciation (depreciation) of investments	-	211	527	251
Net increase (decrease) in net assets from operations	-	114	430	312
Changes from principal transactions:				
Total unit transactions	4	(393)	6,081	1,713
Increase (decrease) in assets derived from principal transactions	4	(393)	6,081	1,713
Total increase (decrease)	4	(279)	6,511	2,025
Net assets at December 31, 2010	$ 4	$ 962	$ 6,511	$ 3,562

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Federated Clover Value Fund II - Primary Shares	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2009	$ 8,770	$ 2,394	$ 1,916	$ 3,488
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	102	70	64	397
Total realized gain (loss) on investments and capital gains distributions	(2,805)	(45)	2	(288)
Net unrealized appreciation (depreciation) of investments	3,446	222	(2)	1,488
Net increase (decrease) in net assets from operations	743	247	64	1,597
Changes from principal transactions:				
Total unit transactions	(1,872)	(426)	(365)	(771)
Increase (decrease) in assets derived from principal transactions	(1,872)	(426)	(365)	(771)
Total increase (decrease)	(1,129)	(179)	(301)	826
Net assets at December 31, 2009	7,641	2,215	1,615	4,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	123	70	47	286
Total realized gain (loss) on investments and capital gains distributions	(4,714)	(117)	13	(112)
Net unrealized appreciation (depreciation) of investments	4,849	82	(5)	345
Net increase (decrease) in net assets from operations	258	35	55	519
Changes from principal transactions:				
Total unit transactions	(7,899)	(2,250)	(410)	(718)
Increase (decrease) in assets derived from principal transactions	(7,899)	(2,250)	(410)	(718)
Total increase (decrease)	(7,641)	(2,215)	(355)	(199)
Net assets at December 31, 2010	$ -	$ -	$ 1,260	$ 4,115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Federated International Equity Fund II	Federated Kaufmann Fund II - Primary Shares	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II
Net assets at January 1, 2009	$ 1,384	$ -	$ 2,540	$ 1,747
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	-	(33)	(16)
Total realized gain (loss) on investments and capital gains distributions	(85)	-	(359)	-
Net unrealized appreciation (depreciation) of investments	520	-	957	-
Net increase (decrease) in net assets from operations	457	-	565	(16)
Changes from principal transactions:				
Total unit transactions	(246)	-	(681)	(229)
Increase (decrease) in assets derived from principal transactions	(246)	-	(681)	(229)
Total increase (decrease)	211	-	(116)	(245)
Net assets at December 31, 2009	1,595	-	2,424	1,502
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(24)	(6)	(29)
Total realized gain (loss) on investments and capital gains distributions	78	8	(283)	-
Net unrealized appreciation (depreciation) of investments	(189)	270	368	-
Net increase (decrease) in net assets from operations	(111)	254	79	(29)
Changes from principal transactions:				
Total unit transactions	(1,484)	1,882	(2,503)	486
Increase (decrease) in assets derived from principal transactions	(1,484)	1,882	(2,503)	486
Total increase (decrease)	(1,595)	2,136	(2,424)	457
Net assets at December 31, 2010	$ -	$ 2,136	$ -	$ 1,959

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net assets at January 1, 2009	$ 61,149	$ 7,951	$ 69	$ 4,584
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	607	(36)	11	61
Total realized gain (loss) on investments and capital gains distributions	(7,749)	(412)	(5)	(772)
Net unrealized appreciation (depreciation) of investments	21,907	2,369	62	1,782
Net increase (decrease) in net assets from operations	14,765	1,921	68	1,071
Changes from principal transactions:				
Total unit transactions	(10,027)	(1,254)	55	(203)
Increase (decrease) in assets derived from principal transactions	(10,027)	(1,254)	55	(203)
Total increase (decrease)	4,738	667	123	868
Net assets at December 31, 2009	65,887	8,618	192	5,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	330	(46)	12	19
Total realized gain (loss) on investments and capital gains distributions	(4,229)	172	6	(1,106)
Net unrealized appreciation (depreciation) of investments	11,756	1,754	4	1,618
Net increase (decrease) in net assets from operations	7,857	1,880	22	531
Changes from principal transactions:				
Total unit transactions	(10,646)	(704)	(27)	(1,054)
Increase (decrease) in assets derived from principal transactions	(10,646)	(704)	(27)	(1,054)
Total increase (decrease)	(2,789)	1,176	(5)	(523)
Net assets at December 31, 2010	$ 63,098	$ 9,794	$ 187	$ 4,929

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2
Net assets at January 1, 2009	$ 109,547	$ 21,722	$ 876	$ 2,729
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	240	231	66	22
Total realized gain (loss) on investments and capital gains distributions	(7,280)	(94)	(1)	(262)
Net unrealized appreciation (depreciation) of investments	40,198	4,408	53	973
Net increase (decrease) in net assets from operations	33,158	4,545	118	733
Changes from principal transactions:				
Total unit transactions	(16,135)	(3,402)	(80)	(85)
Increase (decrease) in assets derived from principal transactions	(16,135)	(3,402)	(80)	(85)
Total increase (decrease)	17,023	1,143	38	648
Net assets at December 31, 2009	126,570	22,865	914	3,377
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	101	19	(3)
Total realized gain (loss) on investments and capital gains distributions	(3,804)	1,180	12	(622)
Net unrealized appreciation (depreciation) of investments	21,493	1,431	24	1,416
Net increase (decrease) in net assets from operations	17,755	2,712	55	791
Changes from principal transactions:				
Total unit transactions	(17,155)	(3,475)	(101)	(751)
Increase (decrease) in assets derived from principal transactions	(17,155)	(3,475)	(101)	(751)
Total increase (decrease)	600	(763)	(46)	40
Net assets at December 31, 2010	$ 127,170	$ 22,102	$ 868	$ 3,417

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Balanced Portfolio - Class I		ING Intermediate Bond Portfolio - Class I		ING American Funds Growth Portfolio		ING American Funds Growth-Income Portfolio	
Net assets at January 1, 2009	$	81,353	$	100,529	$	12,540	$	11,419
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		2,645		5,517		90		129
Total realized gain (loss) on investments								
and capital gains distributions		(3,562)		(5,029)		(392)		(362)
Net unrealized appreciation (depreciation)								
of investments		13,330		10,087		4,367		3,133
Net increase (decrease) in net assets from operations		12,413		10,575		4,065		2,900
Changes from principal transactions:								
Total unit transactions		(13,251)		(6,287)		(2,198)		(1,825)
Increase (decrease) in assets derived from principal								
transactions		(13,251)		(6,287)		(2,198)		(1,825)
Total increase (decrease)		(838)		4,288		1,867		1,075
Net assets at December 31, 2009		80,515		104,817		14,407		12,494
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		1,290		3,817		(141)		(32)
Total realized gain (loss) on investments								
and capital gains distributions		(1,473)		(1,292)		(1,563)		(1,195)
Net unrealized appreciation (depreciation)								
of investments		9,754		6,154		3,569		2,081
Net increase (decrease) in net assets from operations		9,571		8,679		1,865		854
Changes from principal transactions:								
Total unit transactions		(9,042)		(12,435)		(3,747)		(3,233)
Increase (decrease) in assets derived from principal								
transactions		(9,042)		(12,435)		(3,747)		(3,233)
Total increase (decrease)		529		(3,756)		(1,882)		(2,379)
Net assets at December 31, 2010	$	81,044	$	101,061	$	12,525	$	10,115

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING American Funds International Portfolio	ING Artio Foreign Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net assets at January 1, 2009	$ 13,434	$ 7,156	$ -	$ 21,426
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	337	186	-	(134)
Total realized gain (loss) on investments and capital gains distributions	706	(2,259)	-	(2,825)
Net unrealized appreciation (depreciation) of investments	3,731	3,193	-	8,637
Net increase (decrease) in net assets from operations	4,774	1,120	-	5,678
Changes from principal transactions:				
Total unit transactions	(1,773)	(1,123)	-	(2,785)
Increase (decrease) in assets derived from principal transactions	(1,773)	(1,123)	-	(2,785)
Total increase (decrease)	3,001	(3)	-	2,893
Net assets at December 31, 2009	16,435	7,153	-	24,319
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(50)	(1)	(170)
Total realized gain (loss) on investments and capital gains distributions	(2,502)	(2,243)	2	(1,602)
Net unrealized appreciation (depreciation) of investments	3,068	2,467	(2)	4,463
Net increase (decrease) in net assets from operations	526	174	(1)	2,691
Changes from principal transactions:				
Total unit transactions	(3,522)	(2,556)	298	(2,780)
Increase (decrease) in assets derived from principal transactions	(3,522)	(2,556)	298	(2,780)
Total increase (decrease)	(2,996)	(2,382)	297	(89)
Net assets at December 31, 2010	$ 13,439	$ 4,771	$ 297	$ 24,230

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
Net assets at January 1, 2009	$ 1,087	$ 902	$ 1,064	$ 13,578
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	13	33	(79)
Total realized gain (loss) on investments and capital gains distributions	(163)	(226)	(368)	(1,834)
Net unrealized appreciation (depreciation) of investments	477	485	696	6,478
Net increase (decrease) in net assets from operations	333	272	361	4,565
Changes from principal transactions:				
Total unit transactions	293	(56)	128	(1,994)
Increase (decrease) in assets derived from principal transactions	293	(56)	128	(1,994)
Total increase (decrease)	626	216	489	2,571
Net assets at December 31, 2009	1,713	1,118	1,553	16,149
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	115	81	57	(145)
Total realized gain (loss) on investments and capital gains distributions	(62)	(158)	(150)	(469)
Net unrealized appreciation (depreciation) of investments	164	224	549	4,608
Net increase (decrease) in net assets from operations	217	147	456	3,994
Changes from principal transactions:				
Total unit transactions	(311)	(120)	293	(1,865)
Increase (decrease) in assets derived from principal transactions	(311)	(120)	293	(1,865)
Total increase (decrease)	(94)	27	749	2,129
Net assets at December 31, 2010	$ 1,619	$ 1,145	$ 2,302	$ 18,278

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Resources Portfolio - Service Class
Net assets at January 1, 2009	$ 815	$ 3,482	$ 1,885	$ 6,198
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	206	(21)	(47)
Total realized gain (loss) on investments and capital gains distributions	(108)	(474)	(234)	(1,006)
Net unrealized appreciation (depreciation) of investments	425	1,308	726	3,285
Net increase (decrease) in net assets from operations	314	1,040	471	2,232
Changes from principal transactions:				
Total unit transactions	108	73	(7)	305
Increase (decrease) in assets derived from principal transactions	108	73	(7)	305
Total increase (decrease)	422	1,113	464	2,537
Net assets at December 31, 2009	1,237	4,595	2,349	8,735
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	176	(14)	(3)
Total realized gain (loss) on investments and capital gains distributions	(60)	(270)	(272)	(1,578)
Net unrealized appreciation (depreciation) of investments	409	561	458	2,924
Net increase (decrease) in net assets from operations	339	467	172	1,343
Changes from principal transactions:				
Total unit transactions	431	(755)	(690)	(1,824)
Increase (decrease) in assets derived from principal transactions	431	(755)	(690)	(1,824)
Total increase (decrease)	770	(288)	(518)	(481)
Net assets at December 31, 2010	$ 2,007	$ 4,307	$ 1,831	$ 8,254

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Net assets at January 1, 2009	$ 139	$ 3,328	$ 4,184	$ 1,919
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	13	27	(8)
Total realized gain (loss) on investments and capital gains distributions	(37)	(1,259)	(597)	(218)
Net unrealized appreciation (depreciation) of investments	356	3,503	3,534	645
Net increase (decrease) in net assets from operations	318	2,257	2,964	419
Changes from principal transactions:				
Total unit transactions	890	606	1,060	(338)
Increase (decrease) in assets derived from principal transactions	890	606	1,060	(338)
Total increase (decrease)	1,208	2,863	4,024	81
Net assets at December 31, 2009	1,347	6,191	8,208	2,000
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(10)	(40)	(30)	(14)
Total realized gain (loss) on investments and capital gains distributions	276	15	(78)	(104)
Net unrealized appreciation (depreciation) of investments	(164)	1,247	1,617	562
Net increase (decrease) in net assets from operations	102	1,222	1,509	444
Changes from principal transactions:				
Total unit transactions	(109)	842	1,804	(351)
Increase (decrease) in assets derived from principal transactions	(109)	842	1,804	(351)
Total increase (decrease)	(7)	2,064	3,313	93
Net assets at December 31, 2010	$ 1,340	$ 8,255	$ 11,521	$ 2,093

The accompanying notes are an integral part of these financial statements.

70

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class
Net assets at January 1, 2009	$ 102	$ 6,965	$ 4,020	$ 458
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(58)	2	(3)
Total realized gain (loss) on investments and capital gains distributions	(4)	(234)	(1,358)	(157)
Net unrealized appreciation (depreciation) of investments	32	2,959	1,854	244
Net increase (decrease) in net assets from operations	27	2,667	498	84
Changes from principal transactions:				
Total unit transactions	14	(642)	(1,335)	(42)
Increase (decrease) in assets derived from principal transactions	14	(642)	(1,335)	(42)
Total increase (decrease)	41	2,025	(837)	42
Net assets at December 31, 2009	143	8,990	3,183	500
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(73)	(5)	(3)
Total realized gain (loss) on investments and capital gains distributions	(9)	196	(609)	(102)
Net unrealized appreciation (depreciation) of investments	47	928	1,073	172
Net increase (decrease) in net assets from operations	36	1,051	459	67
Changes from principal transactions:				
Total unit transactions	145	(1,052)	(937)	(135)
Increase (decrease) in assets derived from principal transactions	145	(1,052)	(937)	(135)
Total increase (decrease)	181	(1)	(478)	(68)
Net assets at December 31, 2010	$ 324	$ 8,989	$ 2,705	$ 432

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net assets at January 1, 2009	$ 1,285	$ 5,138	$ 48,840	$ 1,153
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	6	648	21
Total realized gain (loss) on investments and capital gains distributions	(278)	(1,112)	(4,970)	(235)
Net unrealized appreciation (depreciation) of investments	650	2,678	11,208	375
Net increase (decrease) in net assets from operations	372	1,572	6,886	161
Changes from principal transactions:				
Total unit transactions	(62)	(1,281)	(9,057)	(26)
Increase (decrease) in assets derived from principal transactions	(62)	(1,281)	(9,057)	(26)
Total increase (decrease)	310	291	(2,171)	135
Net assets at December 31, 2009	1,595	5,429	46,669	1,288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	14	(338)	(4)
Total realized gain (loss) on investments and capital gains distributions	(175)	(835)	(2,960)	(173)
Net unrealized appreciation (depreciation) of investments	394	1,324	6,835	272
Net increase (decrease) in net assets from operations	214	503	3,537	95
Changes from principal transactions:				
Total unit transactions	(286)	(1,232)	(9,396)	(292)
Increase (decrease) in assets derived from principal transactions	(286)	(1,232)	(9,396)	(292)
Total increase (decrease)	(72)	(729)	(5,859)	(197)
Net assets at December 31, 2010	$ 1,523	$ 4,700	$ 40,810	$ 1,091

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class
Net assets at January 1, 2009	$ 2,161	$ 1,748	$ 3,765	$ 10,140
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	92	226	(26)	25
Total realized gain (loss) on investments and capital gains distributions	(645)	(214)	(842)	(695)
Net unrealized appreciation (depreciation) of investments	1,101	1,210	1,187	2,808
Net increase (decrease) in net assets from operations	548	1,222	319	2,138
Changes from principal transactions:				
Total unit transactions	(471)	1,560	(982)	(897)
Increase (decrease) in assets derived from principal transactions	(471)	1,560	(982)	(897)
Total increase (decrease)	77	2,782	(663)	1,241
Net assets at December 31, 2009	2,238	4,530	3,102	11,381
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	44	289	56	3
Total realized gain (loss) on investments and capital gains distributions	(274)	410	(200)	(448)
Net unrealized appreciation (depreciation) of investments	501	(144)	684	1,817
Net increase (decrease) in net assets from operations	271	555	540	1,372
Changes from principal transactions:				
Total unit transactions	(20)	(358)	(212)	(1,849)
Increase (decrease) in assets derived from principal transactions	(20)	(358)	(212)	(1,849)
Total increase (decrease)	251	197	328	(477)
Net assets at December 31, 2010	$ 2,489	$ 4,727	$ 3,430	$ 10,904

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class
Net assets at January 1, 2009	$ 2,428	$ 700	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	-	(13)	(17)
Total realized gain (loss) on investments and capital gains distributions	(356)	(253)	3	3
Net unrealized appreciation (depreciation) of investments	867	378	109	125
Net increase (decrease) in net assets from operations	526	125	99	111
Changes from principal transactions:				
Total unit transactions	(334)	(88)	5,526	7,553
Increase (decrease) in assets derived from principal transactions	(334)	(88)	5,526	7,553
Total increase (decrease)	192	37	5,625	7,664
Net assets at December 31, 2009	2,620	737	5,625	7,664
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	7	(3)	(45)	(49)
Total realized gain (loss) on investments and capital gains distributions	(176)	(37)	37	87
Net unrealized appreciation (depreciation) of investments	588	152	522	574
Net increase (decrease) in net assets from operations	419	112	514	612
Changes from principal transactions:				
Total unit transactions	(244)	(18)	(601)	(1,823)
Increase (decrease) in assets derived from principal transactions	(244)	(18)	(601)	(1,823)
Total increase (decrease)	175	94	(87)	(1,211)
Net assets at December 31, 2010	$ 2,795	$ 831	$ 5,538	$ 6,453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Retirement Moderate Portfolio - Adviser Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2009	$ -	$ 7,963	$ 4,389	$ 438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(21)	104	45	4
Total realized gain (loss) on investments and capital gains distributions	3	(1,192)	(1,167)	(101)
Net unrealized appreciation (depreciation) of investments	124	3,633	2,239	215
Net increase (decrease) in net assets from operations	106	2,545	1,117	118
Changes from principal transactions:				
Total unit transactions	8,922	512	551	(67)
Increase (decrease) in assets derived from principal transactions	8,922	512	551	(67)
Total increase (decrease)	9,028	3,057	1,668	51
Net assets at December 31, 2009	9,028	11,020	6,057	489
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(56)	80	36	-
Total realized gain (loss) on investments and capital gains distributions	161	(671)	(758)	(107)
Net unrealized appreciation (depreciation) of investments	522	1,956	1,404	120
Net increase (decrease) in net assets from operations	627	1,365	682	13
Changes from principal transactions:				
Total unit transactions	(2,481)	(941)	(948)	(175)
Increase (decrease) in assets derived from principal transactions	(2,481)	(941)	(948)	(175)
Total increase (decrease)	(1,854)	424	(266)	(162)
Net assets at December 31, 2010	$ 7,174	$ 11,444	$ 5,791	$ 327

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Service Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net assets at January 1, 2009	$ -	$ 835	$ 666	$ 123
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	3	(4)	(1)
Total realized gain (loss) on investments and capital gains distributions	-	(205)	(196)	(53)
Net unrealized appreciation (depreciation) of investments	-	373	239	134
Net increase (decrease) in net assets from operations	-	171	39	80
Changes from principal transactions:				
Total unit transactions	-	(141)	(422)	113
Increase (decrease) in assets derived from principal transactions	-	(141)	(422)	113
Total increase (decrease)	-	30	(383)	193
Net assets at December 31, 2009	-	865	283	316
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(5)	(2)	-
Total realized gain (loss) on investments and capital gains distributions	8	(47)	1	33
Net unrealized appreciation (depreciation) of investments	6	139	14	(63)
Net increase (decrease) in net assets from operations	15	87	13	(30)
Changes from principal transactions:				
Total unit transactions	45	(95)	(82)	(286)
Increase (decrease) in assets derived from principal transactions	45	(95)	(82)	(286)
Total increase (decrease)	60	(8)	(69)	(316)
Net assets at December 31, 2010	$ 60	$ 857	$ 214	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class
Net assets at January 1, 2009	$ 207,378	$ -	$ 1,200	$ 266
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,621)	-	12	(2)
Total realized gain (loss) on investments and capital gains distributions	73	-	(248)	(23)
Net unrealized appreciation (depreciation) of investments	-	-	626	107
Net increase (decrease) in net assets from operations	(1,548)	-	390	82
Changes from principal transactions:				
Total unit transactions	(65,472)	-	(281)	(10)
Increase (decrease) in assets derived from principal transactions	(65,472)	-	(281)	(10)
Total increase (decrease)	(67,020)	-	109	72
Net assets at December 31, 2009	140,358	-	1,309	338
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1,386)	(1)	7	(2)
Total realized gain (loss) on investments and capital gains distributions	276	-	(18)	(33)
Net unrealized appreciation (depreciation) of investments	-	-	360	32
Net increase (decrease) in net assets from operations	(1,110)	(1)	349	(3)
Changes from principal transactions:				
Total unit transactions	(41,577)	314	586	(335)
Increase (decrease) in assets derived from principal transactions	(41,577)	314	586	(335)
Total increase (decrease)	(42,687)	313	935	(338)
Net assets at December 31, 2010	$ 97,671	$ 313	$ 2,244	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2009	$ 2,765	$ 761	$ 2,118	$ 1,530
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	1	(9)	7
Total realized gain (loss) on investments and capital gains distributions	(275)	(114)	(548)	(157)
Net unrealized appreciation (depreciation) of investments	1,154	254	1,202	496
Net increase (decrease) in net assets from operations	852	141	645	346
Changes from principal transactions:				
Total unit transactions	(282)	(239)	(282)	(112)
Increase (decrease) in assets derived from principal transactions	(282)	(239)	(282)	(112)
Total increase (decrease)	570	(98)	363	234
Net assets at December 31, 2009	3,335	663	2,481	1,764
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	-	(16)	(2)
Total realized gain (loss) on investments and capital gains distributions	(11)	(39)	(185)	(196)
Net unrealized appreciation (depreciation) of investments	822	168	453	535
Net increase (decrease) in net assets from operations	780	129	252	337
Changes from principal transactions:				
Total unit transactions	(415)	(73)	(113)	(356)
Increase (decrease) in assets derived from principal transactions	(415)	(73)	(113)	(356)
Total increase (decrease)	365	56	139	(19)
Net assets at December 31, 2010	$ 3,700	$ 719	$ 2,620	$ 1,745

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class
Net assets at January 1, 2009	$ 16,298	$ 76,622	$ 44,027	$ 16
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(212)	1,043	1,156	3
Total realized gain (loss) on investments and capital gains distributions	439	(1,495)	(694)	(1)
Net unrealized appreciation (depreciation) of investments	4,349	26,495	7,170	20
Net increase (decrease) in net assets from operations	4,576	26,043	7,632	22
Changes from principal transactions:				
Total unit transactions	(2,199)	(11,001)	(7,929)	70
Increase (decrease) in assets derived from principal transactions	(2,199)	(11,001)	(7,929)	70
Total increase (decrease)	2,377	15,042	(297)	92
Net assets at December 31, 2009	18,675	91,664	43,730	108
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(235)	405	841	2
Total realized gain (loss) on investments and capital gains distributions	915	499	1,275	-
Net unrealized appreciation (depreciation) of investments	3,283	11,231	3,922	13
Net increase (decrease) in net assets from operations	3,963	12,135	6,038	15
Changes from principal transactions:				
Total unit transactions	(2,105)	(11,679)	(5,160)	(8)
Increase (decrease) in assets derived from principal transactions	(2,105)	(11,679)	(5,160)	(8)
Total increase (decrease)	1,858	456	878	7
Net assets at December 31, 2010	$ 20,533	$ 92,120	$ 44,608	$ 115

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class
Net assets at January 1, 2009	$ 9,940	$ 12,668	$ 2,423	$ 1,467
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	294	1,054	90	45
Total realized gain (loss) on investments and capital gains distributions	482	(769)	(100)	(257)
Net unrealized appreciation (depreciation) of investments	555	7,802	565	574
Net increase (decrease) in net assets from operations	1,331	8,087	555	362
Changes from principal transactions:				
Total unit transactions	3,067	(1,370)	327	180
Increase (decrease) in assets derived from principal transactions	3,067	(1,370)	327	180
Total increase (decrease)	4,398	6,717	882	542
Net assets at December 31, 2009	14,338	19,385	3,305	2,009
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	368	943	51	18
Total realized gain (loss) on investments and capital gains distributions	347	686	(42)	(51)
Net unrealized appreciation (depreciation) of investments	262	1,442	341	306
Net increase (decrease) in net assets from operations	977	3,071	350	273
Changes from principal transactions:				
Total unit transactions	(113)	(2,795)	54	122
Increase (decrease) in assets derived from principal transactions	(113)	(2,795)	54	122
Total increase (decrease)	864	276	404	395
Net assets at December 31, 2010	$ 15,202	$ 19,661	$ 3,709	$ 2,404

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net assets at January 1, 2009	$ 1,196	$ 764	$ 1,349	$ 32,650
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	40	16	71	(265)
Total realized gain (loss) on investments and capital gains distributions	(120)	(27)	(134)	(2,117)
Net unrealized appreciation (depreciation) of investments	526	269	264	15,853
Net increase (decrease) in net assets from operations	446	258	201	13,471
Changes from principal transactions:				
Total unit transactions	697	178	(114)	(3,996)
Increase (decrease) in assets derived from principal transactions	697	178	(114)	(3,996)
Total increase (decrease)	1,143	436	87	9,475
Net assets at December 31, 2009	2,339	1,200	1,436	42,125
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	4	24	(375)
Total realized gain (loss) on investments and capital gains distributions	(96)	(122)	70	(154)
Net unrealized appreciation (depreciation) of investments	464	203	(5)	11,138
Net increase (decrease) in net assets from operations	381	85	89	10,609
Changes from principal transactions:				
Total unit transactions	551	(345)	(646)	(4,305)
Increase (decrease) in assets derived from principal transactions	551	(345)	(646)	(4,305)
Total increase (decrease)	932	(260)	(557)	6,304
Net assets at December 31, 2010	$ 3,271	$ 940	$ 879	$ 48,429

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Net assets at January 1, 2009	$ 25,211	$ 18,241	$ 13,421	$ 15,297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(303)	(211)	5	36
Total realized gain (loss) on investments and capital gains distributions	376	(2,245)	65	(655)
Net unrealized appreciation (depreciation) of investments	9,652	7,347	5,152	4,612
Net increase (decrease) in net assets from operations	9,725	4,891	5,222	3,993
Changes from principal transactions:				
Total unit transactions	(3,147)	(2,062)	(1,293)	(2,674)
Increase (decrease) in assets derived from principal transactions	(3,147)	(2,062)	(1,293)	(2,674)
Total increase (decrease)	6,578	2,829	3,929	1,319
Net assets at December 31, 2009	31,789	21,070	17,350	16,616
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(372)	228	61	(52)
Total realized gain (loss) on investments and capital gains distributions	845	(1,358)	919	93
Net unrealized appreciation (depreciation) of investments	3,932	2,480	578	1,702
Net increase (decrease) in net assets from operations	4,405	1,350	1,558	1,743
Changes from principal transactions:				
Total unit transactions	(3,763)	(2,785)	(1,696)	(2,589)
Increase (decrease) in assets derived from principal transactions	(3,763)	(2,785)	(1,696)	(2,589)
Total increase (decrease)	642	(1,435)	(138)	(846)
Net assets at December 31, 2010	$ 32,431	$ 19,635	$ 17,212	$ 15,770

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I
Net assets at January 1, 2009	$ 1,370	$ 67,293	$ 8,278	$ 8,438
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	436	573	754
Total realized gain (loss) on investments and capital gains distributions	(475)	(3,284)	(886)	(893)
Net unrealized appreciation (depreciation) of investments	691	15,032	1,547	1,880
Net increase (decrease) in net assets from operations	229	12,184	1,234	1,741
Changes from principal transactions:				
Total unit transactions	(574)	(12,682)	(818)	(1,485)
Increase (decrease) in assets derived from principal transactions	(574)	(12,682)	(818)	(1,485)
Total increase (decrease)	(345)	(498)	416	256
Net assets at December 31, 2009	1,025	66,795	8,694	8,694
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	371	274	217
Total realized gain (loss) on investments and capital gains distributions	(136)	(505)	(439)	(826)
Net unrealized appreciation (depreciation) of investments	277	6,484	979	1,551
Net increase (decrease) in net assets from operations	146	6,350	814	942
Changes from principal transactions:				
Total unit transactions	(234)	(11,310)	(603)	(908)
Increase (decrease) in assets derived from principal transactions	(234)	(11,310)	(603)	(908)
Total increase (decrease)	(88)	(4,960)	211	34
Net assets at December 31, 2010	$ 937	$ 61,835	$ 8,905	$ 8,728

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6
Net assets at January 1, 2009	$ 9,608	$ 186,679	$ 1,685	$ 22,445
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	743	761	31	74
Total realized gain (loss) on investments and capital gains distributions	(932)	(5,761)	(72)	(1,088)
Net unrealized appreciation (depreciation) of investments	1,817	54,072	38	947
Net increase (decrease) in net assets from operations	1,628	49,072	(3)	(67)
Changes from principal transactions:				
Total unit transactions	(1,191)	(20,232)	(201)	(3,883)
Increase (decrease) in assets derived from principal transactions	(1,191)	(20,232)	(201)	(3,883)
Total increase (decrease)	437	28,840	(204)	(3,950)
Net assets at December 31, 2009	10,045	215,519	1,481	18,495
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	294	(15)	3	64
Total realized gain (loss) on investments and capital gains distributions	(969)	1,090	(40)	(844)
Net unrealized appreciation (depreciation) of investments	1,666	25,612	43	833
Net increase (decrease) in net assets from operations	991	26,687	6	53
Changes from principal transactions:				
Total unit transactions	(441)	(16,933)	(110)	(3,345)
Increase (decrease) in assets derived from principal transactions	(441)	(16,933)	(110)	(3,345)
Total increase (decrease)	550	9,754	(104)	(3,292)
Net assets at December 31, 2010	$ 10,595	$ 225,273	$ 1,377	$ 15,203

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7		ING GET U.S. Core Portfolio - Series 8		ING GET U.S. Core Portfolio - Series 9		ING GET U.S. Core Portfolio - Series 10	
Net assets at January 1, 2009	$	12,593	$	10,922	$	8,130	$	6,522
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		61		49		42		57
Total realized gain (loss) on investments and capital gains distributions		(571)		(663)		(343)		(415)
Net unrealized appreciation (depreciation) of investments		393		596		274		180
Net increase (decrease) in net assets from operations		(117)		(18)		(27)		(178)
Changes from principal transactions:								
Total unit transactions		(1,890)		(2,221)		(1,059)		(1,565)
Increase (decrease) in assets derived from principal transactions		(1,890)		(2,221)		(1,059)		(1,565)
Total increase (decrease)		(2,007)		(2,239)		(1,086)		(1,743)
Net assets at December 31, 2009		10,586		8,683		7,044		4,779
Increase (decrease) in net assets								
Operations:								
Net investment income (loss)		36		42		26		42
Total realized gain (loss) on investments and capital gains distributions		(582)		(331)		(295)		(144)
Net unrealized appreciation (depreciation) of investments		619		348		405		212
Net increase (decrease) in net assets from operations		73		59		136		110
Changes from principal transactions:								
Total unit transactions		(1,864)		(1,162)		(1,018)		(549)
Increase (decrease) in assets derived from principal transactions		(1,864)		(1,162)		(1,018)		(549)
Total increase (decrease)		(1,791)		(1,103)		(882)		(439)
Net assets at December 31, 2010	$	8,795	$	7,580	$	6,162	$	4,340

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Net assets at January 1, 2009	$ 8,130	$ 20,401	$ 19,436	$ 21,091
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	159	265	325	387
Total realized gain (loss) on investments and capital gains distributions	(557)	(1,488)	(354)	(123)
Net unrealized appreciation (depreciation) of investments	192	712	(694)	(825)
Net increase (decrease) in net assets from operations	(206)	(511)	(723)	(561)
Changes from principal transactions:				
Total unit transactions	(1,900)	(4,304)	(4,261)	(7,952)
Increase (decrease) in assets derived from principal transactions	(1,900)	(4,304)	(4,261)	(7,952)
Total increase (decrease)	(2,106)	(4,815)	(4,984)	(8,513)
Net assets at December 31, 2009	6,024	15,586	14,452	12,578
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	49	157	116	253
Total realized gain (loss) on investments and capital gains distributions	(343)	(1,049)	(127)	(25)
Net unrealized appreciation (depreciation) of investments	469	1,471	685	361
Net increase (decrease) in net assets from operations	175	579	674	589
Changes from principal transactions:				
Total unit transactions	(1,254)	(3,377)	(2,420)	(3,483)
Increase (decrease) in assets derived from principal transactions	(1,254)	(3,377)	(2,420)	(3,483)
Total increase (decrease)	(1,079)	(2,798)	(1,746)	(2,894)
Net assets at December 31, 2010	$ 4,945	$ 12,788	$ 12,706	$ 9,684

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50 Index Portfolio - Institutional Class	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I
Net assets at January 1, 2009	$ 3,743	$ -	$ 79,909	$ 7,814
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(51)	-	1,552	74
Total realized gain (loss) on investments and capital gains distributions	(185)	-	(3,224)	(608)
Net unrealized appreciation (depreciation) of investments	2,199	-	16,931	2,701
Net increase (decrease) in net assets from operations	1,963	-	15,259	2,167
Changes from principal transactions:				
Total unit transactions	(50)	-	(10,807)	(682)
Increase (decrease) in assets derived from principal transactions	(50)	-	(10,807)	(682)
Total increase (decrease)	1,913	-	4,452	1,485
Net assets at December 31, 2009	5,656	-	84,361	9,299
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(64)	-	670	29
Total realized gain (loss) on investments and capital gains distributions	(104)	-	(2,462)	(480)
Net unrealized appreciation (depreciation) of investments	1,164	5	10,778	2,226
Net increase (decrease) in net assets from operations	996	5	8,986	1,775
Changes from principal transactions:				
Total unit transactions	272	29	(16,075)	(1,206)
Increase (decrease) in assets derived from principal transactions	272	29	(16,075)	(1,206)
Total increase (decrease)	1,268	34	(7,089)	569
Net assets at December 31, 2010	$ 6,924	$ 34	$ 77,272	$ 9,868

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I
Net assets at January 1, 2009	$ 3,465	$ 211	$ -	$ 4,682
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	(58)	-	54
Total realized gain (loss) on investments and capital gains distributions	(347)	23	2	(643)
Net unrealized appreciation (depreciation) of investments	1,080	1,073	3	1,931
Net increase (decrease) in net assets from operations	769	1,038	5	1,342
Changes from principal transactions:				
Total unit transactions	(295)	10,608	37	7,464
Increase (decrease) in assets derived from principal transactions	(295)	10,608	37	7,464
Total increase (decrease)	474	11,646	42	8,806
Net assets at December 31, 2009	3,939	11,857	42	13,488
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	268	-	160
Total realized gain (loss) on investments and capital gains distributions	(365)	145	-	(1,279)
Net unrealized appreciation (depreciation) of investments	1,154	161	1	243
Net increase (decrease) in net assets from operations	786	574	1	(876)
Changes from principal transactions:				
Total unit transactions	(620)	(2,159)	10	(12,612)
Increase (decrease) in assets derived from principal transactions	(620)	(2,159)	10	(12,612)
Total increase (decrease)	166	(1,585)	11	(13,488)
Net assets at December 31, 2010	$ 4,105	$ 10,272	$ 53	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S
Net assets at January 1, 2009	$ -	$ 641	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(165)	(115)	(56)	(10)
Total realized gain (loss) on investments and capital gains distributions	270	321	188	20
Net unrealized appreciation (depreciation) of investments	4,353	3,039	1,582	238
Net increase (decrease) in net assets from operations	4,458	3,245	1,714	248
Changes from principal transactions:				
Total unit transactions	24,450	16,229	8,470	1,320
Increase (decrease) in assets derived from principal transactions	24,450	16,229	8,470	1,320
Total increase (decrease)	28,908	19,474	10,184	1,568
Net assets at December 31, 2009	28,908	20,115	10,184	1,568
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(159)	431	40	1
Total realized gain (loss) on investments and capital gains distributions	736	686	1,260	175
Net unrealized appreciation (depreciation) of investments	2,292	751	(416)	(41)
Net increase (decrease) in net assets from operations	2,869	1,868	884	135
Changes from principal transactions:				
Total unit transactions	(3,925)	(2,972)	(2,447)	(156)
Increase (decrease) in assets derived from principal transactions	(3,925)	(2,972)	(2,447)	(156)
Total increase (decrease)	(1,056)	(1,104)	(1,563)	(21)
Net assets at December 31, 2010	$ 27,852	$ 19,011	$ 8,621	$ 1,547

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I
Net assets at January 1, 2009	$ -	$ 29	$ 35	$ 27,869
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	(1)	(143)
Total realized gain (loss) on investments and capital gains distributions	1	-	(9)	(2,713)
Net unrealized appreciation (depreciation) of investments	10	39	38	9,234
Net increase (decrease) in net assets from operations	11	38	28	6,378
Changes from principal transactions:				
Total unit transactions	90	92	60	(3,347)
Increase (decrease) in assets derived from principal transactions	90	92	60	(3,347)
Total increase (decrease)	101	130	88	3,031
Net assets at December 31, 2009	101	159	123	30,900
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(1)	(195)
Total realized gain (loss) on investments and capital gains distributions	6	28	38	(2,021)
Net unrealized appreciation (depreciation) of investments	17	5	(9)	8,641
Net increase (decrease) in net assets from operations	22	33	28	6,425
Changes from principal transactions:				
Total unit transactions	244	68	222	(4,038)
Increase (decrease) in assets derived from principal transactions	244	68	222	(4,038)
Total increase (decrease)	266	101	250	2,387
Net assets at December 31, 2010	$ 367	$ 260	$ 373	$ 33,287

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2009	$ 96	$ 3,607	$ 498	$ 2,720
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	9	23	(3)	(29)
Total realized gain (loss) on investments and capital gains distributions	15	(1,727)	(133)	125
Net unrealized appreciation (depreciation) of investments	4	2,308	280	809
Net increase (decrease) in net assets from operations	28	604	144	905
Changes from principal transactions:				
Total unit transactions	551	(891)	(119)	(636)
Increase (decrease) in assets derived from principal transactions	551	(891)	(119)	(636)
Total increase (decrease)	579	(287)	25	269
Net assets at December 31, 2009	675	3,320	523	2,989
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	20	26	-	(20)
Total realized gain (loss) on investments and capital gains distributions	39	(900)	22	256
Net unrealized appreciation (depreciation) of investments	(16)	872	302	534
Net increase (decrease) in net assets from operations	43	(2)	324	770
Changes from principal transactions:				
Total unit transactions	587	(1,446)	1,146	(282)
Increase (decrease) in assets derived from principal transactions	587	(1,446)	1,146	(282)
Total increase (decrease)	630	(1,448)	1,470	488
Net assets at December 31, 2010	$ 1,305	$ 1,872	$ 1,993	$ 3,477

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net assets at January 1, 2009	$ 522	$ 1,876	$ 523	$ 1,084
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(22)	(1)	13
Total realized gain (loss) on investments and capital gains distributions	(182)	(167)	(37)	(50)
Net unrealized appreciation (depreciation) of investments	206	658	140	354
Net increase (decrease) in net assets from operations	21	469	102	317
Changes from principal transactions:				
Total unit transactions	(223)	(341)	23	151
Increase (decrease) in assets derived from principal transactions	(223)	(341)	23	151
Total increase (decrease)	(202)	128	125	468
Net assets at December 31, 2009	320	2,004	648	1,552
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(24)	-	(1)
Total realized gain (loss) on investments and capital gains distributions	123	(27)	(30)	(27)
Net unrealized appreciation (depreciation) of investments	2	615	118	153
Net increase (decrease) in net assets from operations	121	564	88	125
Changes from principal transactions:				
Total unit transactions	411	(103)	(87)	(122)
Increase (decrease) in assets derived from principal transactions	411	(103)	(87)	(122)
Total increase (decrease)	532	461	1	3
Net assets at December 31, 2010	$ 852	$ 2,465	$ 649	$ 1,555

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Net assets at January 1, 2009	$ 16	$ 1	$ 3	$ 5
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(1)
Net unrealized appreciation (depreciation) of investments	3	1	-	2
Net increase (decrease) in net assets from operations	4	1	-	1
Changes from principal transactions:				
Total unit transactions	(7)	-	-	(4)
Increase (decrease) in assets derived from principal transactions	(7)	-	-	(4)
Total increase (decrease)	(3)	1	-	(3)
Net assets at December 31, 2009	13	2	3	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	1	-	-	-
Net increase (decrease) in net assets from operations	1	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease)	1	-	-	-
Net assets at December 31, 2010	$ 14	$ 2	$ 3	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA
Net assets at January 1, 2009	$ 2	$ 2,000	$ 47	$ 255
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(7)	1	2
Total realized gain (loss) on investments and capital gains distributions	-	(594)	-	(14)
Net unrealized appreciation (depreciation) of investments	1	980	17	76
Net increase (decrease) in net assets from operations	1	379	18	64
Changes from principal transactions:				
Total unit transactions	(2)	(278)	(3)	(31)
Increase (decrease) in assets derived from principal transactions	(2)	(278)	(3)	(31)
Total increase (decrease)	(1)	101	15	33
Net assets at December 31, 2009	1	2,101	62	288
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(10)	1	-
Total realized gain (loss) on investments and capital gains distributions	-	(146)	(2)	(9)
Net unrealized appreciation (depreciation) of investments	-	655	10	47
Net increase (decrease) in net assets from operations	-	499	9	38
Changes from principal transactions:				
Total unit transactions	-	(50)	(8)	(40)
Increase (decrease) in assets derived from principal transactions	-	(50)	(8)	(40)
Total increase (decrease)	-	449	1	(2)
Net assets at December 31, 2010	$ 1	$ 2,550	$ 63	$ 286

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Small- & Mid- Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Net assets at January 1, 2009	$ 382	$ 37	$ 5,888	$ 1,033
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(1)	167	7
Total realized gain (loss) on investments and capital gains distributions	(26)	(22)	157	(702)
Net unrealized appreciation (depreciation) of investments	173	31	821	1,653
Net increase (decrease) in net assets from operations	147	8	1,145	958
Changes from principal transactions:				
Total unit transactions	57	150	1,679	829
Increase (decrease) in assets derived from principal transactions	57	150	1,679	829
Total increase (decrease)	204	158	2,824	1,787
Net assets at December 31, 2009	586	195	8,712	2,820
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(2)	48	(12)
Total realized gain (loss) on investments and capital gains distributions	(11)	36	335	258
Net unrealized appreciation (depreciation) of investments	149	1	147	207
Net increase (decrease) in net assets from operations	136	35	530	453
Changes from principal transactions:				
Total unit transactions	149	(175)	(2,188)	1,090
Increase (decrease) in assets derived from principal transactions	149	(175)	(2,188)	1,090
Total increase (decrease)	285	(140)	(1,658)	1,543
Net assets at December 31, 2010	$ 871	$ 55	$ 7,054	$ 4,363

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I	Wanger International	Wanger Select
Net assets at January 1, 2009	$ 308	$ -	$ 406	$ 1,732
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(2)	23	(17)
Total realized gain (loss) on investments and capital gains distributions	(124)	1	(13)	(652)
Net unrealized appreciation (depreciation) of investments	252	100	224	1,708
Net increase (decrease) in net assets from operations	152	99	234	1,039
Changes from principal transactions:				
Total unit transactions	91	609	773	74
Increase (decrease) in assets derived from principal transactions	91	609	773	74
Total increase (decrease)	243	708	1,007	1,113
Net assets at December 31, 2009	551	708	1,413	2,845
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	-	27	(7)
Total realized gain (loss) on investments and capital gains distributions	16	167	66	(115)
Net unrealized appreciation (depreciation) of investments	39	(100)	238	801
Net increase (decrease) in net assets from operations	79	67	331	679
Changes from principal transactions:				
Total unit transactions	(128)	(775)	246	(17)
Increase (decrease) in assets derived from principal transactions	(128)	(775)	246	(17)
Total increase (decrease)	(49)	(708)	577	662
Net assets at December 31, 2010	$ 502	$ -	$ 1,990	$ 3,507

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Wanger USA
Net assets at January 1, 2009	$ 231
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(2)
Total realized gain (loss) on investments and capital gains distributions	(107)
Net unrealized appreciation (depreciation) of investments	219
Net increase (decrease) in net assets from operations	110
Changes from principal transactions:	
Total unit transactions	91
Increase (decrease) in assets derived from principal transactions	91
Total increase (decrease)	201
Net assets at December 31, 2009	432
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	(5)
Total realized gain (loss) on investments and capital gains distributions	17
Net unrealized appreciation (depreciation) of investments	103
Net increase (decrease) in net assets from operations	115
Changes from principal transactions:	
Total unit transactions	260
Increase (decrease) in assets derived from principal transactions	260
Total increase (decrease)	375
Net assets at December 31, 2010	$ 807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

1.   **Organization**

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings ("IPOs"), sales or a combination thereof. On November 10, 2010, ING announced that while the option of one global IPO remains open, ING and its U.S. insurance affiliates, including the Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one separate U.S. focused IPO.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2010, the Account had 137 investment divisions (the "Divisions"), 34 of which invest in independently managed mutual funds and 103 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL"), or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2010 and related Trusts are as follows:

American Funs Insurance Series:
   American Funds Insurance Series® International
     Fund - Class 2**
Calvert Variable Series, Inc.:
   Calvert VP SRI Balanced Portfolio

Federated Insurance Series:
   Federated Capital Appreciation Fund II - Primary
     Shares**
Federated Capital Income Fund II
Federated Fund for U.S. Government Securities II
Federated High Income Bond Fund II - Primary Shares

Federated Insurance Series (continued):
  Federated Kaufmann Fund II - Primary Shares**
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial
    Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio -
    Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
ING Investors Trust:
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Inflation Protected Bond Portfolio -
    Institutional Class**
  ING BlackRock Large Cap Growth Portfolio -
    Institutional Class
  ING Clarion Global Real Estate Portfolio -
    Institutional Class
  ING Clarion Global Real Estate Portfolio - Service
    Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio -
    Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service
    Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio -
    Service Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio -
    Institutional Class
  ING Lord Abbett Growth and Income Portfolio -
    Service Class
  ING Marsico Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING Marsico International Opportunities Portfolio -
    Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional
    Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Growth Portfolio - Adviser Class*
  ING Retirement Moderate Growth Portfolio - Adviser
    Class*
  ING Retirement Moderate Portfolio - Adviser Class*
  ING T. Rowe Price Capital Appreciation Portfolio -
    Service Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING Templeton Global Growth Portfolio - Service
    Class
  ING U.S. Stock Index Portfolio - Service Class**
  ING Van Kampen Growth and Income Portfolio -
    Service Class
  ING Wells Fargo HealthCare Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
  ING Money Market Portfolio - Class S**
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service
    Class
  ING Columbia Small Cap Value Portfolio - Service
    Class
  ING Davis New York Venture Portfolio - Service
    Class
  ING JPMorgan Mid Cap Value Portfolio - Service
    Class
  ING Legg Mason ClearBridge Aggressive Growth
    Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income
    Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income
    Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class

ING Partners, Inc. (continued):
    ING T. Rowe Price Growth Equity Portfolio - Initial
        Class
    ING Templeton Foreign Equity Portfolio - Initial
        Class
    ING Thornburg Value Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Initial
        Class
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio -
        Initial Class
ING Strategic Allocation Portfolios, Inc.:
    ING Strategic Allocation Conservative Portfolio -
        Class I
    ING Strategic Allocation Growth Portfolio - Class I
    ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
    ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
    ING GET U.S. Core Portfolio - Series 12
    ING GET U.S. Core Portfolio - Series 13
    ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
    ING BlackRock Science and Technology
        Opportunities Portfolio - Class I
    ING Euro STOXX 50 Index Portfolio - Institutional
        Class**
    ING Index Plus LargeCap Portfolio - Class I
    ING Index Plus MidCap Portfolio - Class I
    ING Index Plus SmallCap Portfolio - Class I
    ING International Index Portfolio - Class I
    ING International Index Portfolio - Class S*
    ING Russell™ Large Cap Growth Index Portfolio -
        Class I*
    ING Russell™ Large Cap Index Portfolio - Class I
    ING Russell™ Large Cap Value Index Portfolio -
        Class I*
    ING Russell™ Large Cap Value Index Portfolio -
        Class S*
    ING Russell™ Mid Cap Growth Index Portfolio -
        Class S*

ING Variable Portfolios, Inc. (continued):
    ING Russell™ Mid Cap Index Portfolio - Class I
    ING Russell™ Small Cap Index Portfolio - Class I
    ING Small Company Portfolio - Class I
    ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
    ING International Value Portfolio - Class I
    ING MidCap Opportunities Portfolio - Class I
    ING MidCap Opportunities Portfolio - Class S
    ING SmallCap Opportunities Portfolio - Class I
    ING SmallCap Opportunities Portfolio - Class S
Invesco Variable Insurance Funds:
    Invesco V.I. Capital Appreciation Fund - Series I
        Shares
    Invesco V.I. Core Equity Fund - Series I Shares
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional
        Shares
    Janus Aspen Series Enterprise Portfolio - Institutional
        Shares
    Janus Aspen Series Flexible Bond Portfolio -
        Institutional Shares
    Janus Aspen Series Janus Portfolio - Institutional
        Shares
    Janus Aspen Series Worldwide Portfolio -
        Institutional Shares
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio -
        Class VC
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer Small- & Mid-Cap Growth Fund/VA
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
    Wanger International
    Wanger Select
    Wanger USA

*   Division added to the list in 2009
** Division added to the list in 2010

The names of certain Divisions were changed during 2010. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Calvert Variable Series, Inc.:	Calvert Variable Series, Inc.:
Calvert VP SRI Balanced Portfolio	Calvert Social Balanced Portfolio
ING Investors Trust:	ING Investors Trust:
ING Large Cap Growth Portfolio - Institutional Class	ING Evergreen Omega Portfolio - Institutional Class
ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
ING Lord Abbett Growth and Income Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class
ING Wells Fargo HealthCare Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
ING Oppenheimer Global Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class
ING U.S. Stock Index Portfolio - Service Class	ING Stock Index Portfolio - Service Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING Euro STOXX 50 Index Portfolio - Institutional Class	ING Dow Jones Euro STOXX 50 Index Portfolio - Institutional Class
Invesco Variable Insurance Funds:	AIM Variable Insurance Funds:
Invesco V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Capital Appreciation Fund - Series I Shares
Invesco V.I. Core Equity Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Small- & Mid-Cap Growth Fund/VA	Oppenheimer MidCap Fund/VA

During 2010, the following Divisions were closed to contractowners:

Federated Insurance Series:
    Federated Clover Value Fund II - Primary Shares
    Federated Equity Income Fund II
    Federated International Equity Fund II
    Federated Mid Cap Growth Strategies Fund II
ING Investors Trust:
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
    ING Baron Asset Portfolio - Service Class
ING Variable Portfolios, Inc.:
    ING Opportunistic Large Cap Portfolio - Class I
Premier VIT:
    Premier VIT OpCap Mid Cap Portfolio - Class I

The following fund had no activity for the year ended December 31, 2010, and was closed:

ING Variable Portfolios, Inc.:
    ING Opportunistic Large Cap Portfolio - Class S

The following Divisions were available to contractowners during 2010, but did not have any activity as of December 31, 2010:

American Funds Insurance Series:
  American Funds Insurance Series® Growth-Income Fund - Class 2
EuroPacific Growth Fund®:
  American Funds EuroPacific Growth Fund® - Class R-4
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager Portfolio - Initial Class
The Growth Fund of America®, Inc.:
  American Funds The Growth Fund of America® - Class R-4
ING Investors Trust:
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING Retirement Moderate Growth Portfolio - Institutional Class
  ING U.S. Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
  ING Oppenheimer Global Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
  ING Growth and Income Portfolio - Class S
  ING Growth and Income Portfolio - Adviser Class
Oppenheimer Developing Markets Fund:
  Oppenheimer Developing Markets Fund - Class A
Oppenheimer Variable Account Funds:
  Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
  Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
  PIMCO VIT Foreign Bond Portfolio (Unhedged) - Administrative Class
Templeton Income Trust:
  Templeton Global Bond Fund - Class A

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009, were issued.

3.   **Recently Adopted Accounting Standards**

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account under FASB Accounting Standards Codification™ ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820"). As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure

Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

4.   Financial Instruments

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2010 and 2009, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2010.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6.   **Related Party Transactions**

During the year ended December 31, 2010, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The

Trusts' advisory agreement provided for fees at annual rates ranging up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
American Funds Insurance Series:				
American Funds Insurance Series® International Fund - Class 2	$ 4	$ -	$ -	$ -
Calvert Variable Series, Inc.:				
Calvert VP SRI Balanced Portfolio	89	480	209	353
Federated Insurance Series:				
Federated Capital Appreciation Fund II - Primary Shares	7,553	1,546	-	-
Federated Capital Income Fund II	2,572	798	111	326
Federated Clover Value Fund II - Primary Shares	204	7,979	310	2,080
Federated Equity Income Fund II	140	2,320	136	492
Federated Fund for U.S. Government Securities II	232	595	97	397
Federated High Income Bond Fund II - Primary Shares	423	855	487	861
Federated International Equity Fund II	10	1,494	67	291
Federated Kaufmann Fund II - Primary Shares	2,383	525	-	-
Federated Mid Cap Growth Strategies Fund II	33	2,542	78	791
Federated Prime Money Fund II	1,511	1,054	1,305	1,549
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,025	12,340	2,018	11,438
Fidelity® VIP Growth Portfolio - Initial Class	1,119	1,847	309	1,593
Fidelity® VIP High Income Portfolio - Initial Class	15	30	461	396
Fidelity® VIP Overseas Portfolio - Initial Class	1,011	2,036	823	951
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	5,057	22,093	4,286	20,151
Fidelity® VIP Index 500 Portfolio - Initial Class	1,034	3,982	1,437	4,123
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	40	113	88	98
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	1,128	1,883	755	690
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	4,418	12,170	4,550	15,156
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	10,430	19,047	25,841	26,612
ING Investors Trust:				
ING American Funds Growth Portfolio	452	4,339	3,078	3,481
ING American Funds Growth-Income Portfolio	532	3,797	1,839	2,690
ING American Funds International Portfolio	682	4,225	4,354	3,439
ING Artio Foreign Portfolio - Service Class	846	3,452	1,800	2,738
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	375	77	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	884	3,833	876	3,796
ING Clarion Global Real Estate Portfolio - Institutional Class	658	855	746	433

	Year ended December 31			
	2010		2009	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Clarion Global Real Estate Portfolio - Service Class	$ 234	$ 273	$ 210	$ 253
ING Clarion Real Estate Portfolio - Service Class	1,391	1,041	465	277
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	1,232	3,242	1,196	3,270
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	889	467	394	290
ING Franklin Income Portfolio - Service Class	793	1,372	1,529	1,250
ING Franklin Mutual Shares Portfolio - Service Class	233	937	371	399
ING Global Resources Portfolio - Service Class	1,846	3,673	1,894	1,636
ING Janus Contrarian Portfolio - Service Class	916	1,034	1,141	251
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	2,854	1,681	2,238	1,619
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	5,176	2,966	2,522	1,436
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	232	596	128	433
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	176	33	26	10
ING Large Cap Growth Portfolio - Institutional Class	864	1,989	893	1,593
ING Lord Abbett Growth and Income Portfolio - Institutional Class	304	1,245	208	1,542
ING Lord Abbett Growth and Income Portfolio - Service Class	77	216	130	175
ING Marsico Growth Portfolio - Service Class	384	675	487	549
ING Marsico International Opportunities Portfolio - Service Class	504	1,722	332	1,608
ING MFS Total Return Portfolio - Institutional Class	726	10,461	2,292	10,702
ING MFS Total Return Portfolio - Service Class	189	485	422	427
ING MFS Utilities Portfolio - Service Class	682	659	491	869
ING PIMCO High Yield Portfolio - Service Class	2,115	2,184	2,892	1,105
ING Pioneer Equity Income Portfolio - Institutional Class	528	683	431	1,439
ING Pioneer Fund Portfolio - Institutional Class	2,318	4,165	1,355	2,227
ING Pioneer Mid Cap Value Portfolio - Institutional Class	432	668	297	617
ING Pioneer Mid Cap Value Portfolio - Service Class	298	319	253	341
ING Retirement Growth Portfolio - Adviser Class	395	1,041	5,831	318
ING Retirement Moderate Growth Portfolio - Adviser Class	225	2,097	7,877	342
ING Retirement Moderate Portfolio - Adviser Class	1,123	3,660	9,334	434
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	2,065	2,926	2,934	2,316
ING T. Rowe Price Equity Income Portfolio - Service Class	988	1,900	2,085	1,488
ING Templeton Global Growth Portfolio - Service Class	84	259	70	134
ING U.S. Stock Index Portfolio - Service Class	192	147	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	38	138	175	313
ING Wells Fargo HealthCare Portfolio - Service Class	119	203	96	522
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	193	478	199	88
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	19,116	61,802	26,385	93,406
ING Money Market Portfolio - Class S	387	74	-	-

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Service Class	$ 738	$ 145	$ 275	$ 545
ING Baron Asset Portfolio - Service Class	2	339	18	30
ING Baron Small Cap Growth Portfolio - Service Class	390	837	420	730
ING Columbia Small Cap Value Portfolio - Service Class	327	400	41	279
ING Davis New York Venture Portfolio - Service Class	490	618	725	1,017
ING JPMorgan Mid Cap Value Portfolio - Service Class	357	715	231	312
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	717	3,057	458	2,870
ING Oppenheimer Global Portfolio - Initial Class	2,778	14,053	4,431	12,950
ING Oppenheimer Global Strategic Income Portfolio - Initial Class	7,927	12,246	4,836	11,608
ING Oppenheimer Global Strategic Income Portfolio - Service Class	4	9	80	7
ING PIMCO Total Return Portfolio - Service Class	4,172	3,897	5,220	1,420
ING Pioneer High Yield Portfolio - Initial Class	4,224	6,076	4,998	5,315
ING Solution 2015 Portfolio - Service Class	424	320	866	421
ING Solution 2025 Portfolio - Service Class	457	318	694	468
ING Solution 2035 Portfolio - Service Class	957	393	926	188
ING Solution 2045 Portfolio - Service Class	352	692	312	110
ING Solution Income Portfolio - Service Class	331	953	849	887
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	1,231	5,911	790	5,050
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,447	5,582	1,804	5,255
ING Templeton Foreign Equity Portfolio - Initial Class	2,201	4,757	1,554	3,827
ING Thornburg Value Portfolio - Initial Class	2,133	3,768	1,604	2,893
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	480	3,121	481	3,119
ING Van Kampen Comstock Portfolio - Service Class	230	459	196	756
ING Van Kampen Equity and Income Portfolio - Initial Class	1,721	12,660	1,922	14,167
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	1,130	1,458	1,811	2,056
ING Strategic Allocation Growth Portfolio - Class I	512	1,203	1,628	1,894
ING Strategic Allocation Moderate Portfolio - Class I	1,815	1,962	1,819	1,984
ING Variable Funds:				
ING Growth and Income Portfolio - Class I	17,723	34,671	13,004	32,475
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 5	26	134	62	232
ING GET U.S. Core Portfolio - Series 6	355	3,636	646	4,456
ING GET U.S. Core Portfolio - Series 7	355	2,182	264	2,092
ING GET U.S. Core Portfolio - Series 8	181	1,302	222	2,394
ING GET U.S. Core Portfolio - Series 9	139	1,130	183	1,200
ING GET U.S. Core Portfolio - Series 10	120	626	150	1,657

	Year ended December 31			
	2010		2009	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Insurance Trust (continued):				
ING GET U.S. Core Portfolio - Series 11	$ 142	$ 1,347	$ 294	$ 2,035
ING GET U.S. Core Portfolio - Series 12	398	3,618	572	4,611
ING GET U.S. Core Portfolio - Series 13	348	2,653	656	4,591
ING GET U.S. Core Portfolio - Series 14	438	3,667	786	8,351
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class I	2,302	2,094	1,629	1,730
ING Euro STOXX 50 Index Portfolio - Institutional Class	32	3	-	-
ING Index Plus LargeCap Portfolio - Class I	4,674	20,079	6,406	15,662
ING Index Plus MidCap Portfolio - Class I	526	1,704	445	1,052
ING Index Plus SmallCap Portfolio - Class I	459	1,081	292	551
ING International Index Portfolio - Class I	1,208	3,098	11,629	1,079
ING International Index Portfolio - Class S	19	10	56	19
ING Opportunistic Large Cap Portfolio - Class I	438	12,891	9,126	1,608
ING Russell™ Large Cap Growth Index Portfolio - Class I	504	4,588	27,255	2,970
ING Russell™ Large Cap Index Portfolio - Class I	2,406	4,947	18,026	1,912
ING Russell™ Large Cap Value Index Portfolio - Class I	1,514	3,013	9,784	1,370
ING Russell™ Large Cap Value Index Portfolio - Class S	209	214	1,470	160
ING Russell™ Mid Cap Growth Index Portfolio - Class S	281	36	109	20
ING Russell™ Mid Cap Index Portfolio - Class I	199	130	92	1
ING Russell™ Small Cap Index Portfolio - Class I	359	138	93	34
ING Small Company Portfolio - Class I	1,784	6,017	1,610	5,101
ING U.S. Bond Index Portfolio - Class I	1,295	690	812	247
ING Variable Products Trust:				
ING International Value Portfolio - Class I	173	1,593	461	1,328
ING MidCap Opportunities Portfolio - Class I	1,418	272	126	249
ING MidCap Opportunities Portfolio - Class S	391	693	174	838
ING SmallCap Opportunities Portfolio - Class I	755	348	69	296
ING SmallCap Opportunities Portfolio - Class S	298	425	104	468
Invesco Variable Insurance Funds:				
Invesco V.I. Capital Appreciation Fund - Series I Shares	42	129	98	77
Invesco V.I. Core Equity Fund - Series I Shares	193	317	486	322
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	-	1	6
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-	-	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	-
Janus Aspen Series Janus Portfolio - Institutional Shares	-	-	-	4
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	-	-	1
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	258	319	181	466

	Year ended December 31			
	2010		**2009**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	$ 1	$ 8	$ 2	$ 3
Oppenheimer Main Street Fund®/VA	3	44	5	34
Oppenheimer Main Street Small Cap Fund®/VA	236	90	102	44
Oppenheimer Small- & Mid-Cap Growth Fund/VA	436	613	294	145
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	2,492	4,567	5,987	3,809
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	2,232	1,155	2,845	2,009
Pioneer High Yield VCT Portfolio - Class I	93	196	316	201
Premier VIT:				
Premier VIT OpCap Mid Cap Portfolio - Class I	409	1,184	611	4
Wanger Advisors Trust:				
Wanger International	1,039	766	1,449	654
Wanger Select	710	734	1,298	1,241
Wanger USA	362	106	292	202

8. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2010			**2009**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
American Funds Insurance Series:						
American Funds Insurance Series® International Fund - Class 2	290	-	290	-	-	-
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	6,380	24,069	(17,689)	14,851	38,693	(23,842)
Federated Insurance Series:						
Federated Capital Appreciation Fund II - Primary Shares	698,991	141,963	557,028	-	-	-
Federated Capital Income Fund II	142,394	42,173	100,221	13	20,716	(20,703)
Federated Clover Value Fund II - Primary Shares	2,899	388,024	(385,125)	799	115,699	(114,900)
Federated Equity Income Fund II	1,299	168,427	(167,128)	420	38,414	(37,994)
Federated Fund for U.S. Government Securities II	6,880	28,772	(21,892)	158	20,472	(20,314)
Federated High Income Bond Fund II - Primary Shares	2,496	33,294	(30,798)	372	43,405	(43,033)
Federated International Equity Fund II	276	99,350	(99,074)	1,020	21,618	(20,598)
Federated Kaufmann Fund II - Primary Shares	221,247	46,291	174,956	-	-	-
Federated Mid Cap Growth Strategies Fund II	871	115,106	(114,235)	744	40,712	(39,968)
Federated Prime Money Fund II	111,832	75,698	36,134	94,937	111,757	(16,820)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	289,457	970,275	(680,818)	273,940	1,141,026	(867,086)
Fidelity® VIP Growth Portfolio - Initial Class	116,977	157,602	(40,625)	84,281	148,777	(64,496)
Fidelity® VIP High Income Portfolio - Initial Class	8,969	11,148	(2,179)	52,727	44,351	8,376
Fidelity® VIP Overseas Portfolio - Initial Class	59,163	119,285	(60,122)	85,872	95,732	(9,860)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	433,266	1,334,176	(900,910)	628,677	1,570,891	(942,214)
Fidelity® VIP Index 500 Portfolio - Initial Class	16,847	180,953	(164,106)	39,274	245,309	(206,035)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	1,115	6,177	(5,062)	1	4,478	(4,477)

	Year ended December 31					
	2010			2009		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	115,437	159,524	(44,087)	71,984	79,435	(7,451)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	173,770	670,363	(496,593)	123,503	898,954	(775,451)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	1,144,645	1,890,687	(746,042)	2,092,218	2,358,671	(266,453)
ING Investors Trust:						
ING American Funds Growth Portfolio	147,453	486,341	(338,888)	277,156	543,521	(266,365)
ING American Funds Growth-Income Portfolio	97,831	433,819	(335,988)	199,214	425,532	(226,318)
ING American Funds International Portfolio	138,273	401,481	(263,208)	237,516	421,162	(183,646)
ING Artio Foreign Portfolio - Service Class	95,056	349,996	(254,940)	186,825	324,157	(137,332)
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	35,269	7,252	28,017	-	-	-
ING BlackRock Large Cap Growth Portfolio - Institutional Class	181,753	539,064	(357,311)	190,264	625,964	(435,700)
ING Clarion Global Real Estate Portfolio - Institutional Class	86,513	121,479	(34,966)	98,855	68,330	30,525
ING Clarion Global Real Estate Portfolio - Service Class	31,561	44,066	(12,505)	35,469	43,225	(7,756)
ING Clarion Real Estate Portfolio - Service Class	228,750	196,986	31,764	78,663	64,129	14,534
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	210,859	399,335	(188,476)	246,515	523,391	(276,876)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	80,078	52,369	27,709	42,448	32,872	9,576
ING Franklin Income Portfolio - Service Class	77,979	150,930	(72,951)	215,074	210,719	4,355
ING Franklin Mutual Shares Portfolio - Service Class	40,388	115,650	(75,262)	65,643	66,760	(1,117)
ING Global Resources Portfolio - Service Class	244,937	419,898	(174,961)	323,567	296,460	27,107
ING Janus Contrarian Portfolio - Service Class	134,858	157,370	(22,512)	212,435	52,267	160,168
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	209,652	157,191	52,461	232,513	188,745	43,768
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	257,454	184,636	72,818	182,617	128,172	54,445
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	42,412	72,093	(29,681)	25,050	62,483	(37,433)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	13,316	3,097	10,219	2,312	935	1,377
ING Large Cap Growth Portfolio - Institutional Class	104,885	186,793	(81,908)	93,499	159,508	(66,009)
ING Lord Abbett Growth and Income Portfolio - Institutional Class	66,508	169,860	(103,352)	49,183	236,015	(186,832)
ING Lord Abbett Growth and Income Portfolio - Service Class	12,332	27,767	(15,435)	21,080	25,670	(4,590)

| | Year ended December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Marsico Growth Portfolio - Service Class	40,566	71,968	(31,402)	74,585	82,980	(8,395)
ING Marsico International Opportunities Portfolio - Service Class	111,257	217,466	(106,209)	53,501	192,342	(138,841)
ING MFS Total Return Portfolio - Institutional Class	234,608	1,089,895	(855,287)	370,074	1,337,672	(967,598)
ING MFS Total Return Portfolio - Service Class	25,429	47,593	(22,164)	35,478	40,175	(4,697)
ING MFS Utilities Portfolio - Service Class	58,828	60,712	(1,884)	52,339	91,416	(39,077)
ING PIMCO High Yield Portfolio - Service Class	139,713	165,323	(25,610)	254,085	105,594	148,491
ING Pioneer Equity Income Portfolio - Institutional Class	72,737	98,172	(25,435)	166,042	340,651	(174,609)
ING Pioneer Fund Portfolio - Institutional Class	231,382	408,843	(177,461)	168,119	272,504	(104,385)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	67,059	92,594	(25,535)	53,856	97,088	(43,232)
ING Pioneer Mid Cap Value Portfolio - Service Class	47,740	50,307	(2,567)	51,790	66,134	(14,344)
ING Retirement Growth Portfolio - Adviser Class	65,215	129,291	(64,076)	633,277	33,374	599,903
ING Retirement Moderate Growth Portfolio - Adviser Class	41,628	226,481	(184,853)	854,517	59,018	795,499
ING Retirement Moderate Portfolio - Adviser Class	205,859	449,115	(243,256)	995,166	79,793	915,373
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	181,228	254,436	(73,208)	324,960	284,558	40,402
ING T. Rowe Price Equity Income Portfolio - Service Class	124,378	201,582	(77,204)	258,791	225,432	33,359
ING Templeton Global Growth Portfolio - Service Class	48,423	69,503	(21,080)	16,116	25,672	(9,556)
ING U.S. Stock Index Portfolio - Service Class	19,078	13,935	5,143	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	11,045	20,088	(9,043)	22,385	37,254	(14,869)
ING Wells Fargo HealthCare Portfolio - Service Class	46,222	53,338	(7,116)	24,224	68,498	(44,274)
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	39,046	76,206	(37,160)	31,762	13,261	18,501
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	3,612,313	6,809,933	(3,197,620)	5,713,101	10,634,733	(4,921,632)
ING Money Market Portfolio - Class S	38,861	7,275	31,586	-	-	-
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Service Class	61,699	21,427	40,272	40,359	55,373	(15,014)
ING Baron Asset Portfolio - Service Class	334	40,020	(39,686)	2,824	4,752	(1,928)
ING Baron Small Cap Growth Portfolio - Service Class	50,417	78,768	(28,351)	66,262	97,489	(31,227)
ING Columbia Small Cap Value Portfolio - Service Class	42,006	52,614	(10,608)	22,323	55,869	(33,546)

| | **Year ended December 31** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Davis New York Venture Portfolio - Service Class	82,822	97,897	(15,075)	139,831	164,697	(24,866)
ING JPMorgan Mid Cap Value Portfolio - Service Class	29,300	61,305	(32,005)	66,213	57,313	8,900
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	109,880	317,684	(207,804)	68,170	333,603	(265,433)
ING Oppenheimer Global Portfolio - Initial Class	304,209	1,259,601	(955,392)	361,352	1,528,009	(1,166,657)
ING Oppenheimer Global Strategic Income Portfolio - Initial Class	964,257	1,373,171	(408,914)	738,914	1,524,521	(785,607)
ING Oppenheimer Global Strategic Income Portfolio - Service Class	-	620	(620)	8,318	563	7,755
ING PIMCO Total Return Portfolio - Service Class	312,483	318,095	(5,612)	411,921	184,842	227,079
ING Pioneer High Yield Portfolio - Initial Class	379,388	600,756	(221,368)	558,294	690,660	(132,366)
ING Solution 2015 Portfolio - Service Class	39,617	34,828	4,789	85,865	54,725	31,140
ING Solution 2025 Portfolio - Service Class	43,202	32,509	10,693	94,029	76,134	17,895
ING Solution 2035 Portfolio - Service Class	99,332	42,487	56,845	108,568	26,722	81,846
ING Solution 2045 Portfolio - Service Class	37,160	72,055	(34,895)	41,522	18,629	22,893
ING Solution Income Portfolio - Service Class	20,737	77,576	(56,839)	45,268	57,471	(12,203)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	184,164	533,457	(349,293)	221,453	675,726	(454,273)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	103,190	261,068	(157,878)	158,459	310,627	(152,168)
ING Templeton Foreign Equity Portfolio - Initial Class	304,266	649,503	(345,237)	372,466	711,560	(339,094)
ING Thornburg Value Portfolio - Initial Class	165,842	273,917	(108,075)	143,357	276,675	(133,318)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	63,351	291,239	(227,888)	50,284	324,188	(273,904)
ING Van Kampen Comstock Portfolio - Service Class	16,522	34,715	(18,193)	24,019	86,403	(62,384)
ING Van Kampen Equity and Income Portfolio - Initial Class	153,573	1,128,815	(975,242)	277,154	1,577,239	(1,300,085)
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	44,515	83,054	(38,539)	84,168	140,161	(55,993)
ING Strategic Allocation Growth Portfolio - Class I	13,738	81,190	(67,452)	35,818	172,862	(137,044)
ING Strategic Allocation Moderate Portfolio - Class I	96,134	123,773	(27,639)	50,859	147,962	(97,103)
ING Variable Funds:						
ING Growth and Income Portfolio - Class I	1,671,662	2,586,747	(915,085)	1,402,356	2,163,221	(760,865)

| | Year ended December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 5	12,249	22,950	(10,701)	8,447	28,132	(19,685)
ING GET U.S. Core Portfolio - Series 6	84,099	408,334	(324,235)	48,310	427,379	(379,069)
ING GET U.S. Core Portfolio - Series 7	37,810	219,693	(181,883)	5,681	191,041	(185,360)
ING GET U.S. Core Portfolio - Series 8	9,261	121,291	(112,030)	11,515	230,339	(218,824)
ING GET U.S. Core Portfolio - Series 9	44	97,840	(97,796)	18,353	123,182	(104,829)
ING GET U.S. Core Portfolio - Series 10	141	53,512	(53,371)	8,470	164,985	(156,515)
ING GET U.S. Core Portfolio - Series 11	22,092	141,663	(119,571)	2,059	187,548	(185,489)
ING GET U.S. Core Portfolio - Series 12	29,847	351,555	(321,708)	2,465	425,873	(423,408)
ING GET U.S. Core Portfolio - Series 13	28,701	259,093	(230,392)	60,925	483,678	(422,753)
ING GET U.S. Core Portfolio - Series 14	70,821	404,076	(333,255)	1,106,881	1,906,670	(799,789)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	598,273	545,613	52,660	542,180	541,427	753
ING Euro STOXX 50 Index Portfolio - Institutional Class	3,928	302	3,626	-	-	-
ING Index Plus LargeCap Portfolio - Class I	728,151	2,186,850	(1,458,699)	1,279,906	2,757,182	(1,477,276)
ING Index Plus MidCap Portfolio - Class I	42,515	102,930	(60,415)	57,554	90,970	(33,416)
ING Index Plus SmallCap Portfolio - Class I	42,961	88,565	(45,604)	53,811	73,198	(19,387)
ING International Index Portfolio - Class I	125,044	330,349	(205,305)	1,056,564	102,833	953,731
ING International Index Portfolio - Class S	1,418	821	597	4,775	1,450	3,325
ING Opportunistic Large Cap Portfolio - Class I	20,436	963,690	(943,254)	731,488	122,505	608,983
ING Russell™ Large Cap Growth Index Portfolio - Class I	91,780	421,842	(330,062)	2,724,954	266,795	2,458,159
ING Russell™ Large Cap Index Portfolio - Class I	180,172	412,538	(232,366)	1,737,460	183,155	1,554,305
ING Russell™ Large Cap Value Index Portfolio - Class I	101,766	278,689	(176,923)	925,886	113,716	812,170
ING Russell™ Large Cap Value Index Portfolio - Class S	2,790	15,308	(12,518)	137,754	12,385	125,369
ING Russell™ Mid Cap Growth Index Portfolio - Class S	20,066	5,009	15,057	9,834	1,976	7,858
ING Russell™ Mid Cap Index Portfolio - Class I	19,562	15,869	3,693	16,541	2,210	14,331
ING Russell™ Small Cap Index Portfolio - Class I	33,574	15,063	18,511	13,743	4,745	8,998
ING Small Company Portfolio - Class I	132,154	323,791	(191,637)	166,607	388,193	(221,586)
ING U.S. Bond Index Portfolio - Class I	108,200	53,532	54,668	80,002	26,463	53,539

| | Year ended December 31 | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING International Value Portfolio - Class I	61,222	169,877	(108,655)	51,096	141,564	(90,468)
ING MidCap Opportunities Portfolio - Class I	91,197	16,051	75,146	19,819	33,072	(13,253)
ING MidCap Opportunities Portfolio - Class S	56,680	82,298	(25,618)	43,046	115,337	(72,291)
ING SmallCap Opportunities Portfolio - Class I	78,398	39,447	38,951	13,871	42,808	(28,937)
ING SmallCap Opportunities Portfolio - Class S	66,181	81,934	(15,753)	64,317	120,283	(55,966)
Invesco Variable Insurance Funds:						
Invesco V.I. Capital Appreciation Fund - Series I Shares	4,959	14,831	(9,872)	15,047	12,433	2,614
Invesco V.I. Core Equity Fund - Series I Shares	21,358	33,045	(11,687)	75,788	55,158	20,630
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	-	-	-	175	(175)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	5	(5)	-	6	(6)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	-	-	-	-	-
Janus Aspen Series Janus Portfolio - Institutional Shares	5	3	2	4	290	(286)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	-	-	-	56	(56)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	23,853	27,402	(3,549)	52,626	85,669	(33,043)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	-	344	(344)	-	132	(132)
Oppenheimer Main Street Fund®/VA	17,184	21,456	(4,272)	25	3,800	(3,775)
Oppenheimer Main Street Small Cap Fund®/VA	23,149	11,757	11,392	13,285	7,094	6,191
Oppenheimer Small- & Mid-Cap Growth Fund/VA	50,783	71,559	(20,776)	43,038	22,863	20,175
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	216,671	379,940	(163,269)	475,341	336,948	138,393
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	261,984	156,015	105,969	404,192	291,554	112,638
Pioneer High Yield VCT Portfolio - Class I	9,047	18,859	(9,812)	30,462	25,542	4,920
Premier VIT:						
Premier VIT OpCap Mid Cap Portfolio - Class I	49,724	140,204	(90,480)	93,456	2,976	90,480

| | **Year ended December 31** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Wanger Advisors Trust:						
Wanger International	209,869	186,808	23,061	189,878	93,957	95,921
Wanger Select	70,537	74,056	(3,519)	166,783	167,389	(606)
Wanger USA	38,053	19,433	18,620	30,356	21,192	9,164

9. Unit Summary

A summary of units outstanding at December 31, 2010 follows:

Division/Contract	Units	Unit Value		Extended Value	
American Funds Insurance Series® International Fund - Class 2					
Contracts in accumulation period:					
Non-Qualified V (0.75)	289.658	$	13.95	$	4,041
Calvert VP SRI Balanced Portfolio					
Contracts in accumulation period:					
Non-Qualified V	1,779.149	$	22.98	$	40,885
Non-Qualified V (0.75)	16,307.187		24.75		403,603
Non-Qualified VII	34,362.782		12.63		434,002
Non-Qualified VIII	6,339.050		12.88		81,647
Non-Qualified XXIII	167.542		10.37		1,737
	58,955.710			$	961,874
Federated Capital Appreciation Fund II - Primary Shares					
Currently payable annuity contracts:	6,438.681	$	10.79	$	69,473
Contracts in accumulation period:					
Non-Qualified VII	550,589.155		11.70		6,441,893
	557,027.836			$	6,511,366
Federated Capital Income Fund II					
Currently payable annuity contracts:	1,668.697	$	19.03	$	31,755
Contracts in accumulation period:					
Non-Qualified VII	189,919.226		18.59		3,530,598
	191,587.923			$	3,562,353
Federated Fund for U.S. Government Securities II					
Contracts in accumulation period:					
Non-Qualified VII	66,509.165	$	18.95	$	1,260,349
Federated High Income Bond Fund II - Primary Shares					
Currently payable annuity contracts:	1,577.428	$	25.41	$	40,082
Contracts in accumulation period:					
Non-Qualified VII	164,126.727		24.83		4,075,267
	165,704.155			$	4,115,349
Federated Kaufmann Fund II - Primary Shares					
Contracts in accumulation period:					
Non-Qualified VII	174,955.834	$	12.21	$	2,136,211
Federated Prime Money Fund II					
Currently payable annuity contracts:	1,253.159	$	9.90	$	12,406
Contracts in accumulation period:					
Non-Qualified VII	145,919.199		13.34		1,946,562
	147,172.358			$	1,958,968

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	157,759.606	$ 22.00	$ 3,470,711
Non-Qualified V (0.75)	393,276.421	23.70	9,320,651
Non-Qualified VII	912,127.712	25.89	23,614,986
Non-Qualified VIII	225,371.234	18.88	4,255,009
Non-Qualified IX	14,293.550	21.26	303,881
Non-Qualified X	10,714.228	22.00	235,713
Non-Qualified XII	9,497.869	13.48	128,031
Non-Qualified XIII	560,282.571	12.99	7,278,071
Non-Qualified XIV	853,270.743	12.50	10,665,884
Non-Qualified XV	255,690.953	12.27	3,137,328
Non-Qualified XVI	4,909.683	11.73	57,591
Non-Qualified XIX	22,854.506	11.37	259,856
Non-Qualified XX	3,490.151	14.06	49,072
Non-Qualified XXIII	18,672.123	10.17	189,895
Non-Qualified XXIV	12,806.536	10.28	131,651
	3,455,017.886		$ 63,098,330
Fidelity® VIP Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	142,166.611	$ 19.26	$ 2,738,129
Non-Qualified V (0.75)	290,253.157	20.74	6,019,850
Non-Qualified IX	8,108.365	18.61	150,897
Non-Qualified X	1,635.798	19.26	31,505
Non-Qualified XII	11,760.131	12.47	146,649
Non-Qualified XX	6,609.966	14.25	94,192
Non-Qualified XXIII	14,906.089	9.86	146,974
Non-Qualified XXIV	46,674.584	9.97	465,346
	522,114.701		$ 9,793,542
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts	13,851.390	$12.68 to $14.78	$ 187,405
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	77,854.485	$ 18.59	$ 1,447,315
Non-Qualified V (0.75)	158,653.792	20.02	3,176,249
Non-Qualified IX	547.726	17.96	9,837
Non-Qualified X	90.607	18.59	1,684
Non-Qualified XII	2,099.386	13.89	29,160
Non-Qualified XX	4,733.385	16.98	80,373
Non-Qualified XXIII	5,343.641	9.31	49,749
Non-Qualified XXIV	14,330.951	9.41	134,854
	263,653.973		$ 4,929,221

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	301,881.201	$ 32.67	$ 9,862,459
Non-Qualified V (0.75)	752,482.044	35.19	26,479,843
Non-Qualified VII	979,761.512	35.52	34,801,129
Non-Qualified VIII	194,473.959	28.93	5,626,132
Non-Qualified IX	17,633.129	31.57	556,678
Non-Qualified X	10,434.627	32.67	340,899
Non-Qualified XII	49,556.167	19.54	968,328
Non-Qualified XIII	1,003,929.675	18.07	18,141,009
Non-Qualified XIV	1,182,193.372	17.40	20,570,165
Non-Qualified XV	407,335.142	17.08	6,957,284
Non-Qualified XVI	6,266.377	13.52	84,721
Non-Qualified XVIII	410.449	12.90	5,295
Non-Qualified XIX	20,859.271	13.10	273,256
Non-Qualified XX	42,672.996	18.58	792,864
Non-Qualified XXII	2,584.281	11.32	29,254
Non-Qualified XXIII	56,322.174	10.81	608,843
Non-Qualified XXIV	98,083.568	10.93	1,072,053
	5,126,879.944		$ 127,170,212
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	804,911.613	$ 23.89	$ 19,229,338
Non-Qualified VIII	141,782.480	20.26	2,872,513
	946,694.093		$ 22,101,851
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	42,476.053	$ 20.43	$ 867,786
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V	36,674.018	$ 18.80	$ 689,472
Non-Qualified V (0.75)	123,199.935	19.71	2,428,271
Non-Qualified IX	3,135.325	18.36	57,565
Non-Qualified XII	4,069.531	19.62	79,844
Non-Qualified XX	3,458.741	19.17	66,304
Non-Qualified XXIII	8,319.992	11.50	95,680
	178,857.542		$ 3,417,136

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class I			
Currently payable annuity contracts:	870,897.738	$10.04 to $38.49	$ 23,832,211
Contracts in accumulation period:			
Non-Qualified V	558,020.057	28.21	15,741,746
Non-Qualified V (0.75)	313,193.617	30.39	9,517,954
Non-Qualified VI	11,450.583	23.90	273,669
Non-Qualified VII	540,902.329	27.15	14,685,498
Non-Qualified VIII	113,106.733	19.55	2,211,237
Non-Qualified IX	8,529.314	27.26	232,509
Non-Qualified X	86,309.555	29.19	2,519,376
Non-Qualified XI	1,102.336	24.73	27,261
Non-Qualified XII	4,373.710	14.34	62,719
Non-Qualified XIII	369,597.944	13.78	5,093,060
Non-Qualified XIV	322,199.695	13.27	4,275,590
Non-Qualified XV	155,579.668	13.02	2,025,647
Non-Qualified XVI	5,139.910	10.90	56,025
Non-Qualified XVIII	957.475	10.40	9,958
Non-Qualified XIX	3,267.242	10.56	34,502
Non-Qualified XX	4,804.336	13.99	67,213
Non-Qualified XXII	4,727.906	10.69	50,541
Non-Qualified XXIII	27,971.404	10.72	299,853
Non-Qualified XXIV	2,488.399	10.84	26,974
	3,404,619.951		$ 81,043,543
ING Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	343,179.793	$12.24 to $90.43	$ 9,214,622
Contracts in accumulation period:			
Non-Qualified V	421,242.167	22.41	9,440,037
Non-Qualified V (0.75)	588,933.168	24.13	14,210,957
Non-Qualified VI	2,371.848	20.63	48,931
Non-Qualified VII	767,354.921	21.56	16,544,172
Non-Qualified VIII	228,062.358	18.68	4,260,205
Non-Qualified IX	4,665.502	21.65	101,008
Non-Qualified X	68,530.229	22.87	1,567,286
Non-Qualified XI	655.635	21.05	13,801
Non-Qualified XII	498.139	17.21	8,573
Non-Qualified XIII	1,010,389.285	16.79	16,964,436
Non-Qualified XIV	1,214,589.400	16.17	19,639,911
Non-Qualified XV	459,375.165	15.86	7,285,690
Non-Qualified XVI	37,970.175	15.17	576,008
Non-Qualified XIX	55,772.463	14.70	819,855
Non-Qualified XX	4,096.940	13.71	56,169
Non-Qualified XXII	1,348.971	11.75	15,850
Non-Qualified XXIII	10,297.374	11.35	116,875
Non-Qualified XXIV	15,414.095	11.47	176,800
	5,234,747.628		$ 101,061,186

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Funds Growth Portfolio			
Currently payable annuity contracts:	176,208.105	$ 12.93	$ 2,278,371
Contracts in accumulation period:			
Non-Qualified XIII	246,568.609	12.82	3,161,010
Non-Qualified XIV	333,630.437	12.58	4,197,071
Non-Qualified XV	228,091.880	12.47	2,844,306
Non-Qualified XVI	1,541.372	12.43	19,159
Non-Qualified XIX	2,087.181	12.20	25,464
	988,127.584		$ 12,525,381
ING American Funds Growth-Income Portfolio			
Currently payable annuity contracts:	165,807.667	$ 11.13	$ 1,845,439
Contracts in accumulation period:			
Non-Qualified XIII	251,772.280	11.05	2,782,084
Non-Qualified XIV	322,683.302	10.84	3,497,887
Non-Qualified XV	178,472.129	10.74	1,916,791
Non-Qualified XIX	6,944.167	10.51	72,983
	925,679.545		$ 10,115,184
ING American Funds International Portfolio			
Currently payable annuity contracts:	135,478.851	$ 15.04	$ 2,037,602
Contracts in accumulation period:			
Non-Qualified XIII	232,632.035	14.96	3,480,175
Non-Qualified XIV	338,482.369	14.68	4,968,921
Non-Qualified XV	199,692.415	14.54	2,903,528
Non-Qualified XVI	2,035.798	14.50	29,519
Non-Qualified XIX	1,376.079	14.23	19,582
	909,697.547		$ 13,439,327
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	12,603.775	$ 13.62	$ 171,663
Non-Qualified V (0.75)	211,831.874	14.08	2,982,593
Non-Qualified XIII	76,904.383	8.82	678,297
Non-Qualified XIV	79,222.086	8.69	688,440
Non-Qualified XV	21,923.219	8.63	189,197
Non-Qualified XVI	517.614	8.61	4,457
Non-Qualified XIX	671.975	8.49	5,705
Non-Qualified XX	664.500	13.90	9,237
Non-Qualified XXIII	4,920.714	8.36	41,137
	409,260.140		$ 4,770,726
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Select Opportunities	28,016.701	$ 10.61	$ 297,257

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Currently payable annuity contracts:	225,220.818	$8.53 to $8.67	$ 1,921,450
Contracts in accumulation period:			
Non-Qualified V	136,293.330	9.08	1,237,543
Non-Qualified V (0.75)	226,391.547	9.25	2,094,122
Non-Qualified VII	664,773.601	8.48	5,637,280
Non-Qualified VIII	74,876.660	8.53	638,698
Non-Qualified IX	5,090.389	8.99	45,763
Non-Qualified X	8,560.517	9.08	77,729
Non-Qualified XII	4,129.725	9.23	38,117
Non-Qualified XIII	498,162.648	8.63	4,299,144
Non-Qualified XIV	690,111.726	8.53	5,886,653
Non-Qualified XV	261,337.233	8.48	2,216,140
Non-Qualified XVI	1,925.172	8.47	16,306
Non-Qualified XVIII	319.892	8.33	2,665
Non-Qualified XIX	1,320.272	8.37	11,051
Non-Qualified XX	888.631	9.18	8,158
Non-Qualified XXIII	7,266.049	10.46	76,003
Non-Qualified XXIV	2,233.131	10.58	23,627
	2,808,901.341		$ 24,230,449
ING Clarion Global Real Estate Portfolio - Institutional			
Class			
Contracts in accumulation period:			
Non-Qualified V	10,520.833	$ 10.17	$ 106,997
Non-Qualified V (0.75)	129,967.820	10.29	1,337,369
Non-Qualified IX	2,301.049	10.11	23,264
Non-Qualified XII	14,623.213	10.27	150,180
Non-Qualified XXIII	111.427	10.30	1,148
	157,524.342		$ 1,618,958
ING Clarion Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	53,734.224	$ 11.08	$ 595,375
Non-Qualified XIV	36,542.211	10.93	399,406
Non-Qualified XV	13,867.080	10.85	150,458
	104,143.515		$ 1,145,239
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	27,965.769	$ 10.29	$ 287,768
Non-Qualified V (0.75)	176,443.133	10.53	1,857,946
Non-Qualified IX	8,734.547	10.17	88,830
Non-Qualified XII	3,425.344	10.51	36,000
Non-Qualified XX	1,752.105	10.43	18,274
Non-Qualified XXII	337.180	10.08	3,399
Non-Qualified XXIII	922.049	11.03	10,170
	219,580.127		$ 2,302,387

Division/Contract	Units	Unit Value		Extended Value	
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class					
Currently payable annuity contracts:	180,961.258	$	11.88	$	2,149,820
Contracts in accumulation period:					
Non-Qualified VII	416,049.461		11.71		4,871,939
Non-Qualified VIII	110,200.103		11.80		1,300,361
Non-Qualified XIII	329,052.875		11.96		3,935,472
Non-Qualified XIV	361,487.067		11.79		4,261,933
Non-Qualified XV	144,533.960		11.71		1,692,493
Non-Qualified XVI	3,822.414		11.68		44,646
Non-Qualified XVIII	195.059		11.44		2,231
Non-Qualified XIX	1,693.681		11.52		19,511
	1,547,995.878			$	18,278,406
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	10,986.143	$	15.47	$	169,956
Non-Qualified V (0.75)	90,700.075		15.92		1,443,945
Non-Qualified IX	7,114.046		15.25		108,489
Non-Qualified XII	1,885.008		15.87		29,915
Non-Qualified XX	13,199.639		15.74		207,762
Non-Qualified XXIII	4,011.585		11.79		47,297
	127,896.496			$	2,007,364
ING Franklin Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	150,126.543	$	11.42	$	1,714,445
Non-Qualified XIV	138,963.377		11.26		1,564,728
Non-Qualified XV	90,854.986		11.18		1,015,759
Non-Qualified XIX	1,115.305		11.00		12,268
	381,060.211			$	4,307,200
ING Franklin Mutual Shares Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	76,945.721	$	10.18	$	783,307
Non-Qualified XIV	62,710.584		10.06		630,868
Non-Qualified XV	37,826.093		10.01		378,639
Non-Qualified XVI	484.166		9.99		4,837
Non-Qualified XIX	3,376.486		9.88		33,360
	181,343.050			$	1,831,011

Division/Contract	Units	Unit Value		Extended Value	
ING Global Resources Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	101,027.686	$	12.79	$	1,292,144
Non-Qualified V (0.75)	299,898.172		13.06		3,916,670
Non-Qualified VII	37,365.720		13.41		501,074
Non-Qualified IX	4,373.118		12.66		55,364
Non-Qualified X	2,442.745		12.79		31,243
Non-Qualified XII	12,698.962		13.04		165,594
Non-Qualified XIII	81,161.267		12.61		1,023,444
Non-Qualified XIV	64,017.195		12.43		795,734
Non-Qualified XV	25,628.000		12.34		316,250
Non-Qualified XIX	774.979		12.14		9,408
Non-Qualified XX	784.987		12.95		10,166
Non-Qualified XXIII	13,405.099		10.22		137,000
	643,577.930			$	8,254,091
ING Janus Contrarian Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	1,622.957	$	8.09	$	13,130
Non-Qualified V (0.75)	155,558.967		8.19		1,274,028
Non-Qualified IX	617.946		8.03		4,962
Non-Qualified XII	4,770.192		8.18		39,020
Non-Qualified XX	324.529		8.15		2,645
Non-Qualified XXIII	684.208		9.36		6,404
	163,578.799			$	1,340,189
ING JPMorgan Emerging Markets Equity Portfolio - **Institutional Class**					
Contracts in accumulation period:					
Non-Qualified VII	204,825.356	$	19.59	$	4,012,529
Non-Qualified VIII	24,928.898		19.74		492,096
Non-Qualified XIII	105,075.581		15.46		1,624,468
Non-Qualified XIV	105,703.359		15.25		1,611,976
Non-Qualified XV	32,247.674		15.14		488,230
Non-Qualified XVI	1,300.020		15.10		19,630
Non-Qualified XIX	409.807		14.89		6,102
	474,490.695			$	8,255,031
ING JPMorgan Emerging Markets Equity Portfolio - **Service Class**					
Contracts in accumulation period:					
Non-Qualified V	37,520.606	$	23.81	$	893,366
Non-Qualified V (0.75)	409,680.741		24.50		10,037,178
Non-Qualified IX	11,138.767		23.48		261,538
Non-Qualified XII	2,531.863		24.43		61,853
Non-Qualified XX	6,960.448		24.22		168,582
Non-Qualified XXIII	8,199.792		11.96		98,070
	476,032.217			$	11,520,587

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified XIII	56,578.948	$ 14.30	$ 809,079
Non-Qualified XIV	69,828.964	14.06	981,795
Non-Qualified XV	20,071.732	13.94	279,800
Non-Qualified XVI	371.898	13.90	5,169
Non-Qualified XIX	1,277.699	13.66	17,453
	148,129.241		$ 2,093,296
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,700.101	$ 13.75	$ 64,626
Non-Qualified V (0.75)	18,124.032	14.15	256,455
Non-Qualified XII	19.273	14.11	272
Non-Qualified XXIII	209.032	11.72	2,450
	23,052.438		$ 323,803
ING Large Cap Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	71,711.924	$13.73 to $14.30	$ 1,025,330
Contracts in accumulation period:			
Non-Qualified VII	216,085.101	13.35	2,884,736
Non-Qualified VIII	1,738.415	13.46	23,399
Non-Qualified XIII	119,805.885	15.26	1,828,238
Non-Qualified XIV	141,270.532	15.00	2,119,058
Non-Qualified XV	74,510.274	14.87	1,107,968
Non-Qualified XIX	37.979	14.57	553
	625,160.110		$ 8,989,282
ING Lord Abbett Growth and Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	53,071.093	$ 9.53	$ 505,768
Non-Qualified V (0.75)	204,546.491	9.76	1,996,374
Non-Qualified IX	4,763.303	9.42	44,870
Non-Qualified XII	7,914.658	9.73	77,010
Non-Qualified XX	2,317.116	9.67	22,407
Non-Qualified XXIII	5,558.760	10.55	58,645
	278,171.421		$ 2,705,074
ING Lord Abbett Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	9,532.245	$ 9.57	$ 91,224
Non-Qualified XIV	25,611.115	9.44	241,769
Non-Qualified XV	10,578.872	9.37	99,124
	45,722.232		$ 432,117

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	22,826.382	$ 11.82	$ 269,808
Non-Qualified V (0.75)	64,731.917	12.16	787,140
Non-Qualified XII	1,827.508	12.13	22,168
Non-Qualified IX	2,486.582	11.66	28,994
Non-Qualified XIII	7,228.145	10.25	74,088
Non-Qualified XIV	24,816.295	10.11	250,893
Non-Qualified XV	8,945.019	10.04	89,808
	132,861.848		$ 1,522,899
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	16,228.174	$ 13.80	$ 223,949
Non-Qualified V (0.75)	65,388.837	14.20	928,521
Non-Qualified VII	136,646.880	9.63	1,315,909
Non-Qualified VIII	6,149.338	9.70	59,649
Non-Qualified IX	2,849.192	13.61	38,778
Non-Qualified XII	3,741.362	14.16	52,978
Non-Qualified XIII	44,882.377	14.04	630,149
Non-Qualified XIV	82,387.022	13.80	1,136,941
Non-Qualified XV	19,311.111	13.68	264,176
Non-Qualified XVI	1,160.453	13.64	15,829
Non-Qualified XX	328.978	14.04	4,619
Non-Qualified XXIII	3,054.485	9.30	28,407
	382,128.209		$ 4,699,905
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified VII	866,175.197	$ 11.51	$ 9,969,677
Non-Qualified VIII	230,845.357	11.61	2,680,115
Non-Qualified XIII	822,341.570	11.82	9,720,077
Non-Qualified XIV	1,132,920.201	11.61	13,153,204
Non-Qualified XV	432,593.164	11.51	4,979,147
Non-Qualified XVI	15,021.527	11.48	172,447
Non-Qualified XVIII	146.544	11.18	1,638
Non-Qualified XIX	11,863.696	11.28	133,822
	3,511,907.256		$ 40,810,127
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,172.581	$ 13.85	$ 57,790
Non-Qualified V (0.75)	62,984.287	14.39	906,344
Non-Qualified IX	681.404	14.15	9,642
Non-Qualified XII	7,543.225	14.33	108,094
Non-Qualified XX	673.646	14.17	9,546
	76,055.143		$ 1,091,416

Division/Contract	Units	Unit Value		Extended Value	
ING MFS Utilities Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	32,342.225	$	16.79	$	543,026
Non-Qualified V (0.75)	100,131.678		17.28		1,730,275
Non-Qualified IX	2,056.472		16.56		34,055
Non-Qualified XII	1,112.938		17.23		19,176
Non-Qualified XX	7,892.662		17.08		134,807
Non-Qualified XXIII	2,622.837		10.36		27,173
	146,158.812			$	2,488,512
ING PIMCO High Yield Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	18,046.006	$	14.59	$	263,291
Non-Qualified V (0.75)	114,611.232		15.01		1,720,315
Non-Qualified VII	167,220.849		14.51		2,426,375
Non-Qualified VIII	11,229.535		14.64		164,400
Non-Qualified IX	6,708.603		14.39		96,537
Non-Qualified XII	598.023		14.97		8,952
Non-Qualified XX	1,528.474		14.84		22,683
Non-Qualified XXII	931.371		13.84		12,890
Non-Qualified XXIII	825.406		13.47		11,118
	321,699.499			$	4,726,561
ING Pioneer Equity Income Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified V	65,010.128	$	8.25	$	536,334
Non-Qualified V (0.75)	235,950.925		8.44		1,991,426
Non-Qualified IX	3,841.467		8.15		31,308
Non-Qualified XII	10,267.879		8.42		86,456
Non-Qualified XX	6,330.924		8.37		52,990
Non-Qualified XXIII	4,825.454		10.22		49,316
Non-Qualified XXIV	66,037.852		10.33		682,171
	392,264.629			$	3,430,001
ING Pioneer Fund Portfolio - Institutional Class					
Currently payable annuity contracts:	246,389.880	$10.74 to $12.05		$	2,967,086
Contracts in accumulation period:					
Non-Qualified V	3,610.595		10.23		36,936
Non-Qualified V (0.75)	28,538.999		10.48		299,089
Non-Qualified XIII	172,868.836		12.26		2,119,372
Non-Qualified XIV	285,980.149		12.05		3,446,061
Non-Qualified XV	168,451.397		11.94		2,011,310
Non-Qualified XIX	2,104.081		11.71		24,639
	907,943.937			$	10,904,493

Division/Contract	Units	Unit Value		Extended Value	
ING Pioneer Mid Cap Value Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified V	30,257.842	$	10.60	$	320,733
Non-Qualified V (0.75)	173,595.042		10.85		1,883,506
Non-Qualified IX	10,428.555		10.48		109,291
Non-Qualified XII	24,928.691		10.83		269,978
Non-Qualified XX	8,070.461		10.75		86,757
Non-Qualified XXIII	11,471.010		10.90		125,034
	258,751.601			$	2,795,299
ING Pioneer Mid Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	27,790.413	$	10.60	$	294,578
Non-Qualified XIV	29,095.332		10.45		304,046
Non-Qualified XV	17,637.502		10.38		183,077
Non-Qualified XVI	3,509.820		10.35		36,327
Non-Qualified XIX	1,240.597		10.21		12,666
	79,273.664			$	830,694
ING Retirement Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	158,076.352	$	10.37	$	1,639,252
Non-Qualified XIV	229,143.552		10.33		2,367,053
Non-Qualified XV	148,607.137		10.31		1,532,140
	535,827.041			$	5,538,445
ING Retirement Moderate Growth Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	180,398.203	$	10.60	$	1,912,221
Non-Qualified XIV	299,651.377		10.56		3,164,319
Non-Qualified XV	130,596.229		10.54		1,376,484
	610,645.809			$	6,453,024
ING Retirement Moderate Portfolio - Adviser Class					
Contracts in accumulation period:					
Non-Qualified XIII	173,061.574	$	10.71	$	1,853,489
Non-Qualified XIV	282,461.157		10.67		3,013,861
Non-Qualified XV	216,594.479		10.65		2,306,731
	672,117.210			$	7,174,081
ING T. Rowe Price Capital Appreciation Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	162,862.806	$	13.54	$	2,205,162
Non-Qualified V (0.75)	567,049.192		13.93		7,898,995
Non-Qualified IX	25,321.470		13.35		338,042
Non-Qualified XII	17,946.009		13.89		249,270
Non-Qualified XX	53,651.263		13.77		738,778
Non-Qualified XXIII	1,203.100		11.38		13,691
	828,033.840			$	11,443,938

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	47,792.015	$ 15.10	$ 721,659
Non-Qualified V (0.75)	197,441.813	15.69	3,097,862
Non-Qualified IX	1,783.249	15.76	28,104
Non-Qualified XIII	31,791.976	10.15	322,689
Non-Qualified XIV	98,124.063	10.01	982,222
Non-Qualified XV	27,363.277	9.94	271,991
Non-Qualified XVI	4,690.826	9.91	46,486
Non-Qualified XIX	873.045	9.77	8,530
Non-Qualified XX	16,002.476	15.45	247,238
Non-Qualified XXII	2,814.801	10.30	28,992
Non-Qualified XXIII	3,280.511	10.64	34,905
	431,958.052		$ 5,790,678
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	9,998.802	$ 9.45	$ 94,489
Non-Qualified XIV	18,363.613	9.32	171,149
Non-Qualified XV	6,632.502	9.25	61,351
	34,994.917		$ 326,989
ING U.S. Stock Index Portfolio - Service Class			
Contracts in accumulation period:			
ING Select Opportunities	5,143.430	$ 11.67	$ 60,024
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	13,944.450	$ 11.66	$ 162,592
Non-Qualified V (0.75)	52,497.462	12.00	629,970
Non-Qualified IX	3,604.957	11.50	41,457
Non-Qualified XXIII	2,165.079	10.70	23,166
	72,211.948		$ 857,185
ING Wells Fargo HealthCare Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,282.992	$ 11.92	$ 51,053
Non-Qualified V (0.75)	12,099.110	12.27	148,456
Non-Qualified XII	301.808	12.23	3,691
Non-Qualified XX	850.787	12.13	10,320
Non-Qualified XXIII	4.294	9.78	42
	17,538.991		$ 213,562

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I			
Currently payable annuity contracts:	387,870.829	$10.97 to $12.72	$ 4,914,446
Contracts in accumulation period:			
Non-Qualified V	228,952.584	15.10	3,457,184
Non-Qualified V (0.75)	593,086.860	16.27	9,649,523
Non-Qualified VI	3,372.954	14.85	50,088
Non-Qualified VII	1,617,851.214	14.69	23,766,234
Non-Qualified VIII	286,508.583	13.53	3,876,461
Non-Qualified IX	4,750.717	14.59	69,313
Non-Qualified X	55,687.203	15.10	840,877
Non-Qualified XII	40,070.250	13.13	526,122
Non-Qualified XIII	1,343,088.578	12.84	17,245,257
Non-Qualified XIV	1,898,932.253	12.37	23,489,792
Non-Qualified XV	727,178.041	12.14	8,827,941
Non-Qualified XVI	14,212.518	11.07	157,333
Non-Qualified XVIII	602.947	10.56	6,367
Non-Qualified XIX	52,039.164	10.73	558,380
Non-Qualified XX	3,390.499	11.11	37,668
Non-Qualified XXII	180.062	10.65	1,918
Non-Qualified XXIII	6,809.945	9.97	67,895
Non-Qualified XXIV	12,747.950	10.09	128,627
	7,277,333.151		$ 97,671,426
ING Money Market Portfolio - Class S			
Contracts in accumulation period:			
ING Select Opportunities	31,585.751	$ 9.91	$ 313,015
ING American Century Small-Mid Cap Value Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified V	15,490.990	$ 17.67	$ 273,726
Non-Qualified V (0.75)	76,358.687	18.46	1,409,581
Non-Qualified XII	3,544.903	18.38	65,155
Non-Qualified XX	4,178.298	20.82	86,992
Non-Qualified XXIV	31,399.019	13.00	408,187
	130,971.897		$ 2,243,641
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	32,644.946	$ 17.70	$ 577,816
Non-Qualified V (0.75)	107,362.437	18.49	1,985,131
Non-Qualified IX	748.995	17.32	12,973
Non-Qualified XII	8,733.894	18.41	160,791
Non-Qualified XIII	25,020.253	10.38	259,710
Non-Qualified XIV	36,666.307	10.23	375,096
Non-Qualified XV	15,814.203	10.16	160,672
Non-Qualified XVI	1,512.928	10.14	15,341
Non-Qualified XIX	456.072	9.99	4,556
Non-Qualified XX	3,921.741	20.21	79,258
Non-Qualified XXIII	5,834.683	11.72	68,382
	238,716.459		$ 3,699,726

Division/Contract	Units	Unit Value	Extended Value
ING Columbia Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	1,062.950	$ 10.15	$ 10,789
Non-Qualified V (0.75)	34,190.235	10.39	355,237
Non-Qualified XIII	10,618.187	10.29	109,261
Non-Qualified XIV	17,065.897	10.15	173,219
Non-Qualified XV	6,946.082	10.08	70,017
	69,883.351		$ 718,523
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	12,040.093	$ 11.68	$ 140,628
Non-Qualified V (0.75)	85,338.285	12.20	1,041,127
Non-Qualified IX	112.602	11.15	1,256
Non-Qualified XIII	24,828.032	9.87	245,053
Non-Qualified XIV	75,470.070	9.73	734,324
Non-Qualified XV	39,525.835	9.66	381,820
Non-Qualified XVI	1,084.603	9.64	10,456
Non-Qualified XX	3.350	14.34	48
Non-Qualified XXII	2,708.713	9.98	27,033
Non-Qualified XXIII	3,697.694	10.36	38,308
	244,809.277		$ 2,620,053
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	31,074.548	$ 17.41	$ 541,008
Non-Qualified V (0.75)	39,116.722	18.19	711,533
Non-Qualified IX	2,243.593	17.04	38,231
Non-Qualified XII	489.410	18.11	8,863
Non-Qualified XX	7,408.539	20.12	149,060
Non-Qualified XXIII	3,478.371	11.47	39,897
Non-Qualified XXIV	22,108.438	11.60	256,458
	105,919.621		$ 1,745,050
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	79,682.148	$10.85 to $11.82	$ 868,558
Contracts in accumulation period:			
Non-Qualified V	145,187.032	16.01	2,324,444
Non-Qualified V (0.75)	125,085.771	17.24	2,156,479
Non-Qualified VII	634,717.193	15.15	9,615,965
Non-Qualified VIII	93,320.600	10.47	977,067
Non-Qualified IX	3,982.074	15.47	61,603
Non-Qualified X	4,560.676	16.01	73,016
Non-Qualified XII	3,259.849	9.39	30,610
Non-Qualified XIII	162,609.231	8.83	1,435,840
Non-Qualified XIV	252,561.613	8.50	2,146,774
Non-Qualified XV	74,811.910	8.34	623,931
Non-Qualified XVI	1,759.842	5.84	10,277
Non-Qualified XVIII	312.557	5.57	1,741
Non-Qualified XX	1,106.770	15.59	17,255

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason ClearBridge Aggressive Growth			
Portfolio - Initial Class (continued)			
Non-Qualified XXIII	16,628.979	$ 11.18	$ 185,912
Non-Qualified XXIV	339.019	11.30	3,831
	1,599,925.264		$ 20,533,303
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	235,981.097	$13.28 to $13.40	$ 3,133,861
Contracts in accumulation period:			
Non-Qualified V	465,820.271	13.31	6,200,068
Non-Qualified V (0.75)	1,195,014.196	13.70	16,371,694
Non-Qualified VII	2,403,245.564	13.60	32,684,140
Non-Qualified VIII	353,938.906	13.72	4,856,042
Non-Qualified IX	19,994.336	13.11	262,126
Non-Qualified X	17,606.671	13.31	234,345
Non-Qualified XII	10,975.989	13.66	149,932
Non-Qualified XIII	830,843.309	13.96	11,598,573
Non-Qualified XIV	827,568.682	13.72	11,354,242
Non-Qualified XV	261,515.304	13.60	3,556,608
Non-Qualified XVI	3,411.951	13.56	46,266
Non-Qualified XVIII	353.305	13.21	4,667
Non-Qualified XIX	2,123.847	13.33	28,311
Non-Qualified XX	22,363.083	13.54	302,796
Non-Qualified XXIII	65,367.524	11.18	730,809
Non-Qualified XXIV	53,593.025	11.30	605,601
	6,769,717.060		$ 92,120,081
ING Oppenheimer Global Strategic Income Portfolio -			
Initial Class			
Currently payable annuity contracts:	233,688.587	$12.61 to $13.70	$ 3,119,436
Contracts in accumulation period:			
Non-Qualified V	212,251.070	13.20	2,801,714
Non-Qualified V (0.75)	416,413.813	13.59	5,659,064
Non-Qualified VII	794,051.536	13.21	10,489,421
Non-Qualified VIII	185,064.953	13.33	2,466,916
Non-Qualified IX	428.893	13.00	5,576
Non-Qualified X	9,958.126	13.20	131,447
Non-Qualified XII	3,102.987	13.55	42,045
Non-Qualified XIII	512,491.259	13.56	6,949,381
Non-Qualified XIV	645,725.668	13.33	8,607,523
Non-Qualified XV	269,914.494	13.21	3,565,570
Non-Qualified XVI	10,472.822	13.17	137,927
Non-Qualified XIX	11,422.589	12.95	147,923
Non-Qualified XX	14,791.874	13.43	198,655
Non-Qualified XXIII	10,311.031	11.57	119,299
Non-Qualified XXIV	14,204.059	11.70	166,187
	3,344,293.761		$ 44,608,084
ING Oppenheimer Global Strategic Income Portfolio -			
Service Class			
Currently payable annuity contracts	8,760.202	$ 13.09	$ 114,671

Division/Contract	Units	Unit Value		Extended Value	
ING PIMCO Total Return Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	146,529.269	$	14.78	$	2,165,703
Non-Qualified V (0.75)	788,362.618		15.44		12,172,319
Non-Qualified IX	31,004.118		14.46		448,320
Non-Qualified XII	4,879.906		15.37		75,004
Non-Qualified XX	7,849.480		14.83		116,408
Non-Qualified XXII	1,559.210		13.08		20,394
Non-Qualified XXIII	17,119.425		11.90		203,721
	997,304.026			$	15,201,869
ING Pioneer High Yield Portfolio - Initial Class					
Currently payable annuity contracts:	152,136.217	$	14.15	$	2,152,727
Contracts in accumulation period:					
Non-Qualified V	18,148.606		14.99		272,048
Non-Qualified V (0.75)	62,135.849		15.34		953,164
Non-Qualified VII	371,493.213		13.99		5,197,190
Non-Qualified VIII	77,459.835		14.04		1,087,536
Non-Qualified XII	989.544		15.31		15,150
Non-Qualified XIII	214,261.975		14.14		3,029,664
Non-Qualified XIV	365,168.145		14.04		5,126,961
Non-Qualified XV	116,686.820		13.99		1,632,449
Non-Qualified XVI	3,541.989		13.97		49,482
Non-Qualified XVIII	314.386		13.82		4,345
Non-Qualified XIX	7,597.444		13.87		105,377
Non-Qualified XX	2,107.452		15.20		32,033
Non-Qualified XXIII	176.459		14.24		2,513
	1,392,217.934			$	19,660,639
ING Solution 2015 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	38,507.309	$	11.57	$	445,530
Non-Qualified V (0.75)	242,892.288		11.90		2,890,418
Non-Qualified IX	10,635.299		11.41		121,349
Non-Qualified XXIII	23,647.619		10.63		251,374
	315,682.515			$	3,708,671
ING Solution 2025 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	9,332.917	$	11.43	$	106,675
Non-Qualified V (0.75)	103,406.787		11.75		1,215,030
Non-Qualified IX	10,776.143		11.26		121,339
Non-Qualified XX	2,153.728		11.62		25,026
Non-Qualified XXIII	74,277.382		10.48		778,427
Non-Qualified XXIV	14,819.865		10.60		157,091
	214,766.822			$	2,403,588

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	17,024.353	$ 11.57	$ 196,972
Non-Qualified V (0.75)	112,510.668	11.90	1,338,877
Non-Qualified XXIII	159,972.641	10.44	1,670,114
Non-Qualified XXIV	6,194.916	10.56	65,418
	295,702.578		$ 3,271,381
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	10,915.789	$ 11.59	$ 126,514
Non-Qualified V (0.75)	19,721.071	11.92	235,075
Non-Qualified IX	238.179	11.43	2,722
Non-Qualified XX	405.237	11.79	4,778
Non-Qualified XXIII	44,247.800	10.25	453,540
Non-Qualified XXIV	11,315.084	10.36	117,224
	86,843.160		$ 939,853
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	1,127.968	$ 11.71	$ 13,208
Non-Qualified V (0.75)	56,706.513	12.04	682,746
Non-Qualified XXIII	16,626.340	10.98	182,557
	74,460.821		$ 878,511
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	413,503.493	$ 13.79	$ 5,702,213
Non-Qualified V (0.75)	499,361.037	14.20	7,090,927
Non-Qualified VII	790,011.674	14.41	11,384,068
Non-Qualified VIII	131,603.189	14.54	1,913,510
Non-Qualified IX	12,549.385	13.59	170,546
Non-Qualified X	12,052.772	13.79	166,208
Non-Qualified XII	11,430.588	14.16	161,857
Non-Qualified XIII	648,915.698	14.79	9,597,463
Non-Qualified XIV	551,655.095	14.54	8,021,065
Non-Qualified XV	237,417.670	14.41	3,421,189
Non-Qualified XVI	754.469	14.37	10,842
Non-Qualified XVIII	164.478	14.00	2,303
Non-Qualified XIX	1,279.033	14.13	18,073
Non-Qualified XX	6,324.361	14.04	88,794
Non-Qualified XXII	2,261.236	13.11	29,645
Non-Qualified XXIII	44,062.837	11.70	515,535
Non-Qualified XXIV	11,409.412	11.83	134,973
	3,374,756.427		$ 48,429,211

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	266,974.288	$12.54 to $16.11	$ 4,283,725
Contracts in accumulation period:			
Non-Qualified V	96,633.465	24.18	2,336,597
Non-Qualified V (0.75)	174,883.797	26.05	4,555,723
Non-Qualified VII	612,776.876	30.17	18,487,478
Non-Qualified VIII	74,533.475	22.21	1,655,388
Non-Qualified IX	5,417.967	23.37	126,618
Non-Qualified X	12,197.921	24.18	294,946
Non-Qualified XII	3,989.126	15.36	61,273
Non-Qualified XX	3,072.306	16.66	51,185
Non-Qualified XXIII	23,352.288	10.93	255,241
Non-Qualified XXIV	29,164.230	11.06	322,556
	1,302,995.739		$ 32,430,730
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	167,021.331	$8.75 to $8.86	$ 1,462,179
Contracts in accumulation period:			
Non-Qualified V	373,837.915	8.82	3,297,250
Non-Qualified V (0.75)	325,900.672	8.94	2,913,552
Non-Qualified VII	217,454.140	8.73	1,898,375
Non-Qualified VIII	43,189.779	8.77	378,774
Non-Qualified IX	9,926.646	8.76	86,957
Non-Qualified X	4,565.176	8.82	40,265
Non-Qualified XII	2,512.003	8.93	22,432
Non-Qualified XIII	383,082.299	8.84	3,386,448
Non-Qualified XIV	520,350.926	8.77	4,563,478
Non-Qualified XV	153,898.719	8.73	1,343,536
Non-Qualified XVI	249.179	8.72	2,173
Non-Qualified XVIII	109.037	8.61	939
Non-Qualified XIX	4,807.503	8.65	41,585
Non-Qualified XX	1,269.467	8.89	11,286
Non-Qualified XXIII	10,580.218	9.84	104,109
Non-Qualified XXIV	8,167.041	9.95	81,262
	2,226,922.051		$ 19,634,600
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	139,971.234	$12.29 to $18.46	$ 2,568,869
Contracts in accumulation period:			
Non-Qualified V	82,310.247	30.29	2,493,177
Non-Qualified V (0.75)	62,861.563	32.62	2,050,544
Non-Qualified VII	193,073.973	14.11	2,724,274
Non-Qualified VIII	41,482.447	14.39	596,932
Non-Qualified IX	2,900.867	29.27	84,908
Non-Qualified X	3,332.697	30.29	100,947
Non-Qualified XIII	245,551.209	11.97	2,939,248
Non-Qualified XIV	233,145.460	11.53	2,688,167
Non-Qualified XV	72,538.306	11.31	820,408
Non-Qualified XVI	3,709.039	7.14	26,483
Non-Qualified XIX	3,582.052	6.92	24,788

Division/Contract	Units	Unit Value		Extended Value	
ING Thornburg Value Portfolio - Initial Class (continued)					
Non-Qualified XX	375.587	$	15.48	$	5,814
Non-Qualified XXIII	7,628.814		11.42		87,121
	1,092,463.495			$	17,211,680
ING UBS U.S. Large Cap Equity Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	137,853.183	$	15.35	$	2,116,046
Non-Qualified V (0.75)	109,258.270		16.53		1,806,039
Non-Qualified VI	13,516.028		13.06		176,519
Non-Qualified VII	443,216.769		14.91		6,608,362
Non-Qualified VIII	68,857.295		10.43		718,182
Non-Qualified IX	9,183.032		14.83		136,184
Non-Qualified X	46,077.388		15.35		707,288
Non-Qualified XI	2,386.933		13.06		31,173
Non-Qualified XIII	119,293.837		10.39		1,239,463
Non-Qualified XIV	159,603.824		10.00		1,596,038
Non-Qualified XV	57,019.386		9.82		559,930
Non-Qualified XVI	1,527.394		7.33		11,196
Non-Qualified XIX	62.544		7.10		444
Non-Qualified XX	243.954		14.31		3,491
Non-Qualified XXIII	5,821.016		10.21		59,433
	1,173,920.853			$	15,769,788
ING Van Kampen Comstock Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	6,555.223	$	12.53	$	82,137
Non-Qualified V (0.75)	55,406.304		13.09		725,269
Non-Qualified IX	1,259.338		12.26		15,439
Non-Qualified XX	4,574.821		14.90		68,165
Non-Qualified XXIII	4,214.772		10.81		45,562
	72,010.458			$	936,572
ING Van Kampen Equity and Income Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	267,661.517	$	12.37	$	3,310,973
Non-Qualified V (0.75)	453,916.516		12.74		5,782,896
Non-Qualified VII	1,177,287.488		12.49		14,704,321
Non-Qualified VIII	287,588.351		12.60		3,623,613
Non-Qualified IX	4,865.241		12.19		59,307
Non-Qualified X	3,934.788		12.37		48,673
Non-Qualified XII	428.891		12.70		5,447
Non-Qualified XIII	1,051,195.956		12.82		13,476,332
Non-Qualified XIV	1,179,640.670		12.60		14,863,472
Non-Qualified XV	413,204.657		12.49		5,160,926
Non-Qualified XVI	7,655.394		12.45		95,310
Non-Qualified XIX	7,548.431		12.24		92,393
Non-Qualified XX	13,006.963		12.59		163,758
Non-Qualified XXIII	4,565.325		11.40		52,045
Non-Qualified XXIV	34,284.002		11.53		395,295
	4,906,784.190			$	61,834,761

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	150,348.030	$ 16.39	$ 2,464,204
Contracts in accumulation period:			
Non-Qualified V	16,258.326	18.55	301,592
Non-Qualified V (0.75)	44,516.217	19.98	889,434
Non-Qualified VII	220,514.466	18.10	3,991,312
Non-Qualified VIII	71,712.062	17.18	1,232,013
Non-Qualified IX	847.207	17.92	15,182
Non-Qualified XXIII	1,090.831	10.71	11,683
	505,287.139		$ 8,905,420
ING Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	112,533.305	$9.28 to $12.93	$ 1,441,947
Contracts in accumulation period:			
Non-Qualified V	32,561.289	18.83	613,129
Non-Qualified V (0.75)	120,592.227	20.28	2,445,610
Non-Qualified VII	176,467.178	18.37	3,241,702
Non-Qualified VIII	39,487.821	16.62	656,288
Non-Qualified IX	2,815.342	18.19	51,211
Non-Qualified X	3,999.393	19.74	78,948
Non-Qualified XX	4,515.963	13.92	62,862
Non-Qualified XXIII	13,180.523	10.24	134,969
Non-Qualified XXIV	98.474	10.36	1,020
	506,251.515		$ 8,727,686
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	208,811.588	$9.94 to $13.22	$ 2,754,749
Contracts in accumulation period:			
Non-Qualified V	38,888.396	18.56	721,769
Non-Qualified V (0.75)	39,292.606	19.99	785,459
Non-Qualified VII	283,315.707	18.11	5,130,847
Non-Qualified VIII	64,862.817	16.69	1,082,560
Non-Qualified IX	560.819	17.94	10,061
Non-Qualified X	1,286.394	19.47	25,046
Non-Qualified XXIII	2,025.472	10.49	21,247
Non-Qualified XXIV	5,930.901	10.61	62,927
	644,974.700		$ 10,594,665
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,118,478.283	$7.34 to $292.82	$ 55,952,492
Contracts in accumulation period:			
Non-Qualified 1964	958.659	247.41	237,182
Non-Qualified V	1,354,950.216	23.05	31,231,602
Non-Qualified V (0.75)	2,190,980.878	24.83	54,402,055
Non-Qualified VI	460,124.224	21.74	10,003,101
Non-Qualified VII	1,265,313.891	22.55	28,532,828
Non-Qualified VIII	308,405.887	15.35	4,734,030
Non-Qualified IX	43,100.065	22.27	959,838
Non-Qualified X	486,740.564	23.84	11,603,895
Non-Qualified XI	4,542.112	22.49	102,152
Non-Qualified XII	5,834.971	9.96	58,116

Division/Contract	Units	Unit Value		Extended Value	
ING Growth and Income Portfolio - Class I (continued)					
Non-Qualified XIII	1,175,860.833	$	9.48	$	11,147,161
Non-Qualified XIV	1,156,166.389		9.13		10,555,799
Non-Qualified XV	404,304.769		8.96		3,622,571
Non-Qualified XVI	2,876.895		7.97		22,929
Non-Qualified XVIII	1,872.921		7.61		14,253
Non-Qualified XIX	13,059.845		7.73		100,953
Non-Qualified XX	28,576.178		14.19		405,496
Non-Qualified XXII	7,550.120		10.63		80,258
Non-Qualified XXIII	108,694.190		10.46		1,136,941
Non-Qualified XXIV	34,917.451		10.58		369,427
	10,173,309.341			$	225,273,079
ING GET U.S. Core Portfolio - Series 5					
Contracts in accumulation period:					
Non-Qualified VII	11,953.000	$	10.46	$	125,028
Non-Qualified VIII	1,299.055		10.56		13,718
Non-Qualified XIII	95,864.037		10.78		1,033,414
Non-Qualified XIV	17,797.221		10.56		187,939
Non-Qualified XV	1,646.859		10.46		17,226
	128,560.172			$	1,377,325
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Non-Qualified VII	197,723.446	$	10.24	$	2,024,688
Non-Qualified VIII	21,917.084		10.34		226,623
Non-Qualified XIII	366,665.151		10.54		3,864,651
Non-Qualified XIV	597,675.053		10.34		6,179,960
Non-Qualified XV	283,902.150		10.24		2,907,158
	1,467,882.884			$	15,203,080
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Non-Qualified VII	104,271.282	$	10.22	$	1,065,652
Non-Qualified VIII	4,632.522		10.31		47,761
Non-Qualified XIII	184,360.275		10.51		1,937,626
Non-Qualified XIV	275,830.818		10.31		2,843,816
Non-Qualified XV	283,812.048		10.22		2,900,559
	852,906.945			$	8,795,414
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Non-Qualified VII	95,672.554	$	10.27	$	982,557
Non-Qualified VIII	7,309.997		10.38		75,878
Non-Qualified XIII	251,777.058		10.53		2,651,212
Non-Qualified XIV	192,596.114		10.35		1,993,370
Non-Qualified XV	182,909.942		10.26		1,876,656
	730,265.665			$	7,579,673

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Non-Qualified VII	17,142.394	$	10.37	$	177,767
Non-Qualified XIII	227,976.597		10.61		2,418,832
Non-Qualified XIV	190,369.365		10.44		1,987,456
Non-Qualified XV	152,354.071		10.35		1,576,865
Non-Qualified XIX	101.147		10.15		1,027
	587,943.574			$	6,161,947
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Non-Qualified VII	8,712.430	$	10.23	$	89,128
Non-Qualified VIII	10,567.052		10.33		109,158
Non-Qualified XIII	141,225.353		10.46		1,477,217
Non-Qualified XIV	153,457.325		10.30		1,580,610
Non-Qualified XV	106,099.750		10.22		1,084,339
	420,061.910			$	4,340,452
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Non-Qualified VII	15,203.500	$	10.47	$	159,181
Non-Qualified VIII	573.467		10.56		6,056
Non-Qualified XIII	179,122.147		10.72		1,920,189
Non-Qualified XIV	178,988.997		10.56		1,890,124
Non-Qualified XV	73,722.797		10.47		771,878
Non-Qualified XVI	17,789.150		10.45		185,897
Non-Qualified XIX	1,097.470		10.29		11,293
	466,497.528			$	4,944,618
ING GET U.S. Core Portfolio - Series 12					
Contracts in accumulation period:					
Non-Qualified VII	37,695.322	$	10.54	$	397,309
Non-Qualified VIII	767.224		10.61		8,140
Non-Qualified XIII	489,771.890		10.77		5,274,843
Non-Qualified XIV	346,107.434		10.61		3,672,200
Non-Qualified XV	304,565.199		10.54		3,210,117
Non-Qualified XVI	5,930.622		10.51		62,331
Non-Qualified XVIII	9,519.502		10.28		97,860
Non-Qualified XIX	6,250.942		10.36		64,760
	1,200,608.135			$	12,787,560
ING GET U.S. Core Portfolio - Series 13					
Contracts in accumulation period:					
Non-Qualified VII	31,563.117	$	10.47	$	330,466
Non-Qualified VIII	1,307.523		10.54		13,781
Non-Qualified XIII	522,163.139		10.69		5,581,924
Non-Qualified XIV	379,816.280		10.54		4,003,264
Non-Qualified XV	259,888.262		10.47		2,721,030
Non-Qualified XVI	5,267.190		10.45		55,042
	1,200,005.511			$	12,705,507

Division/Contract	Units	Unit Value	Extended Value
ING GET U.S. Core Portfolio - Series 14			
Contracts in accumulation period:			
Non-Qualified VII	24,197.642	$ 10.55	$ 255,285
Non-Qualified VIII	4,287.687	10.61	45,492
Non-Qualified XIII	448,098.900	10.75	4,817,063
Non-Qualified XIV	323,513.598	10.61	3,432,479
Non-Qualified XV	105,736.987	10.55	1,115,525
Non-Qualified XVI	1,590.004	10.53	16,743
Non-Qualified XVIII	172.996	10.33	1,787
	907,597.814		$ 9,684,374
ING BlackRock Science and Technology Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	129,462.217	$ 5.20	$ 673,204
Non-Qualified V (0.75)	410,722.208	5.48	2,250,758
Non-Qualified VII	290,468.184	5.11	1,484,292
Non-Qualified VIII	30,069.497	5.19	156,061
Non-Qualified IX	6,867.542	5.06	34,750
Non-Qualified X	404.127	5.29	2,138
Non-Qualified XII	5,858.642	5.45	31,930
Non-Qualified XIII	213,010.879	5.36	1,141,738
Non-Qualified XIV	184,211.044	5.19	956,055
Non-Qualified XV	22,473.548	5.11	114,840
Non-Qualified XVI	1,196.271	5.31	6,352
Non-Qualified XIX	743.850	5.15	3,831
Non-Qualified XX	1,427.040	17.57	25,073
Non-Qualified XXIII	3,467.843	12.27	42,550
	1,300,382.892		$ 6,923,572
ING Euro STOXX 50 Index Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Select Opportunities	3,625.645	$ 9.42	$ 34,154
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	1,179,742.390	$8.14 to $16.90	$ 18,623,417
Contracts in accumulation period:			
Non-Qualified V	81,760.465	19.23	1,572,254
Non-Qualified V (0.75)	514,030.064	20.66	10,619,861
Non-Qualified VII	418,311.105	18.80	7,864,249
Non-Qualified VIII	150,573.972	18.88	2,842,837
Non-Qualified IX	4,797.605	18.58	89,140
Non-Qualified XII	7,148.433	11.99	85,710
Non-Qualified XIII	1,379,248.381	11.37	15,682,054
Non-Qualified XIV	1,262,707.820	10.95	13,826,651
Non-Qualified XIX	14,180.637	7.97	113,020
Non-Qualified XV	504,734.564	10.75	5,425,897
Non-Qualified XVI	19,808.460	8.22	162,826
Non-Qualified XVIII	981.455	7.84	7,695
Non-Qualified XX	605.426	13.72	8,306
Non-Qualified XXIII	17,488.850	10.34	180,835
Non-Qualified XXIV	15,964.844	10.46	166,992
	5,572,084.471		$ 77,271,744

144

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	42,377.771	$ 22.43	$ 950,533
Non-Qualified V (0.75)	346,852.232	23.90	8,289,768
Non-Qualified IX	3,539.086	21.73	76,904
Non-Qualified XII	6,636.927	24.80	164,596
Non-Qualified XX	2,311.856	17.73	40,989
Non-Qualified XXIII	11,506.407	10.85	124,845
Non-Qualified XXIV	20,117.027	10.97	220,684
	433,341.306		$ 9,868,319
ING Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	32,884.115	$ 15.96	$ 524,830
Non-Qualified V (0.75)	178,310.956	17.00	3,031,286
Non-Qualified IX	4,258.461	15.46	65,836
Non-Qualified XII	15,779.016	18.23	287,651
Non-Qualified XX	2,402.293	16.92	40,647
Non-Qualified XXIII	6,662.667	11.02	73,423
Non-Qualified XXIV	7,294.845	11.14	81,265
	247,592.353		$ 4,104,938
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	80,078.377	$14.28 to $14.39	$ 1,143,737
Contracts in accumulation period:			
ING Select Opportunities	9,841.348	10.50	103,334
Non-Qualified V	15,784.361	7.96	125,644
Non-Qualified V (0.75)	164,290.878	8.06	1,324,184
Non-Qualified VII	243,403.595	14.85	3,614,543
Non-Qualified VIII	38,259.921	14.89	569,690
Non-Qualified IX	895.686	7.91	7,085
Non-Qualified XII	2,541.102	8.05	20,456
Non-Qualified XIII	95,193.416	14.96	1,424,094
Non-Qualified XIV	84,622.062	14.89	1,260,022
Non-Qualified XV	40,101.357	14.85	595,505
Non-Qualified XVI	126.325	14.83	1,873
Non-Qualified XIX	974.015	14.76	14,376
Non-Qualified XX	3,273.445	8.02	26,253
Non-Qualified XXIII	4,572.265	9.10	41,608
	783,958.153		$ 10,272,404
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	3,921.835	$ 13.52	$ 53,023

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio - Class I			
Currently payable annuity contracts:	29,171.374	$ 14.18	$ 413,650
Contracts in accumulation period:			
ING Select Opportunities	8,547.240	11.71	100,088
Non-Qualified V	974.309	13.96	13,601
Non-Qualified V (0.75)	5,023.027	14.08	70,724
Non-Qualified VII	945,642.937	13.05	12,340,640
Non-Qualified VIII	123,818.906	13.08	1,619,551
Non-Qualified IX	579.192	13.91	8,057
Non-Qualified XIII	388,904.865	13.14	5,110,210
Non-Qualified XIV	453,732.157	13.08	5,934,817
Non-Qualified XV	163,455.239	13.05	2,133,091
Non-Qualified XVI	2,442.900	13.04	31,855
Non-Qualified XVIII	205.765	12.96	2,667
Non-Qualified XIX	5,534.279	12.99	71,890
Non-Qualified XXIII	64.744	14.09	912
	2,128,096.934		$ 27,851,753
ING Russell™ Large Cap Index Portfolio - Class I			
Currently payable annuity contracts:	266,976.949	$13.91 to $14.14	$ 3,769,876
Contracts in accumulation period:			
Non-Qualified V	28,844.356	8.97	258,734
Non-Qualified V (0.75)	202,137.386	9.09	1,837,429
Non-Qualified VII	283,647.243	14.26	4,044,810
Non-Qualified VIII	88,656.393	14.30	1,267,786
Non-Qualified IX	673.503	8.91	6,001
Non-Qualified XIII	175,663.717	14.37	2,524,288
Non-Qualified XIV	259,172.977	14.30	3,706,174
Non-Qualified XV	104,357.919	14.26	1,488,144
Non-Qualified XVI	330.862	14.25	4,715
Non-Qualified XVIII	3,534.828	14.14	49,982
Non-Qualified XIX	2,236.979	14.17	31,698
Non-Qualified XXIII	2,086.105	10.14	21,153
	1,418,319.217		$ 19,010,790
ING Russell™ Large Cap Value Index Portfolio - Class I			
Contracts in accumulation period:			
ING Select Opportunities	54,505.867	$ 11.05	$ 602,290
Non-Qualified XIII	221,902.380	13.86	3,075,567
Non-Qualified XIV	259,241.168	13.79	3,574,936
Non-Qualified XV	82,045.478	13.75	1,128,125
Non-Qualified XVI	2,445.196	13.74	33,597
Non-Qualified XIX	15,106.575	13.67	206,507
	635,246.664		$ 8,621,022
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified VII	107,203.918	$ 13.71	$ 1,469,766
Non-Qualified VIII	5,646.599	13.74	77,584
	112,850.517		$ 1,547,350

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified V	3,618.370	$ 15.93	$ 57,641
Non-Qualified V (0.75)	17,356.587	16.06	278,747
Non-Qualified IX	1,742.565	15.87	27,655
Non-Qualified XII	197.769	16.05	3,174
	22,915.291		$ 367,217
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Select Opportunities	9,933.558	$ 12.80	$ 127,150
Non-Qualified V	2,850.536	10.12	28,847
Non-Qualified V (0.75)	10,172.003	10.26	104,365
	22,956.097		$ 260,362
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Select Opportunities	8,542.519	$ 12.74	$ 108,832
Non-Qualified V	1,112.655	10.85	12,072
Non-Qualified V (0.75)	22,184.955	10.99	243,813
Non-Qualified IX	167.045	10.77	1,799
Non-Qualified XII	534.810	10.98	5,872
Non-Qualified XX	38.755	10.93	424
	32,580.739		$ 372,812
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	162,832.717	$15.04 to $30.93	$ 4,939,511
Contracts in accumulation period:			
Non-Qualified V	15,067.747	30.69	462,429
Non-Qualified V (0.75)	89,437.103	32.87	2,939,798
Non-Qualified VII	272,765.615	30.03	8,191,151
Non-Qualified VIII	71,092.321	30.66	2,179,691
Non-Qualified IX	1,584.806	29.66	47,005
Non-Qualified X	4,066.939	30.69	124,814
Non-Qualified XII	1,308.474	22.61	29,585
Non-Qualified XIII	314,243.113	21.83	6,859,927
Non-Qualified XIV	274,076.806	21.02	5,761,094
Non-Qualified XV	67,587.636	20.62	1,393,657
Non-Qualified XVI	1,910.618	14.94	28,545
Non-Qualified XVIII	78.436	14.26	1,118
Non-Qualified XIX	2,750.570	14.48	39,828
Non-Qualified XX	415.047	19.87	8,247
Non-Qualified XXIII	18,691.726	11.38	212,712
Non-Qualified XXIV	5,868.634	11.51	67,548
	1,303,778.308		$ 33,286,660

Division/Contract	Units	Unit Value		Extended Value	
ING U.S. Bond Index Portfolio - Class I					
Contracts in accumulation period:					
ING Select Opportunities	32,126.165	$	10.54	$	338,610
Non-Qualified V	6,786.724		11.16		75,740
Non-Qualified V (0.75)	74,414.093		11.31		841,623
Non-Qualified IX	1,358.822		11.09		15,069
Non-Qualified XII	24.317		11.30		275
Non-Qualified XX	1,871.587		11.25		21,055
Non-Qualified XXIII	1,053.741		11.53		12,150
	117,635.449			$	1,304,522
ING International Value Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	26,095.584	$	13.20	$	344,462
Non-Qualified V (0.75)	92,772.070		13.84		1,283,965
Non-Qualified IX	9,560.490		12.89		123,235
Non-Qualified XII	5,424.297		13.77		74,693
Non-Qualified XX	412.442		14.97		6,174
Non-Qualified XXIII	4,582.738		8.56		39,228
	138,847.621			$	1,871,757
ING MidCap Opportunities Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	20,219.576	$	16.41	$	331,803
Non-Qualified V (0.75)	84,720.627		17.20		1,457,195
Non-Qualified XII	2,867.836		17.12		49,097
Non-Qualified XX	5,725.462		22.49		128,766
Non-Qualified XXIII	2,052.716		12.62		25,905
	115,586.217			$	1,992,766
ING MidCap Opportunities Portfolio - Class S					
Contracts in accumulation period:					
Non-Qualified XIII	108,202.973	$	14.85	$	1,606,814
Non-Qualified XIV	94,156.359		14.42		1,357,735
Non-Qualified XV	35,874.729		14.21		509,780
Non-Qualified XVI	166.313		14.14		2,352
	238,400.374			$	3,476,681
ING SmallCap Opportunities Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	11,117.628	$	10.57	$	117,513
Non-Qualified V (0.75)	59,136.907		11.09		655,828
Non-Qualified XII	5,914.083		11.03		65,232
Non-Qualified XX	435.807		18.54		8,080
Non-Qualified XXII	219.387		13.64		2,992
Non-Qualified XXIII	217.579		11.91		2,591
	77,041.391			$	852,236

Division/Contract	Units	Unit Value		Extended Value	
ING SmallCap Opportunities Portfolio - Class S					
Contracts in accumulation period:					
Non-Qualified XIII	99,557.078	$	10.12	$	1,007,518
Non-Qualified XIV	102,961.012		9.83		1,012,107
Non-Qualified XV	44,284.221		9.68		428,671
Non-Qualified XVI	1,735.762		9.63		16,715
	248,538.073			$	2,465,011
Invesco V.I. Capital Appreciation Fund - Series I Shares					
Currently payable annuity contracts:	4,398.205	$9.90 to $11.09		$	45,528
Contracts in accumulation period:					
Non-Qualified V	7,335.849		8.92		65,436
Non-Qualified V (0.75)	56,602.487		9.46		535,460
Non-Qualified IX	170.760		8.66		1,479
Non-Qualified XII	10.024		9.40		94
Non-Qualified XXIII	115.297		9.48		1,093
	68,632.622			$	649,090
Invesco V.I. Core Equity Fund - Series I Shares					
Currently payable annuity contracts:	14,700.586	$12.76 to $13.39		$	196,523
Contracts in accumulation period:					
Non-Qualified V	51,693.112		10.05		519,516
Non-Qualified V (0.75)	70,510.371		10.66		751,641
Non-Qualified IX	1,933.910		9.76		18,875
Non-Qualified XII	15.208		10.60		161
Non-Qualified XX	3,122.667		15.78		49,276
Non-Qualified XXIII	1,393.108		10.41		14,502
Non-Qualified XXIV	418.502		10.53		4,407
	143,787.464			$	1,554,901
Janus Aspen Series Balanced Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	374.992	$	38.24	$	14,340
Janus Aspen Series Enterprise Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	2.382	$	33.10	$	79
Non-Qualified IX	66.994		29.69		1,989
	69.376			$	2,068
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	103.416	$	30.14	$	3,117
Janus Aspen Series Janus Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified IX	98.224	$	20.25	$	1,989

Division/Contract	Units	Unit Value		Extended Value	
Janus Aspen Series Worldwide Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	55.341	$	24.92	$	1,379
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC					
Contracts in accumulation period:					
Non-Qualified V	48,248.958	$	13.71	$	661,493
Non-Qualified V (0.75)	98,966.646		14.37		1,422,151
Non-Qualified IX	10,963.520		13.39		146,802
Non-Qualified XX	2,470.729		16.65		41,138
Non-Qualified XXIII	9,760.874		11.30		110,298
Non-Qualified XXIV	14,713.143		11.43		168,171
	185,123.870			$	2,550,053
Oppenheimer Global Securities/VA					
Contracts in accumulation period:					
Non-Qualified V (0.75)	2,543.587	$	24.77	$	63,005
Oppenheimer Main Street Fund®/VA					
Currently payable annuity contracts	27,189.979	$9.81 to $11.64		$	286,059
Oppenheimer Main Street Small Cap Fund®/VA					
Contracts in accumulation period:					
Non-Qualified V	3,126.681	$	13.17	$	41,178
Non-Qualified V (0.75)	51,040.118		13.55		691,594
Non-Qualified IX	3,594.552		12.98		46,657
Non-Qualified XII	351.332		13.51		4,746
Non-Qualified XX	5,390.412		13.40		72,232
Non-Qualified XXIII	1,261.677		11.45		14,446
	64,764.772			$	870,853
Oppenheimer Small- & Mid-Cap Growth Fund/VA					
Currently payable annuity contracts	4,830.860	$9.06 to $11.44		$	54,868
PIMCO Real Return Portfolio - Administrative Class					
Contracts in accumulation period:					
Non-Qualified V	62,386.620	$	13.54	$	844,715
Non-Qualified V (0.75)	434,117.831		14.00		6,077,650
Non-Qualified IX	2,915.843		13.31		38,810
Non-Qualified XX	422.005		13.81		5,828
Non-Qualified XXIII	7,689.297		11.32		87,043
	507,531.596			$	7,054,046

Division/Contract	Units	Unit Value	Extended Value
Pioneer Emerging Markets VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	36,147.174	$ 10.37	$ 374,846
Non-Qualified V (0.75)	347,364.278	10.56	3,668,167
Non-Qualified IX	151.203	10.28	1,554
Non-Qualified XII	18,877.820	10.54	198,972
Non-Qualified XX	5,940.125	10.49	62,312
Non-Qualified XXIII	5,641.000	10.10	56,974
	414,121.600		$ 4,362,825
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	9,779.018	$ 14.15	$ 138,373
Non-Qualified V (0.75)	21,636.072	14.63	316,536
Non-Qualified IX	2,839.759	13.91	39,501
Non-Qualified XXIII	621.432	12.54	7,793
	34,876.281		$ 502,203
Wanger International			
Contracts in accumulation period:			
Non-Qualified V	22,975.795	$ 10.27	$ 235,961
Non-Qualified V (0.75)	147,941.124	10.46	1,547,464
Non-Qualified IX	2,301.428	10.18	23,429
Non-Qualified XII	7,569.702	10.44	79,028
Non-Qualified XX	7,590.482	10.39	78,865
Non-Qualified XXIII	2,193.403	11.61	25,465
	190,571.934		$ 1,990,212
Wanger Select			
Contracts in accumulation period:			
Non-Qualified V	25,406.196	$ 16.40	$ 416,662
Non-Qualified V (0.75)	178,654.732	16.96	3,029,984
Non-Qualified IX	1,005.068	16.13	16,212
Non-Qualified XX	1,135.889	16.74	19,015
Non-Qualified XXIII	2,118.433	11.89	25,188
	208,320.318		$ 3,507,061
Wanger USA			
Contracts in accumulation period:			
Non-Qualified V	4,948.094	$ 14.37	$ 71,104
Non-Qualified V (0.75)	47,483.750	14.86	705,609
Non-Qualified IX	983.955	14.13	13,903
Non-Qualified XX	159.159	14.66	2,333
Non-Qualified XXIII	1,208.737	11.58	13,997
	54,783.695		$ 806,946

ING Select Opportunities

Modified single premium deferred variable annuity contracts issued since April 2010 and having mortality and expense charge of 0.75%.

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

Non-Qualified XXII

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90%.

Non-Qualified XXIII

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70%.

Non-Qualified XXIV

Certain contracts issued in connection with deferred compensation plans since June 2009 and having mortality and expense charge of 0.35%.

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
American Funds Insurance Series® International Fund - Class 2												
2010	-		$13.95		$4	(e)	0.75%				(e)	
2009	(e)		(e)		(e)	(e)	(e)				(e)	
2008	(e)		(e)		(e)	(e)	(e)				(e)	
2007	(e)		(e)		(e)	(e)	(e)				(e)	
2006	(e)		(e)		(e)	(e)	(e)				(e)	
Calvert VP SRI Balanced Portfolio												
2010	59	$10.37	to	$24.75	$962	1.27%	0.70%	to	1.40%	10.60%	to	11.39%
2009	77	$9.31	to	$22.24	$1,241	1.99%	0.70%	to	1.50%	23.46%	to	24.32%
2008	100	$7.49	to	$17.89	$1,172	2.65%	0.70%	to	1.40%	-32.28%	to	-31.82%
2007	103	$13.66	to	$26.24	$1,766	2.22%	0.75%	to	1.40%	1.34%	to	1.98%
2006	130	$13.48	to	$25.73	$2,101	2.00%	0.75%	to	1.40%	7.24%	to	7.97%
Federated Capital Appreciation Fund II - Primary Shares												
2010	557	$10.79	to	$11.70	$6,511	(e)	1.25%	to	1.40%		(e)	
2009	(e)		(e)		(e)	(e)	(e)				(e)	
2008	(e)		(e)		(e)	(e)	(e)				(e)	
2007	(e)		(e)		(e)	(e)	(e)				(e)	
2006	(e)		(e)		(e)	(e)	(e)				(e)	
Federated Capital Income Fund II												
2010	192	$18.59	to	$19.03	$3,562	4.16%	1.25%	to	1.40%	10.52%	to	10.70%
2009	91	$14.18	to	$17.19	$1,537	6.01%	1.25%	to	1.40%	26.47%	to	26.72%
2008	112	$11.19	to	$13.57	$1,491	6.21%	1.25%	to	1.40%	-21.49%	to	-21.38%
2007	150	$14.24	to	$17.26	$2,537	5.27%	1.25%	to	1.40%	2.54%	to	2.74%
2006	184	$13.86	to	$16.80	$3,039	5.95%	1.25%	to	1.40%	14.09%	to	14.21%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Fund for U.S. Government Securities II												
2010	67		$18.95		$1,260	4.66%		1.40%			3.72%	
2009	88		$18.27		$1,615	5.04%		1.40%			3.69%	
2008	109		$17.62		$1,916	5.00%		1.40%			2.86%	
2007	124		$17.13		$2,125	4.43%		1.40%			4.77%	
2006	146		$16.35		$2,385	4.88%		1.40%			2.70%	
Federated High Income Bond Fund II - Primary Shares												
2010	166	$24.83	to	$25.41	$4,115	8.19%	1.25%	to	1.40%	13.12%	to	13.29%
2009	197	$21.95	to	$22.43	$4,314	11.59%	1.25%	to	1.40%	50.76%	to	50.94%
2008	240	$14.56	to	$14.86	$3,488	10.54%	1.25%	to	1.40%	-27.05%	to	-26.91%
2007	280	$19.96	to	$20.33	$5,582	8.28%	1.25%	to	1.40%	1.99%	to	2.11%
2006	333	$19.57	to	$19.91	$6,523	8.64%	1.25%	to	1.40%	9.27%	to	9.46%
Federated Kaufmann Fund II - Primary Shares												
2010	175		$12.21		$2,136	(e)		1.40%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
Federated Prime Money Fund II												
2010	147	$9.90	to	$13.34	$1,959	-	1.25%	to	1.40%		-1.40%	
2009	111		$13.53		$1,502	0.49%		1.40%			-0.95%	
2008	128		$13.66		$1,747	2.68%		1.40%			1.11%	
2007	142		$13.51		$1,915	4.73%		1.40%			3.45%	
2006	161		$13.06		$2,102	4.36%		1.40%			3.08%	
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2010	3,455	$10.17	to	$25.89	$63,098	1.68%	0.35%	to	1.75%	13.13%	to	14.73%
2009	4,136	$8.89	to	$22.81	$65,887	2.09%	0.35%	to	1.90%	27.71%	to	29.24%
2008	5,003	$6.88	to	$17.76	$61,149	2.21%	0.70%	to	1.90%	-43.73%	to	-43.06%
2007	6,848	$13.79	to	$31.42	$144,175	1.66%	0.75%	to	1.90%	-0.43%	to	75.00%
2006	9,118	$13.85	to	$31.39	$187,746	3.26%	0.75%	to	1.90%	17.97%	to	19.32%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Growth Portfolio - Initial Class												
2010	522	$9.86	to	$20.74	$9,794	0.34%	0.35%	to	1.50%	22.35%	to	23.70%
2009	563	$8.00	to	$16.83	$8,618	0.41%	0.35%	to	1.50%	26.33%	to	27.39%
2008	627	$6.28	to	$13.22	$7,951	0.81%	0.70%	to	1.50%	-47.95%	to	-47.56%
2007	696	$15.18	to	$25.21	$16,955	0.80%	0.75%	to	1.50%	25.09%	to	25.99%
2006	728	$12.05	to	$20.01	$14,214	0.65%	0.75%	to	1.50%	5.24%	to	6.10%
Fidelity® VIP High Income Portfolio - Initial Class												
2010	14	$12.68	to	$14.78	$187	7.39%	0.80%	to	1.25%	12.41%	to	12.91%
2009	16	$11.28	to	$13.09	$192	10.73%	0.80%	to	1.25%	42.24%	to	42.90%
2008	8	$7.93	to	$9.16	$69	9.30%	0.80%	to	1.25%	-25.96%	to	-25.59%
2007	8	$10.71	to	$12.31	$103	5.52%	0.80%	to	1.25%		1.52%	
2006	20	$10.55	to	$12.08	$223	0.24%	0.80%	to	1.25%	9.78%	to	10.42%
Fidelity® VIP Overseas Portfolio - Initial Class												
2010	264	$9.31	to	$20.02	$4,929	1.23%	0.35%	to	1.50%	11.41%	to	12.69%
2009	324	$8.28	to	$17.84	$5,452	2.05%	0.35%	to	1.50%	24.67%	to	25.64%
2008	334	$6.59	to	$14.20	$4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
2007	409	$17.69	to	$25.46	$10,176	3.36%	0.75%	to	1.50%	15.53%	to	16.42%
2006	399	$15.20	to	$21.87	$8,523	1.26%	0.75%	to	1.50%	16.34%	to	17.20%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2010	5,127	$10.81	to	$35.52	$127,170	1.15%	0.35%	to	1.90%	14.97%	to	16.77%
2009	6,028	$9.29	to	$30.73	$126,570	1.30%	0.35%	to	1.90%	33.10%	to	34.83%
2008	6,970	$6.89	to	$22.97	$109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%
2007	9,132	$12.72	to	$40.52	$241,923	0.86%	0.75%	to	1.90%	15.37%	to	16.73%
2006	11,979	$10.91	to	$34.95	$267,443	1.27%	0.75%	to	1.90%	9.56%	to	10.88%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2010	947	$20.26	to	$23.89	$22,102	1.78%	1.25%	to	1.40%	13.38%	to	13.57%
2009	1,111	$17.84	to	$21.07	$22,865	2.33%	1.25%	to	1.40%	24.82%	to	25.02%
2008	1,317	$14.27	to	$16.88	$21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
2007	1,559	$22.93	to	$27.17	$41,388	3.60%	1.25%	to	1.40%	3.98%	to	4.09%
2006	1,948	$22.03	to	$26.13	$49,643	1.82%	1.25%	to	1.40%	14.10%	to	14.32%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2010	42		$20.43		$868	3.48%		1.40%			6.30%	
2009	48		$19.22		$914	8.83%		1.40%			14.13%	
2008	52		$16.84		$876	4.19%		1.40%			-4.64%	
2007	61		$17.66		$1,079	4.37%		1.40%			2.91%	
2006	71		$17.16		$1,210	4.63%		1.40%			2.88%	
Franklin Small Cap Value Securities Fund - Class 2												
2010	179	$11.50	to	$19.71	$3,417	0.74%	0.70%	to	1.50%	26.27%	to	27.35%
2009	223	$9.03	to	$15.49	$3,377	1.54%	0.70%	to	1.50%	27.21%	to	28.27%
2008	230	$7.04	to	$12.08	$2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
2007	236	$17.32	to	$18.17	$4,263	0.74%	0.75%	to	1.50%	-3.83%	to	-3.14%
2006	267	$18.01	to	$18.76	$4,969	0.65%	0.75%	to	1.50%	15.30%	to	16.09%
ING Balanced Portfolio - Class I												
2010	3,405	$10.04	to	$38.49	$81,044	2.77%	0.35%	to	2.25%	11.56%	to	13.75%
2009	3,901	$9.00	to	$34.05	$80,515	4.40%	0.35%	to	2.25%	16.58%	to	18.98%
2008	4,677	$7.72	to	$28.83	$81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
2007	6,094	$10.98	to	$40.47	$145,449	2.69%	0.75%	to	2.25%	3.20%	to	4.78%
2006	7,358	$10.64	to	$38.70	$165,989	2.39%	0.75%	to	2.25%	7.47%	to	9.16%
ING Intermediate Bond Portfolio - Class I												
2010	5,235	$11.35	to	$90.43	$101,061	4.92%	0.35%	to	2.25%	7.41%	to	9.45%
2009	5,981	$10.40	to	$83.24	$104,817	6.58%	0.35%	to	2.25%	9.09%	to	11.25%
2008	6,247	$9.39	to	$75.43	$100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%
2007	5,709	$10.77	to	$83.34	$105,197	3.54%	0.75%	to	2.25%	3.67%	to	5.26%
2006	6,657	$10.25	to	$79.47	$115,703	3.76%	0.75%	to	2.25%	1.75%	to	3.26%
ING American Funds Growth Portfolio												
2010	988	$12.20	to	$12.93	$12,525	0.10%	0.95%	to	1.75%	16.08%	to	16.97%
2009	1,327	$10.43	to	$11.09	$14,407	1.85%	0.95%	to	1.90%	35.98%	to	43.28%
2008	1,593	$7.67	to	$7.98	$12,540	0.80%	0.95%	to	1.90%	-45.33%	to	-44.81%
2007	1,968	$14.03	to	$14.46	$28,095	0.26%	0.95%	to	1.90%	5.55%	to	10.72%
2006	2,461	$12.80	to	$13.33	$31,969	0.17%	0.95%	to	1.90%	7.65%	to	8.56%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING American Funds Growth-Income Portfolio												
2010	926	$10.51	to	$11.13	$10,115	0.87%	0.95%	to	1.75%	8.91%	to	14.04%
2009	1,262	$9.58	to	$10.06	$12,494	2.25%	0.95%	to	1.90%	28.07%	to	29.31%
2008	1,488	$7.48	to	$7.78	$11,419	1.40%	0.95%	to	1.90%	-41.41%	to	-38.79%
2007	1,948	$12.33	to	$12.92	$24,551	0.99%	0.95%	to	1.90%	2.49%	to	3.50%
2006	2,517	$12.03	to	$12.53	$30,744	0.73%	0.95%	to	1.90%	12.43%	to	13.49%
ING American Funds International Portfolio												
2010	910	$14.23	to	$15.04	$13,439	0.88%	0.95%	to	1.75%	4.79%	to	5.65%
2009	1,173	$13.47	to	$14.28	$16,435	3.43%	0.95%	to	1.90%	39.59%	to	46.31%
2008	1,357	$9.65	to	$10.04	$13,434	1.78%	0.95%	to	1.90%	-45.38%	to	-43.02%
2007	1,687	$17.09	to	$17.87	$29,453	0.89%	0.95%	to	1.90%	17.14%	to	18.33%
2006	2,095	$14.59	to	$15.16	$30,978	0.86%	0.95%	to	1.90%	16.07%	to	17.15%
ING Artio Foreign Portfolio - Service Class												
2010	409	$8.36	to	$14.08	$4,771	-	0.70%	to	1.75%	4.94%	to	6.09%
2009	664	$7.88	to	$13.28	$7,153	3.47%	0.70%	to	1.90%	17.89%	to	19.39%
2008	802	$6.60	to	$11.13	$7,156	-	0.70%	to	1.90%	-44.69%	to	-44.04%
2007	1,022	$12.33	to	$19.89	$15,744	0.09%	0.75%	to	1.90%	14.27%	to	15.57%
2006	1,083	$10.79	to	$17.21	$13,881	-	0.75%	to	1.90%	27.57%	to	28.24%
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class												
2010	28		$10.61		$297	(e)		0.75%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2010	2,809	$8.33	to	$10.58	$24,230	0.47%	0.35%	to	1.90%	11.51%	to	13.16%
2009	3,166	$7.47	to	$9.35	$24,319	0.58%	0.35%	to	1.90%	28.13%	to	29.79%
2008	3,602	$5.83	to	$7.15	$21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
2007	4,435	$9.74	to	$10.45	$43,667	(b)	0.75%	to	1.90%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Global Real Estate Portfolio - Institutional Class												
2010	158	$10.11	to	$10.30	$1,619	7.68%	0.70%	to	1.50%	14.63%	to	15.49%
2009	192	$8.82	to	$8.91	$1,713	2.00%	0.75%	to	1.50%	31.84%	to	32.79%
2008	162	$6.69	to	$6.71	$1,087	(c)	0.75%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Clarion Global Real Estate Portfolio - Service Class												
2010	104	$10.85	to	$11.08	$1,145	8.22%	0.95%	to	1.40%	14.33%	to	14.82%
2009	117	$9.31	to	$9.65	$1,118	2.38%	0.95%	to	1.90%	30.94%	to	32.19%
2008	124	$7.11	to	$7.30	$902	-	0.95%	to	1.90%	-42.43%	to	-41.83%
2007	192	$12.35	to	$12.55	$2,393	3.72%	0.95%	to	1.90%	-9.06%	to	-8.19%
2006	148	$13.58	to	$13.67	$2,017	(a)	0.95%	to	1.90%		(a)	
ING Clarion Real Estate Portfolio - Service Class												
2010	220	$10.08	to	$11.03	$2,302	3.84%	0.70%	to	1.50%	26.02%	to	27.07%
2009	188	$8.07	to	$8.68	$1,553	3.21%	0.70%	to	1.50%	33.83%	to	34.99%
2008	173	$6.03	to	$6.43	$1,064	1.48%	0.70%	to	1.50%	-39.40%	to	-38.93%
2007	149	$9.95	to	$10.07	$1,504	2.63%	0.75%	to	1.50%	-18.97%	to	-18.40%
2006	88	$11.88	to	$12.34	$1,079	(a)	0.75%	to	1.50%		(a)	
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2010	1,548	$11.44	to	$11.96	$18,278	0.36%	0.95%	to	1.90%	26.27%	to	27.37%
2009	1,736	$9.06	to	$9.39	$16,149	0.67%	0.95%	to	1.90%	36.86%	to	38.29%
2008	2,013	$6.62	to	$6.79	$13,578	1.14%	0.95%	to	1.90%	-40.14%	to	-39.59%
2007	2,569	$11.06	to	$11.27	$28,743	0.26%	0.95%	to	1.90%	12.63%	to	13.65%
2006	2,932	$9.82	to	$9.94	$28,943	(a)	0.95%	to	1.90%		(a)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2010	128	$11.79	to	$15.92	$2,007	0.12%	0.70%	to	1.50%	26.45%	to	27.46%
2009	100	$9.25	to	$12.49	$1,237	0.49%	0.70%	to	1.50%	37.05%	to	38.16%
2008	91	$8.80	to	$9.04	$815	0.77%	0.75%	to	1.50%	-40.05%	to	-39.61%
2007	84	$14.68	to	$14.97	$1,256	0.07%	0.75%	to	1.50%	12.84%	to	13.58%
2006	125	$13.01	to	$13.18	$1,644	-	0.75%	to	1.50%	10.58%	to	11.13%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Income Portfolio - Service Class												
2010	381	$11.00	to	$11.42	$4,307	5.10%	0.95%	to	1.75%	11.00%	to	11.85%
2009	454	$9.85	to	$10.21	$4,595	6.29%	0.95%	to	1.90%	29.43%	to	30.73%
2008	450	$7.61	to	$7.81	$3,482	3.07%	0.95%	to	1.90%	-30.57%	to	-29.89%
2007	628	$10.96	to	$11.14	$6,948	1.10%	0.95%	to	1.90%	0.64%	to	1.64%
2006	395	$10.89	to	$10.96	$4,316	(a)	0.95%	to	1.90%		(a)	
ING Franklin Mutual Shares Portfolio - Service Class												
2010	181	$9.88	to	$10.18	$1,831	0.43%	0.95%	to	1.75%	9.66%	to	10.53%
2009	257	$8.97	to	$9.21	$2,349	0.14%	0.95%	to	1.90%	24.07%	to	25.31%
2008	258	$7.23	to	$7.35	$1,885	3.00%	0.95%	to	1.90%	-38.99%	to	-38.34%
2007	307	$11.85	to	$11.92	$3,654	(b)	0.95%	to	1.90%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING Global Resources Portfolio - Service Class												
2010	644	$10.22	to	$13.41	$8,254	0.85%	0.70%	to	1.75%	19.61%	to	20.80%
2009	819	$8.46	to	$11.18	$8,735	0.31%	0.70%	to	1.90%	34.85%	to	36.45%
2008	791	$6.20	to	$8.25	$6,198	2.14%	0.70%	to	1.90%	-42.07%	to	-41.43%
2007	827	$12.93	to	$14.18	$11,102	0.02%	0.75%	to	1.90%	30.74%	to	31.93%
2006	162	$9.89	to	$9.96	$1,610	(a)	0.95%	to	1.90%		(a)	
ING Janus Contrarian Portfolio - Service Class												
2010	164	$8.03	to	$9.36	$1,340	-	0.70%	to	1.50%	12.31%	to	13.12%
2009	186	$7.15	to	$7.24	$1,347	0.94%	0.75%	to	1.50%	34.71%	to	35.33%
2008	26	$5.33	to	$5.35	$139	(c)	0.75%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2010	474	$14.89	to	$19.74	$8,255	0.68%	0.95%	to	1.75%	18.55%	to	19.47%
2009	422	$12.49	to	$16.58	$6,191	1.49%	0.95%	to	1.90%	68.78%	to	70.26%
2008	378	$7.40	to	$9.76	$3,328	2.42%	0.95%	to	1.90%	-52.10%	to	-51.59%
2007	548	$15.45	to	$20.23	$9,890	1.13%	0.95%	to	1.90%	36.12%	to	37.48%
2006	319	$11.35	to	$14.76	$4,487	0.62%	0.95%	to	1.90%	34.28%	to	34.55%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2010	476	$11.96	to	$24.50	$11,521	0.42%	0.70%	to	1.50%	18.53%	to	19.48%
2009	403	$10.01	to	$20.52	$8,208	1.21%	0.70%	to	1.50%	69.03%	to	70.53%
2008	349	$5.87	to	$12.05	$4,184	2.52%	0.70%	to	1.50%	-52.01%	to	-51.65%
2007	415	$24.42	to	$24.92	$10,312	0.96%	0.75%	to	1.50%	36.42%	to	37.45%
2006	349	$17.90	to	$18.13	$6,325	0.56%	0.75%	to	1.50%	33.78%	to	34.80%
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2010	148	$13.66	to	$14.30	$2,093	0.44%	0.95%	to	1.75%	24.86%	to	25.88%
2009	178	$10.86	to	$11.36	$2,000	0.71%	0.95%	to	1.90%	24.97%	to	26.22%
2008	215	$8.69	to	$9.00	$1,919	0.72%	0.95%	to	1.90%	-30.98%	to	-30.34%
2007	327	$12.59	to	$12.92	$4,187	0.32%	0.95%	to	1.90%	-3.45%	to	-2.49%
2006	524	$13.04	to	$13.25	$6,901	0.08%	0.95%	to	1.90%	14.79%	to	15.82%
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2010	23	$11.72	to	$14.15	$324	-	0.70%	to	1.25%	25.11%	to	25.89%
2009	13	$9.31	to	$11.25	$143	-	0.70%	to	1.25%	25.74%	to	26.40%
2008	11	$7.37	to	$8.90	$102	0.81%	0.70%	to	1.25%	-30.80%	to	-30.47%
2007	11	$12.63	to	$12.80	$145	0.40%	0.75%	to	1.25%	-2.92%	to	-2.44%
2006	27	$13.01	to	$13.12	$358	-	0.75%	to	1.25%	15.80%		
ING Large Cap Growth Portfolio - Institutional Class												
2010	625	$13.35	to	$15.26	$8,989	0.40%	0.95%	to	1.75%	12.60%	to	13.46%
2009	707	$11.82	to	$13.45	$8,990	0.49%	0.95%	to	1.90%	39.98%	to	41.43%
2008	773	$8.40	to	$9.51	$6,965	0.51%	0.95%	to	1.90%	-28.73%	to	-28.01%
2007	947	$11.72	to	$13.21	$11,913	0.33%	0.95%	to	1.90%	9.80%	to	10.82%
2006	1,258	$10.62	to	$11.92	$14,399	-	0.95%	to	1.90%	3.90%	to	4.93%
ING Lord Abbett Growth and Income Portfolio - Institutional Class												
2010	278	$9.42	to	$10.55	$2,705	0.71%	0.70%	to	1.50%	15.72%	to	16.75%
2009	382	$8.14	to	$9.04	$3,183	0.83%	0.70%	to	1.50%	17.29%	to	18.17%
2008	568	$6.94	to	$7.65	$4,020	3.22%	0.70%	to	1.50%	-37.31%	to	-36.84%
2007	628	$11.07	to	$11.21	$7,030	0.06%	0.75%	to	1.50%	3.06%	to	3.51%
2006	4	$10.79	to	$10.83	$45	(a)	0.75%	to	1.25%	(a)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Lord Abbett Growth and Income Portfolio - Service Class												
2010	46	$9.37	to	$9.57	$432	0.43%	0.95%	to	1.40%	15.39%	to	16.00%
2009	61	$8.10	to	$8.25	$500	0.63%	0.95%	to	1.45%	17.05%	to	17.69%
2008	66	$6.86	to	$7.01	$458	2.41%	0.95%	to	1.75%	-37.75%	to	-37.24%
2007	86	$11.02	to	$11.17	$955	1.58%	0.95%	to	1.75%	2.32%	to	3.23%
2006	99	$10.75	to	$10.82	$1,071	(a)	0.95%	to	1.90%		(a)	
ING Marsico Growth Portfolio - Service Class												
2010	133	$10.04	to	$12.16	$1,523	0.58%	0.75%	to	1.50%	18.14%	to	18.92%
2009	164	$8.38	to	$10.23	$1,595	0.90%	0.70%	to	1.75%	26.78%	to	28.07%
2008	173	$6.61	to	$7.99	$1,285	0.58%	0.70%	to	1.75%	-41.40%	to	-40.73%
2007	171	$11.25	to	$13.48	$2,142	-	0.75%	to	1.90%	11.94%	to	13.28%
2006	83	$10.05	to	$11.90	$918	-	0.75%	to	1.90%	3.60%	to	4.20%
ING Marsico International Opportunities Portfolio - Service Class												
2010	382	$9.30	to	$14.20	$4,700	1.36%	0.70%	to	1.50%	12.11%	to	13.00%
2009	488	$8.23	to	$12.57	$5,429	1.23%	0.70%	to	1.75%	35.17%	to	36.71%
2008	627	$6.02	to	$9.21	$5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%
2007	822	$12.70	to	$18.37	$13,733	1.00%	0.75%	to	1.90%	18.26%	to	19.67%
2006	952	$10.69	to	$15.35	$13,618	0.03%	0.75%	to	1.90%	21.75%	to	23.10%
ING MFS Total Return Portfolio - Institutional Class												
2010	3,512	$11.18	to	$11.82	$40,810	0.44%	0.95%	to	1.90%	8.02%	to	9.14%
2009	4,367	$10.35	to	$10.83	$46,669	2.54%	0.95%	to	1.90%	15.90%	to	17.08%
2008	5,335	$8.93	to	$9.25	$48,840	5.92%	0.95%	to	1.90%	-23.61%	to	-22.92%
2007	7,812	$11.69	to	$12.00	$92,899	3.07%	0.95%	to	1.90%	2.27%	to	3.27%
2006	10,701	$11.43	to	$11.62	$123,605	2.62%	0.95%	to	1.90%	10.01%	to	11.09%
ING MFS Total Return Portfolio - Service Class												
2010	76	$13.85	to	$14.39	$1,091	0.50%	0.75%	to	1.50%	8.18%	to	9.02%
2009	98	$9.87	to	$13.20	$1,288	2.46%	0.70%	to	1.50%	16.16%	to	17.08%
2008	103	$8.43	to	$11.28	$1,153	6.12%	0.70%	to	1.50%	-23.51%	to	-22.90%
2007	111	$14.29	to	$14.72	$1,623	2.99%	0.75%	to	1.50%	2.44%	to	3.25%
2006	118	$13.92	to	$14.37	$1,658	2.36%	0.75%	to	1.50%	10.28%	to	11.07%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Utilities Portfolio - Service Class												
2010	146	$10.36	to	$17.28	$2,489	2.62%	0.70%	to	1.50%	12.04%	to	12.87%
2009	148	$9.18	to	$15.31	$2,238	5.00%	0.70%	to	1.50%	30.80%	to	31.90%
2008	187	$6.96	to	$11.62	$2,161	3.26%	0.70%	to	1.50%	-38.65%	to	-38.16%
2007	219	$18.42	to	$18.79	$4,096	0.87%	0.75%	to	1.50%	25.48%	to	26.45%
2006	81	$14.68	to	$14.86	$1,201	0.06%	0.75%	to	1.50%	28.88%	to	29.78%
ING PIMCO High Yield Portfolio - Service Class												
2010	322	$13.47	to	$15.01	$4,727	7.37%	0.70%	to	1.50%	12.60%	to	13.48%
2009	347	$11.87	to	$13.24	$4,530	8.35%	0.70%	to	1.50%	47.37%	to	48.38%
2008	199	$8.00	to	$8.93	$1,748	8.39%	0.70%	to	1.40%	-23.67%	to	-23.08%
2007	248	$10.75	to	$11.61	$2,850	6.50%	0.75%	to	1.40%	1.42%	to	2.11%
2006	346	$10.55	to	$11.37	$3,918	6.45%	0.75%	to	1.50%	7.42%	to	8.08%
ING Pioneer Equity Income Portfolio - Institutional Class												
2010	392	$8.15	to	$10.33	$3,430	2.42%	0.35%	to	1.50%	17.60%	to	18.87%
2009	418	$6.93	to	$8.69	$3,102	-	0.35%	to	1.50%	10.88%	to	11.95%
2008	592	$6.25	to	$7.70	$3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
2007	686	$9.07	to	$9.19	$6,290	(b)	0.75%	to	1.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING Pioneer Fund Portfolio - Institutional Class												
2010	908	$10.23	to	$12.26	$10,904	1.16%	0.75%	to	2.25%	13.53%	to	15.29%
2009	1,085	$8.92	to	$10.66	$11,381	1.38%	0.75%	to	2.25%	21.75%	to	23.51%
2008	1,190	$7.26	to	$8.64	$10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
2007	1,663	$11.18	to	$13.33	$21,812	1.25%	0.75%	to	2.25%	2.97%	to	4.52%
2006	2,078	$10.78	to	$12.77	$26,316	-	0.75%	to	2.25%	14.47%	to	15.88%
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2010	259	$10.48	to	$10.90	$2,795	1.11%	0.70%	to	1.50%	16.44%	to	17.33%
2009	284	$9.00	to	$9.29	$2,620	1.39%	0.70%	to	1.50%	23.63%	to	24.53%
2008	328	$7.28	to	$7.46	$2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
2007	337	$11.02	to	$11.16	$3,758	0.11%	0.75%	to	1.50%		4.99%	
2006	3		$10.63		$36	(a)		0.75%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Mid Cap Value Portfolio - Service Class												
2010	79	$10.21	to	$10.60	$831	0.89%	0.95%	to	1.75%	15.89%	to	16.74%
2009	82	$8.81	to	$9.08	$737	1.11%	0.95%	to	1.75%	23.04%	to	24.04%
2008	96	$7.14	to	$7.32	$700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
2007	113	$10.88	to	$11.05	$1,247	0.88%	0.95%	to	1.90%	3.61%	to	4.44%
2006	33	$10.52	to	$10.58	$344	(a)	0.95%	to	1.75%		(a)	
ING Retirement Growth Portfolio - Adviser Class												
2010	536	$10.31	to	$10.37	$5,538	0.36%	0.95%	to	1.40%	10.03%	to	10.55%
2009	600	$9.36	to	$9.38	$5,625	(d)	0.95%	to	1.90%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Retirement Moderate Growth Portfolio - Adviser Class												
2010	611	$10.54	to	$10.60	$6,453	0.45%	0.95%	to	1.40%	9.45%	to	9.96%
2009	795	$9.62	to	$9.64	$7,664	(d)	0.95%	to	1.75%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Retirement Moderate Portfolio - Adviser Class												
2010	672	$10.65	to	$10.71	$7,174	0.59%	0.95%	to	1.40%	8.01%	to	8.51%
2009	915	$9.85	to	$9.87	$9,028	(d)	0.95%	to	1.90%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2010	828	$11.38	to	$13.93	$11,444	1.61%	0.70%	to	1.50%	12.37%	to	13.23%
2009	901	$10.05	to	$12.31	$11,020	1.94%	0.70%	to	1.50%	31.27%	to	32.41%
2008	861	$7.59	to	$9.30	$7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
2007	700	$12.68	to	$12.93	$9,010	1.88%	0.75%	to	1.50%	2.84%	to	3.61%
2006	466	$12.33	to	$12.48	$5,804	1.29%	0.75%	to	1.50%	13.27%	to	13.76%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Equity Income Portfolio - Service Class												
2010	432	$9.77	to	$15.76	$5,791	1.50%	0.70%	to	1.75%	12.95%	to	14.11%
2009	509	$8.60	to	$13.92	$6,057	1.78%	0.70%	to	1.90%	22.51%	to	23.99%
2008	476	$7.02	to	$11.30	$4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
2007	486	$11.13	to	$17.84	$7,362	1.39%	0.75%	to	1.90%	1.09%	to	2.30%
2006	419	$11.01	to	$17.57	$6,350	1.24%	0.75%	to	1.90%	17.29%	to	18.16%
ING Templeton Global Growth Portfolio - Service Class												
2010	35	$9.25	to	$9.45	$327	1.23%	0.95%	to	1.40%	6.20%	to	6.78%
2009	56	$8.54	to	$8.85	$489	2.16%	0.95%	to	1.90%	29.79%	to	30.92%
2008	66	$6.58	to	$6.76	$438	1.06%	0.95%	to	1.90%	-40.88%	to	-40.23%
2007	113	$11.13	to	$11.31	$1,268	1.33%	0.95%	to	1.90%	0.45%	to	1.43%
2006	62	$11.08	to	$11.15	$692	(a)	0.95%	to	1.90%		(a)	
ING U.S. Stock Index Portfolio - Service Class												
2010	5		$11.67		$60	(e)		0.75%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING Van Kampen Growth and Income Portfolio - Service Class												
2010	72	$10.70	to	$12.00	$857	0.23%	0.70%	to	1.50%	10.79%	to	11.69%
2009	81	$9.58	to	$10.75	$865	1.18%	0.70%	to	1.50%	22.12%	to	23.14%
2008	96	$7.78	to	$8.74	$835	3.84%	0.70%	to	1.50%	-33.23%	to	-32.72%
2007	92	$12.73	to	$12.99	$1,195	1.42%	0.75%	to	1.50%	1.03%	to	1.80%
2006	116	$12.60	to	$12.76	$1,476	1.35%	0.75%	to	1.50%	14.34%	to	15.16%
ING Wells Fargo HealthCare Portfolio - Service Class												
2010	18	$9.78	to	$12.27	$214	-	0.70%	to	1.25%	5.58%	to	6.23%
2009	25	$11.29	to	$11.55	$283	-	0.75%	to	1.25%	18.59%	to	19.20%
2008	69	$9.52	to	$9.69	$666	0.16%	0.75%	to	1.25%	-29.53%	to	-29.22%
2007	41	$13.51	to	$13.69	$556	0.18%	0.75%	to	1.25%	7.22%	to	7.71%
2006	44	$12.60	to	$12.71	$562	-	0.75%	to	1.25%	12.40%	to	13.08%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Money Market Portfolio - Class I												
2010	7,277	$9.97	to	$16.27	$97,671	0.02%	0.35%	to	1.90%	-1.68%	to	-0.10%
2009	10,475	$10.02	to	$16.35	$140,358	0.30%	0.35%	to	1.90%	-1.56%	to	0.10%
2008	15,397	$10.06	to	$16.42	$207,378	5.24%	0.70%	to	1.90%	0.65%	to	1.92%
2007	15,622	$10.59	to	$16.11	$204,844	4.10%	0.75%	to	1.90%	3.14%	to	4.34%
2006	18,036	$10.17	to	$15.44	$224,967	2.87%	0.75%	to	2.25%	2.49%	to	4.11%
ING Money Market Portfolio - Class S												
2010	32		$9.91		$313	(e)		0.75%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2010	131	$13.00	to	$20.82	$2,244	1.13%	0.35%	to	1.25%	20.45%	to	21.61%
2009	91	$10.69	to	$17.22	$1,309	1.75%	0.35%	to	1.25%	34.10%	to	34.63%
2008	106	$10.76	to	$12.82	$1,200	0.69%	0.75%	to	1.50%	-27.69%	to	-27.11%
2007	89	$14.88	to	$17.62	$1,399	0.39%	0.75%	to	1.50%	-4.31%	to	-3.60%
2006	102	$15.55	to	$18.32	$1,650	0.01%	0.75%	to	1.50%	13.67%	to	14.58%
ING Baron Small Cap Growth Portfolio - Service Class												
2010	239	$9.99	to	$20.21	$3,700	-	0.70%	to	1.75%	24.25%	to	25.62%
2009	267	$8.00	to	$16.13	$3,335	-	0.70%	to	1.90%	32.67%	to	34.28%
2008	298	$6.03	to	$12.04	$2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
2007	329	$10.46	to	$20.69	$5,233	-	0.75%	to	1.90%	4.08%	to	5.32%
2006	541	$10.05	to	$19.69	$7,061	-	0.75%	to	1.90%	13.49%	to	14.40%
ING Columbia Small Cap Value Portfolio - Service Class												
2010	70	$10.08	to	$10.39	$719	0.87%	0.75%	to	1.40%	23.53%	to	24.28%
2009	80	$8.05	to	$8.36	$663	1.26%	0.75%	to	1.75%	22.53%	to	23.85%
2008	114	$6.54	to	$6.75	$761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
2007	164	$10.12	to	$10.32	$1,676	0.08%	0.75%	to	1.90%	1.00%	to	2.18%
2006	327	$10.02	to	$10.10	$3,294	(a)	0.75%	to	1.90%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Davis New York Venture Portfolio - Service Class												
2010	245	$9.64	to	$14.34	$2,620	0.39%	0.70%	to	1.50%	10.40%	to	11.28%
2009	260	$8.63	to	$12.92	$2,481	0.65%	0.70%	to	1.75%	29.39%	to	30.76%
2008	285	$6.65	to	$9.91	$2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
2007	274	$11.15	to	$13.92	$3,386	0.26%	0.75%	to	1.90%	2.20%	to	3.42%
2006	173	$10.91	to	$15.96	$2,083	-	0.75%	to	1.90%	12.11%	to	13.01%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2010	106	$11.47	to	$20.12	$1,745	0.68%	0.35%	to	1.50%	21.11%	to	22.49%
2009	138	$9.40	to	$16.52	$1,764	1.21%	0.35%	to	1.50%	23.86%	to	24.83%
2008	129	$7.53	to	$13.27	$1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
2007	165	$17.23	to	$20.01	$2,982	0.52%	0.75%	to	1.50%	0.82%	to	1.58%
2006	156	$17.09	to	$19.74	$2,766	-	0.75%	to	1.50%	14.78%	to	15.69%
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class												
2010	1,600	$5.57	to	$17.24	$20,533	-	0.35%	to	1.90%	21.88%	to	24.04%
2009	1,808	$4.57	to	$13.96	$18,675	-	0.35%	to	1.90%	29.83%	to	31.40%
2008	2,073	$3.52	to	$10.63	$16,298	-	0.70%	to	1.90%	-40.34%	to	-39.64%
2007	2,545	$5.90	to	$17.61	$32,332	-	0.75%	to	1.90%	-3.44%	to	-2.34%
2006	3,252	$6.11	to	$18.04	$42,509	-	0.75%	to	1.90%	8.14%	to	9.47%
ING Oppenheimer Global Portfolio - Initial Class												
2010	6,770	$11.18	to	$13.96	$92,120	1.58%	0.35%	to	1.90%	13.88%	to	15.66%
2009	7,725	$9.70	to	$12.14	$91,664	2.37%	0.35%	to	1.90%	36.95%	to	38.57%
2008	8,892	$7.00	to	$8.78	$76,622	2.27%	0.70%	to	1.90%	-41.47%	to	-40.72%
2007	10,904	$12.18	to	$14.86	$159,447	1.08%	0.75%	to	1.90%	4.48%	to	5.77%
2006	13,690	$13.51	to	$14.07	$190,280	0.07%	0.75%	to	1.90%	15.80%	to	17.09%
ING Oppenheimer Global Strategic Income Portfolio - Initial Class												
2010	3,344	$11.57	to	$13.70	$44,608	3.12%	0.35%	to	2.25%	13.30%	to	15.50%
2009	3,753	$10.05	to	$11.92	$43,730	3.79%	0.35%	to	2.25%	18.91%	to	20.74%
2008	4,539	$8.33	to	$9.88	$44,027	5.46%	0.70%	to	2.25%	-17.39%	to	-16.18%
2007	5,739	$11.33	to	$11.79	$66,638	4.56%	0.75%	to	2.25%	6.29%	to	7.95%
2006	6,500	$10.54	to	$10.93	$70,286	0.38%	0.75%	to	2.25%	6.07%	to	7.66%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Strategic Income Portfolio - Service Class												
2010	9		$13.09		$115	2.69%		1.25%			14.12%	
2009	9		$11.47		$108	6.45%		1.25%			19.85%	
2008	2		$9.57		$16	5.56%		1.25%			-16.85%	
2007	2		$11.51		$20	9.52%		1.25%			7.27%	
2006	-		$10.73		$1	(a)		1.25%			(a)	
ING PIMCO Total Return Portfolio - Service Class												
2010	997	$11.90	to	$15.44	$15,202	3.38%	0.70%	to	1.50%	5.93%	to	6.82%
2009	1,003	$11.14	to	$14.46	$14,338	3.27%	0.70%	to	1.50%	10.98%	to	11.85%
2008	776	$9.96	to	$12.94	$9,940	4.66%	0.70%	to	1.50%	-1.68%	to	-0.92%
2007	620	$12.51	to	$13.06	$8,027	3.35%	0.75%	to	1.50%	7.75%	to	8.56%
2006	563	$11.61	to	$12.03	$6,721	1.62%	0.75%	to	1.50%	2.47%	to	3.26%
ING Pioneer High Yield Portfolio - Initial Class												
2010	1,392	$13.82	to	$15.34	$19,661	6.04%	0.70%	to	1.90%	16.72%	to	18.09%
2009	1,614	$11.84	to	$12.99	$19,385	7.84%	0.75%	to	1.90%	63.99%	to	65.90%
2008	1,746	$7.22	to	$7.83	$12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
2007	32	$11.08	to	$11.18	$355	23.40%	0.75%	to	1.25%	4.73%	to	5.37%
2006	2	$10.58	to	$10.61	$21	(a)	0.75%	to	1.25%	(a)		
ING Solution 2015 Portfolio - Service Class												
2010	316	$10.63	to	$11.90	$3,709	2.28%	0.70%	to	1.50%	9.61%	to	10.50%
2009	311	$9.62	to	$10.78	$3,305	3.95%	0.70%	to	1.50%	20.49%	to	21.46%
2008	280	$7.92	to	$8.88	$2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
2007	119	$11.99	to	$12.23	$1,452	0.58%	0.75%	to	1.50%	3.01%	to	3.82%
2006	82	$11.64	to	$11.78	$959	0.27%	0.75%	to	1.50%	9.36%	to	9.89%
ING Solution 2025 Portfolio - Service Class												
2010	215	$10.48	to	$11.75	$2,404	1.54%	0.35%	to	1.50%	12.04%	to	13.37%
2009	204	$9.28	to	$10.41	$2,009	3.22%	0.35%	to	1.50%	24.18%	to	24.90%
2008	186	$7.43	to	$8.34	$1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
2007	191	$12.53	to	$12.70	$2,417	0.43%	0.75%	to	1.25%	3.30%	to	3.84%
2006	70	$12.13	to	$12.23	$853	0.23%	0.75%	to	1.25%	11.18%	to	11.79%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2035 Portfolio - Service Class												
2010	296	$10.44	to	$11.90	$3,271	1.18%	0.35%	to	1.25%	13.10%	to	14.16%
2009	239	$9.18	to	$10.47	$2,339	2.94%	0.35%	to	1.25%	26.77%	to	27.50%
2008	157	$7.20	to	$8.22	$1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%
2007	125	$12.97	to	$13.15	$1,630	0.58%	0.75%	to	1.25%	4.01%	to	4.53%
2006	36	$12.47	to	$12.58	$453	0.11%	0.75%	to	1.25%	12.65%		
ING Solution 2045 Portfolio - Service Class												
2010	87	$10.25	to	$11.92	$940	1.12%	0.35%	to	1.50%	13.39%	to	14.73%
2009	122	$8.96	to	$10.44	$1,200	2.34%	0.35%	to	1.50%	28.18%	to	28.92%
2008	99	$6.95	to	$8.10	$764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
2007	102	$13.38	to	$13.56	$1,381	0.36%	0.75%	to	1.25%	4.45%	to	4.95%
2006	21	$12.81	to	$12.92	$272	0.05%	0.75%	to	1.25%	13.66%		
ING Solution Income Portfolio - Service Class												
2010	74	$10.98	to	$12.04	$879	2.76%	0.70%	to	1.25%	8.33%	to	8.82%
2009	131	$10.09	to	$11.07	$1,436	5.89%	0.70%	to	1.25%	16.28%	to	16.38%
2008	144	$8.67	to	$9.52	$1,349	1.53%	0.70%	to	0.75%	-17.29%		
2007	110	$11.35	to	$11.51	$1,264	1.20%	0.75%	to	1.25%	3.94%	to	4.45%
2006	37	$10.92	to	$11.02	$408	0.18%	0.75%	to	1.25%	6.02%		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2010	3,375	$11.70	to	$14.79	$48,429	0.28%	0.35%	to	1.90%	26.01%	to	28.03%
2009	3,724	$9.16	to	$11.62	$42,125	0.42%	0.35%	to	1.90%	43.73%	to	45.43%
2008	4,178	$6.30	to	$8.01	$32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
2007	4,927	$12.59	to	$14.23	$68,707	0.19%	0.75%	to	1.90%	11.23%	to	12.51%
2006	6,287	$11.90	to	$12.67	$78,292	-	0.75%	to	1.90%	7.04%	to	8.35%
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2010	1,303	$10.93	to	$30.17	$32,431	0.03%	0.35%	to	1.50%	15.12%	to	16.42%
2009	1,461	$9.42	to	$26.18	$31,789	0.16%	0.35%	to	1.50%	40.87%	to	41.88%
2008	1,613	$6.64	to	$18.58	$25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
2007	1,963	$12.35	to	$32.60	$53,823	0.49%	0.75%	to	1.50%	8.25%	to	9.05%
2006	2,343	$12.35	to	$30.09	$60,240	0.23%	0.75%	to	1.50%	11.65%	to	12.44%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Templeton Foreign Equity Portfolio - Initial Class												
2010	2,227	$8.61	to	$9.95	$19,635	2.22%	0.35%	to	1.90%	6.69%	to	8.51%
2009	2,572	$8.07	to	$9.17	$21,070	-	0.35%	to	1.90%	29.74%	to	31.31%
2008	2,911	$6.22	to	$6.93	$18,241	(c)	0.70%	to	1.90%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Thornburg Value Portfolio - Initial Class												
2010	1,092	$6.92	to	$32.62	$17,212	1.50%	0.70%	to	1.75%	9.49%	to	10.66%
2009	1,201	$6.24	to	$29.51	$17,350	1.13%	0.70%	to	1.90%	42.02%	to	43.73%
2008	1,334	$4.39	to	$20.54	$13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
2007	1,750	$7.43	to	$34.35	$27,434	0.48%	0.75%	to	1.90%	5.24%	to	6.45%
2006	2,035	$7.06	to	$32.27	$28,919	0.47%	0.75%	to	1.90%	14.61%	to	15.95%
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2010	1,174	$7.10	to	$16.53	$15,770	0.88%	0.70%	to	1.75%	11.46%	to	12.69%
2009	1,402	$6.28	to	$14.68	$16,616	1.39%	0.70%	to	1.90%	29.22%	to	30.74%
2008	1,676	$4.86	to	$11.23	$15,297	2.38%	0.70%	to	1.90%	-40.95%	to	-40.20%
2007	2,083	$8.23	to	$18.78	$30,926	0.72%	0.75%	to	1.90%	-0.72%	to	0.43%
2006	2,519	$8.29	to	$18.70	$36,982	0.79%	0.75%	to	1.90%	12.33%	to	13.68%
ING Van Kampen Comstock Portfolio - Service Class												
2010	72	$10.81	to	$14.90	$937	1.33%	0.70%	to	1.50%	13.41%	to	14.39%
2009	90	$9.45	to	$13.06	$1,025	1.84%	0.70%	to	1.50%	26.58%	to	27.53%
2008	153	$7.41	to	$10.26	$1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
2007	180	$13.64	to	$16.31	$2,568	1.24%	0.75%	to	1.50%	-3.74%	to	-3.00%
2006	221	$14.17	to	$16.85	$3,248	0.66%	0.75%	to	1.50%	14.09%	to	14.99%
ING Van Kampen Equity and Income Portfolio - Initial Class												
2010	4,907	$11.40	to	$12.82	$61,835	1.73%	0.35%	to	1.75%	10.37%	to	11.94%
2009	5,882	$10.22	to	$11.52	$66,795	1.79%	0.35%	to	1.90%	20.33%	to	21.86%
2008	7,182	$8.39	to	$9.48	$67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
2007	9,133	$12.07	to	$12.49	$112,954	2.44%	0.75%	to	1.90%	1.59%	to	2.83%
2006	11,772	$11.84	to	$12.18	$142,375	1.91%	0.75%	to	1.90%	10.52%	to	11.84%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Strategic Allocation Conservative Portfolio - Class I												
2010	505	$10.71	to	$19.98	$8,905	4.40%	0.70%	to	1.50%	9.40%	to	10.30%
2009	544	$9.71	to	$18.12	$8,694	7.99%	0.70%	to	1.50%	16.09%	to	16.99%
2008	600	$8.30	to	$15.49	$8,278	4.46%	0.70%	to	1.50%	-24.71%	to	-24.14%
2007	712	$17.01	to	$20.42	$13,112	3.40%	0.75%	to	1.50%	4.23%	to	4.99%
2006	802	$16.28	to	$19.45	$14,115	2.69%	0.75%	to	1.50%	6.77%	to	7.58%
ING Strategic Allocation Growth Portfolio - Class I												
2010	506	$9.28	to	$20.28	$8,728	3.63%	0.35%	to	2.25%	10.61%	to	12.73%
2009	574	$8.39	to	$18.07	$8,694	9.92%	0.35%	to	2.25%	22.48%	to	24.86%
2008	711	$6.85	to	$14.54	$8,438	2.39%	0.70%	to	2.25%	-37.50%	to	-36.53%
2007	716	$10.96	to	$22.91	$14,104	1.78%	0.75%	to	2.25%	2.62%	to	4.28%
2006	800	$10.68	to	$21.97	$15,119	1.35%	0.75%	to	2.25%	10.67%	to	12.32%
ING Strategic Allocation Moderate Portfolio - Class I												
2010	645	$9.94	to	$19.99	$10,595	4.10%	0.35%	to	2.25%	9.47%	to	11.68%
2009	673	$9.08	to	$17.98	$10,045	8.73%	0.35%	to	2.25%	19.16%	to	21.48%
2008	770	$7.62	to	$14.87	$9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
2007	893	$11.21	to	$21.55	$16,300	2.24%	0.75%	to	2.25%	3.13%	to	4.71%
2006	1,165	$10.87	to	$20.58	$20,258	1.93%	0.75%	to	2.25%	8.70%	to	10.35%
ING Growth and Income Portfolio - Class I												
2010	10,173	$7.34	to	$292.82	$225,273	1.04%	0.35%	to	2.25%	11.72%	to	13.76%
2009	11,088	$6.57	to	$258.97	$215,519	1.43%	0.35%	to	2.25%	27.33%	to	29.89%
2008	11,849	$5.16	to	$200.72	$186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
2007	12,365	$8.47	to	$324.86	$339,189	1.33%	0.75%	to	2.25%	5.09%	to	6.62%
2006	14,714	$8.06	to	$305.35	$372,591	1.14%	0.75%	to	2.25%	11.63%	to	13.32%
ING GET U.S. Core Portfolio - Series 5												
2010	129	$10.46	to	$10.78	$1,377	1.75%	1.45%	to	1.90%	0.10%	to	0.56%
2009	139	$10.25	to	$10.72	$1,481	3.54%	1.45%	to	2.25%	-0.58%	to	0.19%
2008	159	$10.31	to	$10.70	$1,685	1.67%	1.45%	to	2.25%	-9.48%	to	-8.70%
2007	206	$11.32	to	$11.72	$2,393	1.73%	1.45%	to	2.40%	-0.35%	to	0.69%
2006	284	$11.36	to	$11.64	$3,282	1.93%	1.45%	to	2.40%	8.60%	to	9.60%

171

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 6												
2010	1,468	$10.24	to	$10.54	$15,203	2.11%	1.45%	to	1.90%	0.10%	to	0.57%
2009	1,792	$10.04	to	$10.48	$18,495	2.06%	1.45%	to	2.25%	-0.59%	to	0.19%
2008	2,171	$10.10	to	$10.46	$22,445	1.88%	1.45%	to	2.25%	-8.27%	to	-7.52%
2007	2,779	$10.96	to	$11.31	$31,137	2.38%	1.45%	to	2.40%	0.83%	to	1.80%
2006	3,851	$10.87	to	$11.11	$42,523	2.61%	1.45%	to	2.40%	7.84%	to	8.81%
ING GET U.S. Core Portfolio - Series 7												
2010	853	$10.22	to	$10.51	$8,795	2.15%	1.45%	to	1.90%	0.59%	to	1.06%
2009	1,035	$9.98	to	$10.40	$10,586	2.28%	1.45%	to	2.25%	-1.29%	to	-0.48%
2008	1,220	$10.11	to	$10.45	$12,593	2.00%	1.45%	to	2.25%	-7.16%	to	-6.36%
2007	1,751	$10.84	to	$11.16	$19,355	2.47%	1.45%	to	2.40%	0.84%	to	1.73%
2006	2,664	$10.75	to	$10.97	$29,018	2.50%	1.45%	to	2.40%	7.61%	to	8.72%
ING GET U.S. Core Portfolio - Series 8												
2010	730	$10.26	to	$10.53	$7,580	2.23%	1.45%	to	1.90%	0.39%	to	0.96%
2009	842	$10.18	to	$10.43	$8,683	2.16%	1.45%	to	1.95%	-0.10%	to	0.38%
2008	1,061	$10.02	to	$10.39	$10,922	1.90%	1.45%	to	2.40%	-8.74%	to	-7.81%
2007	1,361	$10.98	to	$11.27	$15,240	1.97%	1.45%	to	2.40%	1.10%	to	2.08%
2006	2,552	$10.86	to	$11.04	$28,056	1.80%	1.45%	to	2.40%	8.06%	to	9.09%
ING GET U.S. Core Portfolio - Series 9												
2010	588	$10.15	to	$10.61	$6,162	2.09%	1.45%	to	2.25%	1.40%	to	2.22%
2009	686	$10.01	to	$10.38	$7,044	2.23%	1.45%	to	2.25%	-0.69%	to	0.10%
2008	791	$10.08	to	$10.37	$8,130	2.08%	1.45%	to	2.25%	-7.35%	to	-6.58%
2007	1,076	$10.88	to	$11.10	$11,868	2.53%	1.45%	to	2.25%	1.59%	to	2.49%
2006	1,856	$10.71	to	$10.83	$20,035	1.29%	1.45%	to	2.25%	7.64%	to	8.52%
ING GET U.S. Core Portfolio - Series 10												
2010	420	$10.22	to	$10.46	$4,340	2.63%	1.45%	to	1.90%	2.10%	to	2.55%
2009	473	$9.98	to	$10.20	$4,779	2.65%	1.45%	to	1.95%	-2.82%	to	-2.30%
2008	630	$10.17	to	$10.44	$6,522	2.65%	1.45%	to	2.25%	-6.01%	to	-5.26%
2007	909	$10.82	to	$11.02	$9,950	2.31%	1.45%	to	2.25%	1.22%	to	2.04%
2006	1,672	$10.69	to	$10.80	$18,001	0.75%	1.45%	to	2.25%	7.33%	to	8.22%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 11												
2010	466	$10.29	to	$10.72	$4,945	2.57%	1.45%	to	2.25%	2.49%	to	3.28%
2009	586	$10.04	to	$10.38	$6,024	3.90%	1.45%	to	2.25%	-3.00%	to	-2.17%
2008	772	$10.30	to	$10.61	$8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
2007	1,072	$10.50	to	$10.71	$11,430	3.86%	1.45%	to	2.40%	-0.38%	to	0.56%
2006	1,783	$10.54	to	$10.65	$18,897	0.11%	1.45%	to	2.40%	5.29%	to	6.29%
ING GET U.S. Core Portfolio - Series 12												
2010	1,201	$10.28	to	$10.77	$12,788	2.80%	1.45%	to	2.40%	3.21%	to	4.26%
2009	1,522	$9.96	to	$10.33	$15,586	3.10%	1.45%	to	2.40%	-2.92%	to	-2.09%
2008	1,946	$10.26	to	$10.55	$20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
2007	3,718	$11.21	to	$11.41	$42,061	1.30%	1.45%	to	2.40%	0.54%	to	1.51%
2006	4,373	$11.15	to	$11.24	$48,943	(a)	1.45%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 13												
2010	1,200	$10.45	to	$10.69	$12,706	2.55%	1.45%	to	1.95%	4.60%	to	5.01%
2009	1,430	$9.89	to	$10.18	$14,452	3.52%	1.45%	to	2.25%	-4.26%	to	-3.42%
2008	1,853	$10.33	to	$10.54	$19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
2007	3,214	$10.30	to	$10.45	$33,324	0.61%	1.45%	to	2.40%	2.39%	to	3.36%
2006	4,416	$10.06	to	$10.11	$44,505	(a)	1.45%	to	2.40%		(a)	
ING GET U.S. Core Portfolio - Series 14												
2010	908	$10.33	to	$10.75	$9,684	3.89%	1.45%	to	2.40%	4.24%	to	5.39%
2009	1,241	$9.91	to	$10.20	$12,578	3.96%	1.45%	to	2.40%	-3.22%	to	-2.30%
2008	2,041	$10.24	to	$10.44	$21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%
2007	2,501	$10.18	to	$10.28	$25,572	-	1.45%	to	2.40%	2.50%	to	2.80%
2006	9		$10.00		$85	(a)	0.95%	to	1.25%		(a)	
ING BlackRock Science and Technology Opportunities Portfolio - Class I												
2010	1,300	$5.06	to	$17.57	$6,924	-	0.70%	to	1.75%	16.52%	to	17.75%
2009	1,248	$4.33	to	$14.96	$5,656	-	0.70%	to	1.90%	49.83%	to	51.79%
2008	1,247	$2.88	to	$9.89	$3,743	-	0.70%	to	1.90%	-40.97%	to	-40.27%
2007	1,830	$4.86	to	$16.58	$9,192	-	0.75%	to	1.90%	16.82%	to	18.20%
2006	1,911	$4.14	to	$14.07	$8,139	-	0.75%	to	1.90%	5.24%	to	6.60%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Euro STOXX 50 Index Portfolio - Institutional Class												
2010	4		$9.42		$34	(e)		0.75%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING Index Plus LargeCap Portfolio - Class I												
2010	5,572	$7.84	to	$20.66	$77,272	1.95%	0.35%	to	2.25%	11.35%	to	13.57%
2009	7,031	$7.02	to	$18.26	$84,361	3.02%	0.35%	to	2.25%	20.43%	to	22.96%
2008	8,508	$5.80	to	$14.93	$79,909	2.29%	0.70%	to	2.25%	-38.56%	to	-37.69%
2007	10,284	$9.42	to	$23.96	$155,324	1.17%	0.75%	to	2.25%	2.70%	to	4.22%
2006	9,664	$9.15	to	$22.99	$152,360	1.09%	0.75%	to	2.25%	11.99%	to	13.70%
ING Index Plus MidCap Portfolio - Class I												
2010	433	$10.85	to	$24.80	$9,868	1.09%	0.35%	to	1.50%	20.12%	to	21.48%
2009	494	$8.96	to	$20.51	$9,299	1.60%	0.35%	to	1.50%	29.77%	to	31.44%
2008	527	$6.85	to	$15.69	$7,814	1.43%	0.70%	to	1.50%	-38.51%	to	-38.02%
2007	606	$11.44	to	$25.34	$14,668	0.80%	0.75%	to	1.50%	3.90%	to	4.68%
2006	724	$10.94	to	$24.21	$16,714	0.62%	0.75%	to	1.50%	7.81%	to	8.63%
ING Index Plus SmallCap Portfolio - Class I												
2010	248	$11.02	to	$18.23	$4,105	0.72%	0.35%	to	1.50%	21.06%	to	22.42%
2009	293	$9.03	to	$14.96	$3,939	1.73%	0.35%	to	1.50%	22.91%	to	24.49%
2008	313	$7.28	to	$12.08	$3,465	0.94%	0.70%	to	1.50%	-34.53%	to	-34.09%
2007	375	$15.87	to	$18.33	$6,359	0.46%	0.75%	to	1.50%	-7.63%	to	-6.92%
2006	480	$11.11	to	$19.70	$8,727	0.41%	0.75%	to	1.50%	12.07%	to	13.00%
ING International Index Portfolio - Class I												
2010	784	$7.91	to	$14.96	$10,272	3.55%	0.70%	to	1.75%	5.96%	to	7.06%
2009	989	$7.44	to	$14.01	$11,857	-	0.70%	to	1.90%	25.89%	to	26.77%
2008	36	$5.91	to	$5.94	$211	(c)	0.75%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

174

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Index Portfolio - Class S												
2010	4		$13.52		$53	2.11%		1.25%			6.29%	
2009	3		$12.72		$42	(d)		1.25%			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Growth Index Portfolio - Class I												
2010	2,128	$11.71	to	$14.18	$27,852	0.66%	0.70%	to	1.90%	10.67%	to	11.92%
2009	2,458	$11.71	to	$12.73	$28,908	(d)	0.75%	to	1.90%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Index Portfolio - Class I												
2010	1,418	$8.91	to	$14.37	$19,011	3.38%	0.70%	to	2.25%	9.70%	to	11.43%
2009	1,651	$8.06	to	$12.93	$20,115	-	0.70%	to	2.25%	22.17%	to	22.71%
2008	96	$6.63	to	$6.65	$641	(c)	0.75%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Russell™ Large Cap Value Index Portfolio - Class I												
2010	635	$11.05	to	$13.86	$8,621	1.52%	0.75%	to	1.75%	9.45%	to	10.35%
2009	812	$12.47	to	$12.56	$10,184	(d)	0.95%	to	1.90%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Value Index Portfolio - Class S												
2010	113	$13.71	to	$13.74	$1,547	1.41%	1.25%	to	1.40%	9.59%	to	9.74%
2009	125	$12.51	to	$12.52	$1,568	(d)	1.25%	to	1.40%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2010	23	$15.87	to	$16.06	$367	-	0.75%	to	1.50%	23.98%	to	24.88%
2009	8	$12.80	to	$12.86	$101	(d)	0.75%	to	1.50%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Mid Cap Index Portfolio - Class I												
2010	23	$10.12	to	$12.80	$260	0.48%	0.75%	to	1.25%	23.72%	to	24.36%
2009	19	$8.18	to	$8.25	$159	-	0.75%	to	1.25%		39.12%	
2008	5		$5.93		$29	(c)		0.75%			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Russell™ Small Cap Index Portfolio - Class I												
2010	33	$10.77	to	$12.74	$373	-	0.75%	to	1.50%	24.86%	to	25.46%
2009	14	$8.69	to	$8.76	$123	-	0.75%	to	1.25%		25.68%	
2008	5		$6.97		$35	(c)		0.75%			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Small Company Portfolio - Class I												
2010	1,304	$11.38	to	$32.87	$33,287	0.53%	0.35%	to	1.90%	21.98%	to	24.03%
2009	1,495	$9.21	to	$26.63	$30,900	0.62%	0.35%	to	1.90%	25.16%	to	27.30%
2008	1,717	$7.27	to	$21.03	$27,869	1.10%	0.70%	to	1.90%	-32.37%	to	-31.57%
2007	2,343	$13.38	to	$30.74	$53,080	0.20%	0.75%	to	1.90%	3.91%	to	5.13%
2006	3,127	$13.29	to	$29.24	$68,006	0.41%	0.75%	to	1.90%	14.57%	to	15.93%
ING U.S. Bond Index Portfolio - Class I												
2010	118	$10.54	to	$11.53	$1,305	2.83%	0.70%	to	1.50%	4.79%	to	5.39%
2009	63	$10.65	to	$10.94	$675	3.37%	0.70%	to	1.25%	4.51%	to	5.09%
2008	9	$10.19	to	$10.22	$96	(c)	0.75%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Value Portfolio - Class I												
2010	139	$8.56	to	$14.97	$1,872	1.81%	0.70%	to	1.50%	0.94%	to	1.78%
2009	248	$8.41	to	$14.75	$3,320	1.39%	0.70%	to	1.50%	25.32%	to	26.28%
2008	338	$6.66	to	$11.71	$3,607	2.63%	0.70%	to	1.50%	-43.61%	to	-43.17%
2007	345	$18.07	to	$20.65	$6,503	1.89%	0.75%	to	1.50%	11.75%	to	12.58%
2006	401	$16.17	to	$18.38	$6,725	2.18%	0.75%	to	1.50%	27.52%	to	28.53%
ING MidCap Opportunities Portfolio - Class I												
2010	116	$12.62	to	$22.49	$1,993	0.72%	0.70%	to	1.25%	28.71%	to	29.44%
2009	40	$9.75	to	$13.30	$523	0.20%	0.70%	to	1.25%	39.80%	to	40.49%
2008	54	$6.94	to	$9.47	$498	-	0.70%	to	1.25%	-38.42%	to	-38.10%
2007	56	$14.81	to	$15.30	$860	-	0.75%	to	1.25%	24.14%	to	24.80%
2006	34	$11.93	to	$12.26	$411	-	0.75%	to	1.25%	6.42%	to	7.00%
ING MidCap Opportunities Portfolio - Class S												
2010	238	$14.14	to	$14.85	$3,477	0.46%	0.95%	to	1.45%	28.08%	to	28.79%
2009	264	$10.61	to	$11.53	$2,989	0.11%	0.95%	to	1.90%	38.33%	to	39.59%
2008	336	$7.67	to	$8.26	$2,720	-	0.95%	to	1.90%	-38.88%	to	-38.27%
2007	533	$12.55	to	$13.38	$6,959	-	0.95%	to	1.90%	23.04%	to	24.23%
2006	742	$10.20	to	$10.77	$7,822	-	0.95%	to	1.90%	5.59%	to	6.63%
ING SmallCap Opportunities Portfolio - Class I												
2010	77	$10.57	to	$18.54	$852	-	0.70%	to	1.25%	30.66%	to	31.40%
2009	38	$8.09	to	$14.14	$320	-	0.70%	to	1.25%	29.44%	to	30.13%
2008	67	$6.25	to	$10.89	$522	-	0.70%	to	1.25%	-35.30%	to	-34.97%
2007	41	$9.66	to	$16.79	$410	-	0.75%	to	1.25%	8.66%	to	9.31%
2006	26	$8.89	to	$15.40	$241	-	0.75%	to	1.25%	11.12%	to	11.61%
ING SmallCap Opportunities Portfolio - Class S												
2010	249	$9.63	to	$10.12	$2,465	-	0.95%	to	1.45%	30.11%	to	30.75%
2009	264	$7.21	to	$7.74	$2,004	-	0.95%	to	1.75%	28.52%	to	29.43%
2008	320	$5.55	to	$5.98	$1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
2007	465	$8.65	to	$9.22	$4,184	-	0.95%	to	1.90%	7.72%	to	8.73%
2006	629	$8.03	to	$8.48	$5,223	-	0.95%	to	1.90%	10.30%	to	11.29%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco V.I. Capital Appreciation Fund - Series I Shares												
2010	69	$8.66	to	$11.09	$649	0.77%	0.70%	to	1.50%	13.80%	to	14.67%
2009	79	$7.61	to	$9.73	$648	0.68%	0.35%	to	1.50%	19.28%	to	20.72%
2008	76	$6.38	to	$8.13	$523	-	0.70%	to	1.50%	-43.39%	to	-42.94%
2007	77	$11.27	to	$14.32	$929	-	0.75%	to	1.50%	10.38%	to	11.18%
2006	99	$10.21	to	$12.95	$1,077	0.08%	0.75%	to	1.50%	4.94%	to	5.56%
Invesco V.I. Core Equity Fund - Series I Shares												
2010	144	$9.76	to	$15.78	$1,555	0.97%	0.35%	to	1.50%	7.85%	to	9.23%
2009	155	$9.05	to	$14.54	$1,552	1.97%	0.35%	to	1.50%	26.40%	to	28.02%
2008	135	$7.16	to	$11.44	$1,084	2.41%	0.70%	to	1.50%	-31.15%	to	-30.63%
2007	132	$10.40	to	$16.53	$1,492	1.16%	0.75%	to	1.50%	6.45%	to	7.25%
2006	154	$9.77	to	$13.27	$1,623	0.72%	0.75%	to	1.50%	15.08%	to	15.90%
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2010	-		$38.24		$14	-		0.75%			7.60%	
2009	-		$35.54		$13	6.90%		0.75%			24.92%	
2008	1		$28.45		$16	-		0.75%			-16.45%	
2007	1		$34.05		$23	4.55%		0.75%			9.70%	
2006	1		$31.04		$21	2.16%		0.75%			9.88%	
Janus Aspen Series Enterprise Portfolio - Institutional Shares												
2010	-	$29.69	to	$33.10	$2	-	0.75%	to	1.50%	23.97%	to	24.91%
2009	-	$23.95	to	$26.50	$2	-	0.75%	to	1.50%	42.64%	to	43.79%
2008	-	$16.79	to	$18.43	$1	-	0.75%	to	1.50%	-44.55%	to	-44.15%
2007	-	$30.28	to	$33.00	$8	-	0.75%	to	1.50%	20.21%	to	21.10%
2006	-	$25.19	to	$27.25	$7	-	0.75%	to	1.50%	11.96%	to	12.79%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2010	-		$30.14		$3	-		0.75%			7.18%	
2009	-		$28.12		$3	-		0.75%			12.35%	
2008	-		$25.03		$3	-		0.75%			5.26%	
2007	1		$23.78		$12	8.33%		0.75%			6.21%	
2006	1		$22.39		$12	4.88%		0.75%			3.47%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Janus Portfolio - Institutional Shares												
2010	-		$20.25		$2	-		1.50%			12.81%	
2009	-		$17.95		$2	-		1.50%			34.36%	
2008	-	$13.36	to	$14.67	$5	-	0.75%	to	1.50%	-40.62%	to	-40.20%
2007	-	$22.50	to	$24.53	$9	-	0.75%	to	1.50%	13.35%	to	14.25%
2006	-	$19.85	to	$21.47	$8	0.49%	0.75%	to	1.50%	9.73%	to	10.56%
Janus Aspen Series Worldwide Portfolio - Institutional Shares												
2010	-		$24.92		$1	-		0.75%			15.00%	
2009	-		$21.67		$1	-		0.75%			36.63%	
2008	-		$15.86		$2	-		0.75%			-45.06%	
2007	-		$28.87		$8	-		0.75%			8.82%	
2006	-		$26.53		$7	1.72%		0.75%			17.29%	
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC												
2010	185	$11.30	to	$16.65	$2,550	0.39%	0.35%	to	1.50%	23.52%	to	25.05%
2009	189	$9.07	to	$13.40	$2,101	0.44%	0.35%	to	1.50%	24.74%	to	26.24%
2008	222	$7.21	to	$10.69	$2,000	1.17%	0.70%	to	1.50%	-40.23%	to	-39.78%
2007	274	$14.54	to	$17.79	$4,141	0.43%	0.75%	to	1.50%	-0.95%	to	-0.20%
2006	306	$11.47	to	$17.86	$4,642	0.42%	0.75%	to	1.50%	10.54%	to	11.36%
Oppenheimer Global Securities/VA												
2010	3		$24.77		$63	1.60%		0.75%			15.10%	
2009	3		$21.52		$62	1.83%		0.75%			38.75%	
2008	3		$15.51		$47	1.53%		0.75%			-40.64%	
2007	3		$26.13		$84	1.20%		0.75%			5.53%	
2006	3		$24.76		$83	0.98%		0.75%			16.79%	
Oppenheimer Main Street Fund®/VA												
2010	27	$9.81	to	$11.64	$286	1.05%	0.80%	to	1.25%	14.74%	to	15.13%
2009	31	$8.55	to	$10.11	$288	1.84%	0.80%	to	1.25%	26.67%	to	27.33%
2008	35	$6.75	to	$7.94	$255	1.74%	0.80%	to	1.25%	-39.24%	to	-38.97%
2007	36	$11.11	to	$13.01	$434	0.98%	0.80%	to	1.25%		3.06%	
2006	32	$10.78	to	$12.56	$381	2.21%	0.80%	to	1.25%	13.59%	to	14.08%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Main Street Small Cap Fund®/VA												
2010	65	$11.45	to	$13.55	$871	0.55%	0.70%	to	1.50%	21.54%	to	22.59%
2009	53	$9.34	to	$11.06	$586	0.83%	0.70%	to	1.50%	35.19%	to	36.21%
2008	47	$6.86	to	$8.12	$382	0.60%	0.70%	to	1.50%	-38.76%	to	-38.34%
2007	47	$12.90	to	$13.17	$617	0.30%	0.75%	to	1.50%	-2.71%	to	-1.94%
2006	54	$13.26	to	$13.43	$723	0.10%	0.75%	to	1.50%	13.65%	to	14.20%
Oppenheimer Small- & Mid-Cap Growth Fund/VA												
2010	5	$9.06	to	$11.44	$55	-	0.80%	to	1.25%	25.83%	to	26.41%
2009	26	$7.20	to	$9.05	$195	-	0.80%	to	1.25%	30.91%	to	31.54%
2008	5	$5.50	to	$6.88	$37	-	0.80%	to	1.25%	-49.68%	to	-49.49%
2007	15	$10.93	to	$13.62	$180	-	0.80%	to	1.25%		5.00%	
2006	6	$10.41	to	$12.91	$74	-	0.80%	to	1.25%	1.66%	to	2.14%
PIMCO Real Return Portfolio - Administrative Class												
2010	508	$11.32	to	$14.00	$7,054	1.41%	0.70%	to	1.50%	6.48%	to	7.40%
2009	671	$10.54	to	$13.04	$8,712	3.08%	0.70%	to	1.50%	16.60%	to	17.50%
2008	532	$8.97	to	$11.10	$5,888	4.40%	0.70%	to	1.50%	-8.21%	to	-7.81%
2007	383	$11.82	to	$12.04	$4,609	3.17%	0.75%	to	1.25%	9.14%	to	9.75%
2006	224	$10.75	to	$10.97	$2,452	4.26%	0.75%	to	1.50%	-0.37%	to	0.09%
Pioneer Emerging Markets VCT Portfolio - Class I												
2010	414	$10.10	to	$10.56	$4,363	0.33%	0.70%	to	1.50%	14.22%	to	15.03%
2009	308	$8.78	to	$9.18	$2,820	1.25%	0.70%	to	1.50%	72.08%	to	73.52%
2008	196	$5.06	to	$5.30	$1,033	0.51%	0.70%	to	1.50%	-58.85%	to	-58.50%
2007	225	$12.71	to	$12.77	$2,870	(b)	0.75%	to	1.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
Pioneer High Yield VCT Portfolio - Class I												
2010	35	$12.54	to	$14.63	$502	5.51%	0.70%	to	1.50%	16.30%	to	17.23%
2009	45	$10.70	to	$12.48	$551	6.29%	0.70%	to	1.50%	57.99%	to	59.46%
2008	40	$6.71	to	$7.84	$308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
2007	119	$11.89	to	$12.23	$1,452	5.69%	0.75%	to	1.50%	4.53%	to	5.07%
2006	42	$11.48	to	$11.64	$480	4.35%	0.75%	to	1.25%		7.68%	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger International												
2010	191	$10.18	to	$11.61	$1,990	2.29%	0.70%	to	1.50%	23.29%	to	24.04%
2009	168	$8.33	to	$9.36	$1,413	3.19%	0.70%	to	1.25%	47.96%	to	48.81%
2008	72	$5.63	to	$6.29	$406	1.14%	0.70%	to	1.25%	-46.28%	to	-45.96%
2007	112	$10.46	to	$10.51	$1,172	(b)	0.75%	to	1.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
Wanger Select												
2010	208	$11.89	to	$16.96	$3,507	0.54%	0.70%	to	1.50%	24.65%	to	25.69%
2009	212	$9.46	to	$13.50	$2,845	-	0.70%	to	1.50%	63.80%	to	65.10%
2008	212	$5.73	to	$8.19	$1,732	-	0.70%	to	1.50%	-49.84%	to	-49.41%
2007	267	$15.75	to	$16.19	$4,305	-	0.75%	to	1.50%	7.73%	to	8.58%
2006	140	$14.62	to	$14.91	$2,085	0.29%	0.75%	to	1.50%	18.23%	to	18.80%
Wanger USA												
2010	55	$11.58	to	$14.86	$807	-	0.70%	to	1.50%	21.50%	to	22.54%
2009	36	$9.45	to	$12.13	$432	-	0.70%	to	1.50%	40.12%	to	41.26%
2008	27	$6.69	to	$8.60	$231	-	0.70%	to	1.50%	-40.59%	to	-40.11%
2007	30	$13.97	to	$14.36	$436	-	0.75%	to	1.50%	3.79%	to	4.59%
2006	42	$13.46	to	$13.73	$569	0.39%	0.75%	to	1.50%	6.53%	to	7.10%

(a) As investment Division had no investments until 2006, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying Fund In which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.